Exhibit 99.3
NEW GOLD INC.
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2742150 ONTARIO LIMITED

PURCHASE AGREEMENT

February 24, 2020

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Actions on Non-Business Days	15
1.3	Currency and Payment Obligations	15
1.4	Calculation of Time	16
1.5	Knowledge	16
1.6	Additional Rules of Interpretation	16
1.7	Disclosure Letter	17
1.8	Exhibits	17

ARTICLE 2 FREE CASH FLOW ROYALTY		18
2.1	Purchase and Grant of Free Cash Flow Royalty	18
2.2	Amount and Payment of Purchase Price	18

ARTICLE 3 OPTION		18
3.1	Option Exercise	18
3.2	Formation of the Partnership; Contributions	18
3.3	Employees	19
3.4	Grounds for Termination	19
3.5	Purchaser’s Conditions	20
3.6	Vendor’s Conditions	21
3.7	Repurchase Option	22
3.8	Cherry Creek Properties and Area of Interest Properties Option	22
3.9	Mineral Tax	22
3.10	Option Regulatory Approvals	22

ARTICLE 4 REPRESENTATIONS AND WARRANTIES		23
4.1	Representations and Warranties of the Vendor	23
4.2	Representations and Warranties of the Purchaser	32
4.3	Disclaimer of Warranties	33

ARTICLE 5 CLOSING ARRANGEMENTS		34
5.1	Closing	34
5.2	Vendor’s Closing Deliveries	34
5.3	Purchaser’s Closing Deliveries	35

ARTICLE 6 CONDITIONS OF CLOSING		35
6.1	Purchaser’s Conditions	35
6.2	Condition Not Fulfilled	36
6.3	Vendor’s Conditions	36
6.4	Condition Not Fulfilled	37

ARTICLE 7 INDEMNIFICATION		38
7.1	Survival	38
7.2	Indemnity by the Vendor	38
7.3	Indemnity by the Purchaser	38
7.4	Claim Notice	39
7.5	Time Limits for Claim Notice for Breach of Representations and Warranties	39
7.6	Certain Limitations	40
7.7	Agency for Non-Parties	41

7.8	Direct Claims	41
7.9	Third Party Claims.	41
7.10	Cooperation	43
7.11	Adjustment to Purchase Price	43
7.12	Exclusivity	43
7.13	Reasonable Steps to Mitigate	44

ARTICLE 8 COVENANTS		44
8.1	Investigation	44
8.2	Transaction Personal Information	45
8.3	Confidentiality	45
8.4	Action During Interim Period	45
8.5	Exclusive Dealings	46
8.6	Consents and Approvals	47

ARTICLE 9 TERMINATION		47
9.1	Grounds for Termination	47
9.2	Effect of Termination	48

ARTICLE 10 GENERAL		48
10.1	Expenses	48
10.2	Public Announcements	48
10.3	Notices	49
10.4	Time of Essence	50
10.5	Further Assurances	50
10.6	Entire Agreement	50
10.7	Amendment	50
10.8	Waiver	50
10.9	Severability	50
10.10	Specific Performance	51
10.11	Attornment	51
10.12	Governing Law	51
10.13	Successors and Assigns; Assignment	51
10.14	Third Party Beneficiaries	51
10.15	Counterparts	52

Exhibit “A” Assignment and Assumption Agreement	A-1
Exhibit “B” Partnership Agreement	B-1
Exhibit “C” Step Plan	C-1
Exhibit “D” Contribution Agreement	D-2
Exhibit “E” FCF Royalty Agreement	E-1
Exhibit “F” Cherry Creek Properties	F-1
Exhibit “G” Opinion Properties	G-1
Exhibit “H” Sugarloaf and Northland Properties	H-1

PURCHASE AGREEMENT
THIS PURCHASE AGREEMENT dated February 24, 2020 is made
B E T W E E N
NEW GOLD INC. a corporation existing pursuant to the laws of British Columbia (the “Vendor”)
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2742150 ONTARIO LIMITED, a corporation existing pursuant to the laws of Ontario (the “Purchaser”)
RECITALS
A.	The Vendor is the owner and operator of the New Afton Mine (as hereinafter defined).
B.	The Purchaser is willing to purchase and the Vendor is willing to grant a free cash flow royalty in respect of the Operations (as hereinafter defined) of the New Afton Mine (the “FCF Royalty”).
C.
The terms of the FCF Royalty shall include an option to exchange the FCF Royalty for a Partnership Interest in the Partnership entitling the Purchaser to a 46.0% Proportionate Share (each such term as hereinafter defined).

For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each Party (as hereinafter defined), the Parties agree as follows:
ARTICLE 1
INTERPRETATION

1.1	Definitions
In this Agreement:
 “Additional Capital Project” has the meaning set out in the FCF Royalty Agreement.
 “Affiliate” means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such Person, and includes any Person in like relation to an Affiliate. A Person shall be deemed to “control” another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of such other Person, whether through the ownership of voting securities, by contract or otherwise; and the term “controlled” shall have a similar meaning.
 “Agreement” means this Purchase Agreement, all the Exhibits hereto and the Schedules hereto (as set out in the Disclosure Letter), as the same may be amended or supplemented from time to time in accordance with the terms hereof.
 “Alternative Transaction” has the meaning set out in Section 8.5(1).

 “Applicable Law” means, with respect to any Person, property, transaction, event or other matter, any laws (including common law), statutes, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, rulings and judicial, arbitral, administrative, ministerial or departmental judgments, awards or requirements of any Governmental Authority or other requirement having force of law (collectively, “Law”), in each case relating to or applicable to such Person, property, transaction event in the event or other matter.
“Area of Interest” means that area which is included within 10 km from the outermost boundary of the New Afton Mine, which for certainty, also includes the area that is within the outermost boundary of the New Afton Mine.
“Area of Interest Properties” means any mineral claims, mining leases, crown-granted mineral claims, mineral tenures and other mining rights, access and other property rights (including surface rights held in fee or under lease, license, easement, right of way or other property rights of any kind) located within the Area of Interest as of the Option Exercise Date, but for greater certainty excludes the Sugarloaf and Northland Properties.
 “Assignment and Assumption Agreement” means the agreement between the Vendor and the Purchaser in the form attached as Exhibit “A”.
 “Benefit Plan” means all employee benefit plans, agreements, programs, material undertakings and arrangements maintained for, available to or otherwise relating to any New Afton Employees, or any spouses, dependents or survivors of any New Afton Employee, or in respect of which the Vendor is a party to or bound by or is obligated to contribute or in any way liable (contingent or otherwise) in respect of any New Afton Employee, except that the term “Benefit Plans” shall not include any statutory plans with which the Vendor, is required to comply, including the Canada Pension Plan and plans administered under applicable provincial health tax, workers’ compensation, workplace health and safety and employment insurance legislation.
“Books and Records” has the meaning set out in the definition of “New Afton Assets”.
 “Business Day” means any day except Saturday, Sunday or any day on which major banks are generally not open for business in the City of Kamloops, British Columbia or in the City of Toronto, Ontario.
 “Cherry Creek Properties” means the properties identified on Exhibit “F”, as such properties may be added to or disposed of between the Closing Date.
 “Claim Notice” has the meaning set out in Section 7.4.
 “Closing” means the completion of the purchase and sale of the FCF Royalty in accordance with the provisions of this Agreement.
 “Closing Date” has the meaning set out in Section 5.1.
 “Closing Time” means the time of Closing on the Closing Date provided for in Section 5.1.
 “Closure Indemnity Agreement” has the meaning set out in Section 3.10.

 “Closure Plan” means the Vendor’s Mine Reclamation and Closure Plan dated October, 2019 in respect of the New Afton Mine, a true and complete copy of which has been provided in the Data Room.
 “Collective Agreement” means any collective bargaining agreement, union agreement or Contract with any trade union, employee association that may qualify as a trade union, council of trade unions, employee bargaining agent or affiliated bargaining agent, which would apply to the employment relationship between any of the Employees of the Vendor employed exclusively in respect of the New Afton Mine and the Operations.
“Confidential Information” has the meaning set out in the Confidentiality Agreement.
“Confidentiality Agreement” means the confidentiality agreement entered into among the Vendor and Ontario Teachers’ Pension Plan Board made as of October 30, 2019.
 “Consent” means any consent, approval, authorization, notice, permit, waiver, ruling, exemption or acknowledgement from any Person which is provided for or required: (a) in respect of or pursuant to the terms of any Contract; or (b) under any Applicable Law, in either case in connection with the grant of the FCF Royalty to the Purchaser pursuant to the FCF Royalty Agreement, but does not include a Regulatory Approval.
 “Contracts” means all contracts, licences, sub-licences, agreements, leases, obligations or undertakings, including all amendments and supplements thereto, to which a Person is a party or a beneficiary, or by which such Person or any of its properties or assets is bound or may be affected or under which such Person has rights or obligations.
 “Contribution Agreement” means the contribution agreement substantially in the form set out as Exhibit “D”.
 “Damages” means, whether or not involving a Third Party Claim, any loss, cost, liability, claim, obligation, charge, interest, fine, penalty, assessment, Taxes, damage or expense (including fees and expenses of legal counsel).
 “Data Room” means the virtual data room set up by the Vendor and the contents thereof as of 5:00 p.m. (Eastern time) on the date that is three Business Days prior to the date hereof, the index of documents of which is appended to the Disclosure Letter.
 “Development” means all preparation for the removal and recovery of Products from the New Afton Real Property including the construction or installation of a mine, mill, processing plant, leach pads or any other improvements to be used for the mining, handling, milling, treatment, processing or other beneficiation of Products and includes the preparation of pre-feasibility studies, feasibility studies and financing plans.
 “Direct Claim” has the meaning set out in Section 7.4.
 “Disclosure Letter” means the disclosure letter containing the Schedules dated the date of this Agreement and delivered by the Vendor with this Agreement.
 “Dollars” means the lawful currency of the United States of America.
 “Employee” means an individual who is employed by a Person, whether on a full-time or part-time basis.

 “Environmental Law” means Applicable Law in respect of the protection of the natural environment or any species or organisms that make use of it.
 “Environmental Liabilities” means, with respect to or arising out of or in connection with the New Afton Assets, including the New Afton Real Property and any additions thereto following the date hereof and any Former Activities carried out thereon, any and all actions, causes of action, demands, claims, debts, obligations, liabilities (contingent or otherwise), duties, requirements, orders, injunctions, decisions, judgments, directives, penalties, fines or rights of action of any nature instituted, required, made, imposed, rendered, issued or arising under or pursuant to common law or any federal, provincial, municipal or local statute, regulation, by-law, order, ordinance, permit, licence, registration, consent, certificate, approval or authorization or other law pertaining to the protection or conservation of the natural environment, the protection or preservation of wildlife or fishery resources or the public, the undertaking of mineral resource exploration, extraction or processing operations and the decommissioning or closure of such operations, including the reclamation, remediation, rehabilitation and restoration of mining properties and of the natural environment, whether initiated by any Person and whether initiated, instituted, required, made, imposed, rendered or issued by any Governmental Authority. For greater certainty, a Law pertaining to the protection or conservation of the natural environment shall include all such Laws relating to the manufacture, processing, generation, distribution, use, treatment, storage, disposal, transport, labeling, handling, discharge, release, clean-up, containment or removal of any pollutants, contaminants, chemicals, toxic or hazardous substances, industrial, domestic or hazardous wastes including, without limitation, flammable, corrosive, reactive, explosive, leachate toxic, pathological, infectious or radioactive materials or wastes or otherwise relating to a condition or occurrence which may affect adversely the state, quality or use of soil, water, air, vegetation, fish life, wildlife or property or result in damage or risk to the life, health, safety, welfare or comfort of fish life, wildlife or human beings.
 “Excluded Employees” means those New Afton Employees mutually agreed by the Parties in writing whose employment shall not be transferred to the Partnership.
 “Exploration” means all activities directed exclusively and directly toward ascertaining the existence, location, quantity, quality or commercial value of deposits of Products on, in or under the New Afton Real Property.
"Exploration Costs" means exploration costs incurred by the Vendor with the objective of identifying new mineralization or additional reserves or resources, or improving confidence in or understanding of existing mineral reserves or mineral resources within the Cherry Creek Properties and/or the Area of Interest Properties.
 “FCF Royalty” has the meaning set out in the recitals.
 “FCF Royalty Agreement” means the free cash flow royalty agreement in the form set out as Exhibit “E”.
 “Financial Records” means all books of account and other financial records of the Vendor relating to the Operations and the New Afton Assets contained in the Data Room.
“Financial Statements” means the financial statements contained in the Data Room for the Vendor’s division in respect of the New Afton Mine for the end of the fiscal year ended December 31, 2019.

 “FMV” means the fair market value determined based on the consideration that would be received on the day of the event that gave rise to the valuation request in a single transaction in an open and unrestricted market between prudent parties, acting at arm’s length, without any discount for a minority interest or premium for Control.
 “Former Activities” means all manner of Operations carried on, at or under the New Afton Real Property and any additions thereto following the date hereof and all activities of any nature reasonably ancillary thereto.
“General Partner” means an Ontario corporation to be incorporated and wholly-owned by the Vendor and which will serve as the general partner of the Partnership pursuant to the Partnership Agreement.
 “Governmental Authority” means:
(a)	any federal, provincial, municipal or local government or political subdivision thereof (whether administrative, legislative, executive or otherwise);
(b)
any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government;

(c)	any court, tribunal, commission, individual, arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; and
(d)
any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or professional association, in each case having jurisdiction over the applicable Person.

For greater certainty, for purposes of this Agreement “Governmental Authority” shall not include any form of Indigenous government, including chiefs, tribal councils, band councils or any other governing body.
 “GST/HST” means all goods and services tax and harmonized sales tax imposed under Part IX of the GST/HST Legislation.
 “GST/HST Legislation” means Part IX of the Excise Tax Act (Canada).
 “IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and as applicable to entities that are publicly accountable in Canada.
 “Indemnified Party” means a Person whom the Vendor or the Purchaser, as the case may be, is required to indemnify under Article 7.
 “Indemnifying Party” means, in relation to an Indemnified Party, the Party that is required to indemnify such Indemnified Party under Article 7.

“Indigenous Claim” means any claim, written assertion or demand, whether proven or unproven, made by any Indigenous Group, or by any member of an Indigenous Group on their own behalf or on behalf of that Indigenous Group, in each case, with respect to the aboriginal rights, title or interests of that Indigenous Group.
“Indigenous Groups” means any band, band council, tribal council or other governing body, however organized, that is established by aboriginal peoples of Canada within the meaning section 35(2) of the Constitution Act, 1982, within their asserted traditional territory in British Columbia.
“Indigenous Group Contracts” has the meaning set out in Section 4.1(27)(a).
 “Insurance Policies” has the meaning set out in Section 4.1(28)(a).
 “Interim Period” means the period from the date of this Agreement to the earlier of the date of termination of this Agreement and the Closing Time.
 “ITA” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supplement), as amended from time to time.
 “Law” has the meaning set out in the definition of “Applicable Law”.
 “Legal Proceeding” means any litigation, action, application, suit, hearing, claim, civil, administrative, regulatory or criminal, arbitration proceeding or other similar proceeding, before or by any Governmental Authority, and includes any appeal or review thereof and any application for leave for appeal or review.
 “Licence” means any licence, permit, authorization, approval or other evidence of authority, issued or granted to, conferred upon, or otherwise created for, the Vendor by any Governmental Authority in connection with the ownership of the New Afton Mine and Operations.
 “Lien” means any lien, mortgage, charge, hypothec, pledge, security interest, royalties, prior assignment, option, warrant, lease, sublease, right to possession, Residual Property Right, adverse claim, easement, indenture, deed of trust, deemed trust, encumbrance, right of way, conditional sale or title retention agreement, claim, right or restriction which affects, by way of a conflicting ownership interest or otherwise, the right, title, use or interest in or to any particular property.
“LOM Plan” means the Vendor’s life of mine model in respect of the New Afton Mine provided in the Data Room.

 “Material Adverse Change” means, any change, effect, event, state of facts or circumstance that, individually or in the aggregate with other such changes, effects, events, state of facts or circumstances, (A) has, has had or would reasonably be expected to have a material adverse effect on the business, operations, results of operations, assets, properties, condition (financial or otherwise) or liabilities (contingent or otherwise) of the Operations, taken as a whole, or (B) would reasonably be expected to prevent or materially delay the consummation of this Agreement or the transactions contemplated hereby; provided, however, that (with respect to clause (A) above only) no change, effect, event, state of facts or circumstance resulting from or attributable to any of the following shall be deemed to be, or taken into account in determining whether there has been or would reasonably expected to be, a Material Adverse Change: (a) the execution, public announcement, pendency or performance of this Agreement or the transactions contemplated hereby or any action taken by the Vendor that is required to be taken (or omitted to be taken) pursuant to this Agreement; (b) general political, economic or financial conditions in Canada or the United States; (c) the state of securities or commodity markets in general; (d) any change in currency exchange rates; (e) any change in Applicable Laws or in the interpretation or application thereof by any Governmental Authority; (f) any change in generally accepted accounting principles (including IFRS) or in the interpretation or application thereof by any Governmental Authority; (g) any weather-related event or natural disaster or outbreak or escalation of hostilities or acts of war (whether or not declared) or act of terrorism; and (h) changes affecting the mining industry generally or the price of gold, silver or copper; provided further that, (i) in the case of clauses (b), (e) and (f), any such change, effect, event or circumstance shall not be excluded to the extent the same disproportionately affects (individually or together with other changes, effects, events or circumstances) the Operations, taken as a whole, relative to other comparable Persons and (ii) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Material Adverse Change” has occurred.
 “Material Commercial Contract” means a Contract relating exclusively to the Operations (a) which involves or may reasonably be expected to involve the payment to or by the Vendor of more than $2,500,000 over the term of that Contract, (b) containing covenants of the Vendor not to acquire any property, compete in any line of business or with any Person, (c) relating to the acquisition or disposition of any material business or material assets (whether by merger, sale of stock or assets or otherwise), which acquisition or disposition is not yet complete, (d) providing for a guarantee, support or indemnification by the Vendor, assumption or endorsement by the Vendor of, or any similar commitment by the Vendor with respect to any indebtedness or obligation of any other Person which involves or may reasonably be expected to involve payment by the Vendor of more than $2,500,000, (e) with a Governmental Authority, (f) relating to the settlement of pending litigation that have any obligations outstanding as of the date hereof involving the payment to or by the Vendor of more than $2,500,000, and (g) is otherwise material to the conduct of Operations, taken as a whole; provided that “Material Commercial Contract” does not include Contracts with Indigenous Groups, Licences, the New Afton Mining Lease, the New Afton Land Act Lease, Premises Leases, Contracts with Employees, Personal Property Leases, or any Contract relating to or creating an interest in real property including Royalty Agreements, Residual Property Rights and Contracts in respect of New Afton Real Property.
 “Mines Act” means the Mines Act [RSBC 1996] Chapter 293.
 “Mines Permits” means permits M-229 and MX-4-563, each as amended from time to time, issued for the New Afton Mine pursuant to s.10 of the Mines Act.
 “Mineral Taxes” means any Tax payable pursuant to a return filed under the Mineral Tax Act.
 “Mineral Tax Act” means the Mineral Tax Act [RSBC 1996] Chapter 291.
 “Mining” includes all of the mining, extracting, producing, treating, transporting, handling, milling and other processing of Products.
 “New Afton Assets” means all of the assets, property and undertaking owned legally or beneficially by the Vendor exclusively in respect of the Operations or related to, or ancillary to, the ownership of the New Afton Mine including the following:

(a)
all of the real property that comprises the New Afton Real Property including, without limitation, all easements and rights of way related thereto and all plant, buildings, structures, headframes, improvements, appurtenances, fixtures (including fixed machinery and fixed equipment), bore holes, pits and shafts located thereon or thereunder or forming part thereof;

(b)
all mine site or process site fixed machinery and equipment, mills, plant, pumps, mill parts, hoists, effluent treatment facilities and other fixed equipment, which are situated in, on or under the New Afton Real Property;

(c)	all Contracts, deeds, grants, conveyances and other documents and rights giving rise to or creating the New Afton Real Property or exclusively in respect of Operations;
(d)	the benefit of any Licences (to the extent that the Licences are assignable or transferable and subject to obtaining the Regulatory Approvals), New Afton Royalty Agreements and other Contracts;
(e)
all records (whether or not recorded on computer or computer related media) in the possession or control of the Vendor relating specifically and solely to the New Afton Assets, the Assumed Obligations and the Operations (collectively the “Books and Records”), including, without limitation, all surveys, plans or specifications, contracts, documents, technical information and data, maps, surveys, drill core samples and assays and maintenance and repair records and all reports and studies (including scoping studies and feasibility studies) as well as the data, documentation and materials used in connection therewith, relating exclusively to the New Afton Real Property, but not including any business, financial, accounting or tax records (other than in respect of property Taxes or other Taxes related to the New Afton Real Property); and

(f)	the Mines Permits.
“New Afton Crown Granted Mineral Claims” means the crown granted mineral claims described in Schedule 4.1(9)(d) of the Disclosure Letter.
 “New Afton Employees” means the Vendor’s Employees which are employed exclusively in respect of the Operations.
 “New Afton Fee Simple Properties” means the fee simple properties described in Schedule 4.1(9)(c) of the Disclosure Letter.
“New Afton Land Act Lease” has the meaning set out in Schedule 4.1(9)(i) of the Disclosure Letter.
 “New Afton Licences” means the licenses set out in Schedule 4.1(17) of the Disclosure Letter.
 “New Afton Mine” means the New Afton gold mine located near Kamloops, British Columbia operating on the New Afton Real Property.
 “New Afton Mining Claims” means the unpatented mining claims administered under the Mineral Tenure Act (British Columbia) described in Schedule 4.1(9)(b) of the Disclosure Letter.

 “New Afton Mining Lease” means the mining lease described in Schedule 4.1(9)(a) of the Disclosure Letter.
 “New Afton Obligations” means all costs, liabilities and obligations of any nature or kind whatsoever, whether arising before, on or after the Option Closing Date, relating to, arising from or connected with (a) the Operations and/or the New Afton Transferred Assets, including, without limitation, each of the New Afton Royalty Agreements transferred to, or held by Vendor for the benefit of, the Partnership; and/or (b) the ownership, possession or control of, and all Former Activities on, in or under, the New Afton Real Property and any additions thereto following the date hereof, and/or the ownership, possession or control of any other New Afton Transferred Asset, including for greater certainty, without limiting the generality of the foregoing (i) all Environmental Liabilities in respect of, related to or arising out of the New Afton Assets and/or Operations or the conduct of any Former Activities thereon; and (ii) all covenants, liabilities, obligations and responsibilities of the Vendor relating to, arising from or connected any Contracts and Licenses forming part of the New Afton Transferred Assets; and (iii) all liabilities under the Mines Permits; and (iv) all liabilities in respect of Transferred Employees, including in respect of all actions, causes of action, suits, claims, demands, grievances, arbitration awards and any costs whatsoever which may be asserted by any Transferred Employees against the Vendor in respect of any termination of employment of such employees by the Vendor or the Partnership on or after the Option Closing Date, but not including Retained Liabilities.
 “New Afton Real Property” means the New Afton Fee Simple Properties, the New Afton Crown Granted Mineral Claims, the New Afton Land Act Lease, the New Afton SRW, the New Afton Mining Claims and the New Afton Mining Lease.
 “New Afton Royalty Agreements” has the meaning set out in Section 4.1(9)(h).
 “New Afton SRW” means the statutory right of way of the Vendor registered in the Land Titles Office as Statutory Right of Way CA3738259 over the lands legally described as BLOCK A OF SECTION 31 TOWNSHIP 19 RANGE 18 AND SECTION 6 TOWNSHIP 20 RANGE 18 AND SECTION 1 TOWNSHIP 20 RANGE 19 AND SECTION 36 TOWNSHIP 19 RANGE 19 WEST OF THE 6TH MERIDIAN KAMLOOPS DIVISION YALE DISTRICT (PID: 025-541-315).
 “New Afton Transferred Assets” means all of the assets, property and undertaking owned legally or beneficially by the Vendor exclusively in respect of the Operations of the New Afton Mine as at the Option Closing Date and the Pipeline Easement, but for greater certainty excludes: (i) the real property, mineral rights or mineral claims which are included as the New Afton Properties and are subject to any Relinquishment Event; (ii) the Cherry Creek Properties and the Area of Interest Properties (subject to the application of Section 3.8); and (iii) the Sugarloaf and Northland Properties.
"New Afton TSF" means the New Afton Tailings Storage Facility and the Pothook Tailings Storage Facility constructed for the New Afton Mine under Permit M-229.
 “NI 43-101” means National instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.
 “Non-Approved Additional Capital Project” means an Additional Capital Project undertaken by the Vendor which the Purchaser did not elect to approve in accordance with the provisions of the FCF Royalty Agreement.

 “Non-Real Property New Afton Assets” means the New Afton Assets excluding the New Afton Real Property.
“Northland Properties” means the properties identified on Exhibit “H” as the Northland Properties.
 “Operations” means Exploration, Development, Mining and all other activities carried out in the operation of the business of the New Afton Mine including remediation and reclamation activities.
 “Option” means the Purchaser’s option as set out in Section 4 of the FCF Royalty Agreement to acquire a Partnership Interest entitling it to a 46.0% Proportionate Share on the terms and conditions set out in Article 3.
“Option Approvals” means, collectively, the Required Option Consents, the Option Regulatory Approvals, the Purchaser Required Option Consents and the Purchaser Option Regulatory Approvals.
“Option Closing” means the completion of the transactions set out in Article 3 including the formation of the Partnership pursuant to the Partnership Agreement and the completion of the contributions set out in the Contribution Agreement.
 “Option Closing Date” means the date which is six months following the date upon which the Vendor receives the Option Exercise Notice, or if any condition has not been satisfied or waived on such date, the next Business Day on which all the conditions set forth in Sections 3.5 and  3.6 have been satisfied or waived, or such other date as the Vendor and the Purchaser may otherwise agree in writing.
 “Option Exercise Notice” means a written notice delivered by the Purchaser to the Vendor in accordance with the terms of Section 4 of the FCF Royalty Agreement exercising the Option.
“Option Exercise Period” has the meaning given to it in the FCF Royalty Agreement.
“Option Interim Period” means the period commencing on the Option Exercise Date and ending on the Option Closing Date.
“Option Outside Date” has the meaning set out in Section 3.4(b).
 “Option Regulatory Approval” means any approval, consent, ruling, authorization, notice, permit, waiver or acknowledgement that may be required to be obtained by the Vendor from any Governmental Authority pursuant to Applicable Law or under the terms of any Licence or the conditions of any Order which is (a) material and (b) is required in connection with the contribution by the Vendor of New Afton Transferred Assets and Operations to the Partnership (which in some cases may be held by the General Partner, in its capacity as such for the Partnership) in order for the Operations to be carried on in the usual and ordinary course following such contribution.
 “Order” means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.
 “Ordinary Course of Business” when used in relation to the taking of any action by the Vendor means that the action:

(a)
is consistent in nature, scope and magnitude with the past practices of the Vendor in respect of Operations and is taken in the ordinary course of normal day-to-day operations of the Vendor in respect of Operations; or

(b)
is similar in nature, scope and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as the Vendor in respect of Operations.

 “Outside Date” means June 30, 2020 or such later date as may be agreed to in writing by the Parties.
 “Partnership” means the Ontario limited partnership which will own and operate the New Afton Mine to be formed in accordance with the Step Plan and Article 3, upon the exercise by the Purchaser of the Option in accordance with Section 4 of the FCF Royalty Agreement.
 “Partnership Agreement” means the limited partnership agreement to be entered into among the Vendor, the Purchaser and the General Partner on the Option Closing Date, substantially in the form set out as Exhibit “B”.
“Partnership Interest” has the meaning set out in the Partnership Agreement.
 “Party” means a party to this Agreement and any reference to a Party includes its successors and permitted assigns and “Parties” means every Party.
 “Permitted Liens” means:
(a)	rights reserved to, or vested in, any Governmental Authority to control or regulate the New Afton Assets or Operations;
(b)	inchoate or statutory Liens for Taxes not at the time overdue and inchoate or statutory Liens for overdue Taxes the validity of which is being contested in good faith;
(c)	zoning Laws, ordinances and similar Laws;
(d)
the terms and conditions of any instrument of title or lease in respect of the New Afton Real Property, provided they do not, individually or in the aggregate, materially impair the value, use or operation of the New Afton Real Property, as applicable;

(e)
statutory Liens incurred in the Ordinary Course of Business in connection with worker’s compensation, unemployment insurance and similar legislation, but only to the extent that each such statutory Lien or deposit relates to amounts not yet due;

(f)	security given by the Vendor to a public utility or any Governmental Authority in respect of any Operations;
(g)
undetermined or inchoate construction or repair or storage Liens arising in the Ordinary Course of Business, a claim for which has not been filed or registered pursuant to law or which notice in writing has not been given to the Vendor;

(h)
any reservations or exceptions contained in the original grants from the Crown or arising pursuant to Applicable Law, including without limitation the Mineral Tenure Act (British Columbia) and the Land Act (British Columbia) or any applicable predecessor legislation, and in the case of the New Afton Land Act Lease, the terms and conditions of the New Afton Land Act Lease;

(i)
easements and any registered restrictions or covenants or Liens that run with, and are registered on title to, any of the New Afton Real Property (or in the case of the New Afton Mining Lease or New Afton Mining Claims are registered against the New Afton Mining Lease or New Afton Mining Claims on the registry maintained under the Mineral Tenure Act (British Columba) provided such easements, restrictions, covenants and Liens existed prior to the Closing Date;

(j)
rights of way for, or reservations or rights of others relating to, roadways, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar products or services related to Ordinary Course of Business conducted on any of the New Afton Real Property;

(k)	Indigenous Groups’ proven or asserted claims to aboriginal title or other rights or interests in and to any part of the New Afton Real Property;
(l)	the rights of any Person pursuant to any New Afton Royalty Agreement or pursuant to any Residual Property Rights listed in Schedule 4.1(9)(g) of the Disclosure Letter; and
(m)	in the case of any Premises Lease, the rights, title and interests of the lessor in respect thereof.
 “Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Authority and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative.
 “Personal Information” means information about an identifiable individual as defined in Privacy Law.
 “Personal Property” means all machinery, equipment, furniture, motor vehicles and other chattels owned or leased by a Person (including those in possession of suppliers, customers and other third parties).
 “Personal Property Lease” means a chattel lease, equipment lease, conditional sales contract and other similar agreement to which a Person is a party or under which it has rights to use Personal Property.
“Pipeline Easement” means (i) the registered easement over the Northlands Properties in respect of the water pipeline servicing the New Afton Mine, if one exists at the Option Closing Date; or (ii) if no such easement exists at the Option Closing Date, the easement over the Northland Properties to be granted by the Vendor to the Partnership in respect of the water pipeline servicing the New Afton Mine for no additional consideration but subject to the Partnership assuming maintenance, regulatory and other similar obligations for the pipeline.

 “Premises Lease” means a lease, an agreement to lease, a sublease, a licence agreement and an occupancy or other agreement (excluding the New Afton Mining Lease and the New Afton Land Act Lease) under which the Vendor has the right, or has granted another Person the right, to use or occupy any real property.
 “Privacy Law” means the Personal Information Protection Act (British Columbia) and any applicable privacy Law of any other jurisdiction.
 “Products” shall mean all ores, minerals and mineral products located on, in or under or derived from the New Afton Real Property and all beneficiated and other products produced or derived therefrom.
“Proportionate Share” has the meaning set out in the Partnership Agreement.
 “Purchase Price” has the meaning set out in Section 2.2.
 “Purchaser” has the meaning set out in the preamble hereto, and for greater certainty includes any successors and permitted assigns.
 “Purchaser Fundamental Representations and Warranties” means the representations and warranties set out in Sections 4.2(1) to 4.2(3) and 4.2(5).
 “Purchaser’s Indemnified Parties” means the Purchaser, the Purchaser’s Affiliates and each of their respective Representatives.
 “Purchaser Option Regulatory Approval” means any approval, consent, ruling, authorization, notice, permit, waiver or acknowledgement that may be required to be obtained by the Purchaser from any Governmental Authority pursuant to Applicable Law or under the conditions of any Order which is (a) material and (b) is required in connection with the contribution and transfer of the FCF Royalty Agreement by the Purchaser to the Partnership or reasonably necessary to permit the Purchaser to perform its obligations under the transactions contemplated by Article 3 of this Agreement.
 “Purchaser Required Option Consent” means any consent, approval, authorization, notice, permit, waiver, ruling, exemption or acknowledgement from any Person which is provided for or required: (a) in respect of or pursuant to the terms of any Contract; or (b) under any Applicable Law, (i) in connection with the transfer of the FCF Royalty Agreement by the Purchaser to the Partnership in accordance with the Contribution Agreement; or (iii) which is otherwise reasonably necessary to permit the Purchaser to perform its obligations under the transactions contemplated by Article 3 of this Agreement; but does not include a Purchaser Option Regulatory Approval.
 “Regulatory Approval” means any approval, consent, ruling, authorization, notice, permit, waiver or acknowledgement that may be required to be obtained by the Vendor from any Governmental Authority pursuant to Applicable Law or under the terms of any Licence or the conditions of any Order (including, for greater certainty, any New Afton Licence, New Afton Mining Licence or New Afton Mining Lease) which is (a) material and (b) is required in connection with the grant of the FCF Royalty contemplated by this Agreement or otherwise necessary to permit the Vendor to perform its obligations under this Agreement to be performed as at the Closing Date.
“Reimbursed Capital Costs” has the meaning set out in Section 3.2.

“Relinquishment Event” has the meaning given to that term in the FCF Royalty Agreement.
 “Representative” when used with respect to a Person means each director, officer, Employee, consultant, financial adviser, legal counsel, accountant and other agent, adviser or representative of that Person.
“Repurchase Option” has the meaning set out in Section 3.7.
“Required Consent” means the consent set out in Schedule 4.1(23) of the Disclosure Letter.
 “Required Option Consent” means any consent, approval, authorization, notice, permit, waiver, ruling, exemption or acknowledgement from any Person which is provided for or required: (a) in respect of or pursuant to the terms of any Contract; or (b) under any Applicable Law, (i) in connection with the transfer of the New Afton Transferred Assets and Operations by the Vendor to the Partnership in accordance with the Contribution Agreement; (ii) in connection with the assumption of the New Afton Obligations by the Partnership; or (iii) which is otherwise reasonably necessary to permit the Vendor to perform its obligations under the transactions contemplated by Article 3 of this Agreement but does not include an Option Regulatory Approval.
 “Residual Property Rights” means back-in rights, earn-in rights, rights of first refusal, rights of first offer, or similar provisions reflecting a right to acquire an interest in real property.
 “Retained Liabilities” has the meaning set out in Section 3.3(3).
 “Royalty Agreement” means a Contract creating any royalties, streaming interests, profit interests, net profits interests, overriding royalty interests or similar rights or other agreements providing for the payment of consideration measured, quantified or calculated based on, in whole or in part, any Product produced, mined, recovered and extracted from any New Afton Real Property, which constitute obligations of the Vendor.
 “Royalty Payment” means a payment pursuant to a Royalty Agreement.
 “Step Plan” means the step plan as set out as Exhibit “C” in respect of the formation of the Partnership and the contribution of the New Afton Transferred Assets and the FCF Royalty.
“Sugarloaf and Northland Properties” means the properties set out on Exhibit “H”.
 “Taxes” includes, without limitation, and with respect to any Person, all supranational, national, federal, provincial, state, local or other taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever, including income taxes, branch taxes, profits taxes, capital gains taxes, gross receipts taxes, corporate taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, mineral taxes, sales taxes, use taxes, business taxes, licence taxes, excise taxes, franchise taxes, environmental taxes, real or personal property taxes, transfer taxes, land transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, employer health taxes, government pension plan premiums and contributions, social security premiums, workers’ compensation premiums, employment/unemployment insurance or compensation premiums and contributions, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, GST/HST, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Authority and any instalments in respect thereof, together with any tax indemnity obligation, interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties, whether disputed or not, and “Tax” means any one of such Taxes.

 “Third Party” has the meaning set out in Section 7.9(4).
 “Third Party Claim” has the meaning set out in Section 7.4.
“Third Party Valuator” means a Canadian bank-owned investment bank that is independent of the Parties and that has experience in mining valuations that is mutually agreed by the Parties.
 “Threatened”, when used in relation to a Legal Proceeding or other matter, means that any Person has provided written or verbal notice that a Legal Proceeding or other matter will or may be asserted, commenced, taken or otherwise pursued in the future.
 “Transaction Personal Information” means any Personal Information in the possession, custody or control of the Vendor at the Closing Time, including Personal Information about Employees, suppliers, customers, directors, officers or partners of the Partnership that is:
(a)	disclosed to the Purchaser or any Representative of the Purchaser prior to the Closing Time by the Vendor or its respective Representatives or otherwise; or
(b)
collected by the Purchaser or any Representative of the Purchaser prior to the Closing Time from the Vendor or its Representatives or otherwise, in either case in connection with the transactions contemplated by this Agreement.

 “Transferred Employees” has the meaning set out in Section 3.3(2).
 “Vendor” has the meaning set out in the preamble hereto.
 “Vendor Financial Assurance” has the meaning set out in Section 3.10.
 “Vendor’s Indemnified Parties” means the Vendor and its Affiliates and its Representatives.
 “Vendor Fundamental Representations and Warranties” means the representations and warranties of the Vendor set out in Sections 4.1(1) to 4.1(3).
1.2	Actions on Non-Business Days
If any payment is required to be made or other action (including the giving of notice) is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be considered to have been made or taken in compliance with this Agreement if made or taken on the next succeeding Business Day.
1.3	Currency and Payment Obligations
Except as otherwise expressly provided in this Agreement:
(a)	all dollar amounts referred to in this Agreement are stated in Dollars;
(b)
any payment contemplated by this Agreement shall be made by wire transfer of immediately available funds to an account specified by the payee or by any other method that provides immediately available funds; and

(c)
except in the case of any payment due on the Closing Date, any payment due on a particular day must be received by and be available to the payee not later than 2:00 p.m. (Eastern time) on the due date at the payee’s address for notice under Section 10.3 or such other place as the payee may have specified in writing to the payor in respect of a particular payment and any payment made after that time shall be deemed to have been made and received on the next Business Day.

1.4	Calculation of Time
In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Eastern time) on the last day of the period. If any period of time is to expire hereunder on any day that is not a Business Day, the period shall be deemed to expire at 5:00 p.m. (Eastern time) on the next succeeding Business Day.
1.5	Knowledge
(1)
Where any representation, warranty or other statement in this Agreement is expressed to be made by the Vendor to its knowledge or is otherwise expressed to be limited in scope to facts or matters known to the Vendor or of which the Vendor is aware, it shall mean the actual knowledge of John Ritter, General Manager of the New Afton Mine, Renaud Adams, President and Chief Executive Officer of the Vendor and Robert Chausse, Executive Vice President and Chief Financial Officer of the Vendor, in each case after due and diligent inquiry.

(2)
Where any representation, warranty or other statement in this Agreement is expressed to be made by the Purchaser to its knowledge or is otherwise expressed to be limited in scope to facts or matters known to the Purchaser or of which the Purchaser is aware, it shall mean the actual knowledge of Christopher Metrakos and James Sikora, in each case after due and diligent inquiry.

1.6	Additional Rules of Interpretation
(1)	Gender and Number. In this Agreement, unless the context requires otherwise, words in one gender include all genders and words in the singular include the plural and vice versa.
(2)
Headings and Table of Contents. The inclusion in this Agreement of headings of Articles and Sections and the provision of a table of contents are for convenience of reference only and are not intended to be full or precise descriptions of the text to which they refer.

(3)
Section References. Unless the context requires otherwise, references in this Agreement to Articles, Sections, Schedules or Exhibits are to Articles or Sections of this Agreement, and the Schedules of the Disclosure Letter or Exhibits to this Agreement.

(4)
Words of Inclusion. Wherever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” and the words following “include”, “includes” or “including” shall not be considered to set forth an exhaustive list.

(5)
References to this Agreement. The words “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions shall be construed as referring to this Agreement in its entirety and not to any particular Section or portion of it.

(6)
Statute References. Unless otherwise indicated, all references in this Agreement to any statute include the regulations thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re- enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.

(7)
Document References. All references herein to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules and exhibits attached thereto.

(8)	Accounting Terms. All accounting terms not specifically defined in this Agreement are to be interpreted in accordance with IFRS.
1.7	Disclosure Letter
Unless the context otherwise requires, words and expressions defined in this Agreement will have the same meanings in the Disclosure Letter and the interpretation provisions set out in this Agreement apply to the Disclosure Letter. Unless the context otherwise requires, or a contrary intention appears, references in the Disclosure Letter to a designated Article, Section, or other subdivision refer to the Article, Section, or other subdivision, respectively, of this Agreement. Unless otherwise indicated, no reference to or disclosure of any item or other matter in the Disclosure Letter shall be construed as an admission or indication that such item or other matter is material. The information contained in the Disclosure Letter is intended only to qualify and limit the representations, warranties and covenants of the Vendor contained in this Agreement. The numbering of the Schedules in the Disclosure Letter corresponds with the numbering of Sections of this Agreement. Any matter disclosed in a Schedule of the Disclosure Letter shall be considered disclosed also for any of the other Schedules of the Disclosure Letter to the extent it is reasonably apparent on the face of the disclosure in respect of such matter that it should also be considered to be disclosed on such other Schedule. The Disclosure Letter and all information contained in it are confidential and may not be disclosed to any other Person except as permitted pursuant to this Agreement.
1.8	Exhibits
The following Exhibits are attached to and form part of this Agreement:
Exhibit “A”	-	Assignment and Assumption Agreement
Exhibit “B”	-	Partnership Agreement
Exhibit “C”	-	Step Plan
Exhibit “D”	-	Contribution Agreement

Exhibit “E”	-	FCF Royalty Agreement
Exhibit “F”	-	Cherry Creek Properties
Exhibit “G”	-	Opinion Properties
Exhibit “H”	-	Sugarloaf and Northland Properties

ARTICLE 2
FREE CASH FLOW ROYALTY

2.1	Purchase and Grant of Free Cash Flow Royalty
At the Closing Time, on and subject to the terms and conditions of this Agreement the Vendor shall sell, and grant to the Purchaser, and the Purchaser shall purchase from the Vendor, the FCF Royalty, including the option to exchange the FCF Royalty for a partnership interest in accordance with Article 3, by the entering into of the FCF Royalty Agreement.
2.2	Amount and Payment of Purchase Price
(a)	The purchase price payable by the Purchaser to the Vendor for the FCF Royalty (the “Purchase Price”) shall be $300,000,000.
(b)	At the Closing, the Purchase Price will be paid and satisfied by the Purchaser paying such amount to or to the order of the Vendor by wire transfer of immediately available funds.
ARTICLE 3
OPTION

3.1	Option Exercise
If the Purchaser exercises the Option in accordance with the provisions of Section 4 of the FCF Royalty Agreement, the Vendor and the Purchaser shall each use their respective commercially reasonable best efforts and take all necessary steps to obtain the Required Option Consents, the Option Regulatory Approvals, the Purchaser Required Option Consents and the Purchaser Required Option Regulatory Approvals.
3.2	Formation of the Partnership; Contributions
On the Option Closing Date the Vendor and the Purchaser shall: (i) form the Partnership by executing the Partnership Agreement; (ii) effect their respective contributions in accordance with the terms of the Contribution Agreement; and (iii) cause the Partnership to execute the Assignment and Assumption Agreement to assume the New Afton Obligations. The contribution of the Purchaser shall include an amount in immediately available funds equal to 46.0% of all then unrecovered capital costs incurred by the Vendor (the “Reimbursed Capital Costs”) in respect of any Agreed Capital Project (as such term is defined in the FCF Royalty Agreement) and any additional amount which may be due if the Purchaser elects to acquire the Cherry Creek Properties and/or any of the Area of Interest Properties, as applicable, in accordance with Section 3.8. The Vendor shall deliver to the Purchaser, within ten Business Days of receipt of the Option Exercise Notice, a statement setting out the Reimbursed Capital Costs.

The payment of all exigible Taxes in respect of the contribution to the Partnership of the New Afton Transferred Assets shall be governed by the Partnership Agreement and the Vendor and the Purchaser shall contribute sufficient funds to the Partnership to enable it to pay such Taxes in accordance with their respective Proportionate Shares. The Vendor, Purchaser, General Partner and Partnership will use commercially reasonable efforts to obtain any certificate or other document from any Tax Authority, enter into and file any election, claim and file any exemption, and enter into any agreement  as may be necessary to mitigate, reduce or eliminate any Transfer Tax that might otherwise apply on the contribution to the Partnership of the New Afton Transferred Assets.
3.3	Employees
(1)
Offer of Employment. On or prior to the Option Closing Date, but conditional upon the Option Closing taking place, the General Partner on behalf of the Partnership shall offer employment to the New Afton Employees, other than the Excluded Employees, on terms and conditions which are substantially equivalent to those upon which such persons are then employed by the Vendor.

(2)
Services, Credits, etc. The Partnership shall accord to the New Afton Employees who accept the offers of employment made pursuant to paragraph (a) above (collectively the “Transferred Employees”) the service credits and seniority accumulated by such New Afton Employees while in the employment of the Vendor.

(3)	Other Benefits. Until the Option Closing Date, the Vendor shall be responsible for all wages and bonuses, which are due and owing to the Transferred Employees (the “Retained Liabilities”).
3.4	Grounds for Termination
The completion of the Option transaction may be terminated on or prior to the Option Closing Date by:
(a)	the mutual written agreement of the Vendor and the Purchaser;
(b)
either the Purchaser or Vendor if the Option Closing Date does not occur prior to 5:00 p.m. P.S.T. on the date which is 365 days following the date upon which the Vendor receives the Option Exercise Notice (the “Option Outside Date”), other than as a result of the breach by the Purchaser of its representations and warranties or its failure to perform any of its covenants or obligations in this Article 3, in the case of termination by the Purchaser, or the breach by the Vendor of its representations and warranties or its failure to perform any of its covenants or obligations under this Article 3, in the case of termination by the Vendor;

(c)	written notice from the Purchaser to the Vendor as permitted in Section 3.5(2); and
(d)	written notice from the Vendor to the Purchaser as permitted in Section 3.6(2).

3.5	Purchaser’s Conditions
(1)
The Purchaser shall not be obligated to complete the transactions contemplated by this Article 3 unless at or before the Option Closing Date, each of the conditions listed below in this Section 3.5 has been satisfied (or, where permitted by Applicable Law, waived by the Purchaser), it being understood that the said conditions are included for the exclusive benefit of the Purchaser. The Vendor shall take all such actions, steps and proceedings as are reasonably within its control as may be necessary to ensure that the conditions listed below in this Section 3.5 are fulfilled at or before the Option Closing Date:

(a)
Vendor’s Compliance and Deliverables. The Vendor shall have performed and complied with all of the terms and conditions in this Article 3 on its part to be performed or complied with at or before the Option Closing Time in all material respects and shall have executed and delivered or caused to have been executed and delivered to the Purchaser at the Option Closing all the documents contemplated in Section 3.2 and the Contribution Agreement.

(b)
No Litigation. There shall have been no Order (whether temporary, preliminary or permanent) made or any Legal Proceedings commenced or Threatened against either Party or against any of their respective Affiliates or any of their respective directors or officers, for the purpose of enjoining, prohibiting, preventing or restraining, temporarily or permanently, the completion of the transactions contemplated by this Article 3.

(c)	Option Approvals. The Option Approvals shall have been obtained.
(d)
No Law. During the Option Interim Period, no Governmental Authority shall have enacted, issued or promulgated any Law which has the effect of (a) making any of the transactions contemplated by this Article 3 illegal, or (b) otherwise prohibiting, preventing or restraining the consummation of any of the transactions contemplated by this Article 3.

(e)
Release of Liens. Any security interests in the New Afton Transferred Assets granted by the Vendor to its lenders shall have been discharged other than purchase money security interests or similar security in respect of equipment forming part of the New Afton Transferred Assets.

(2)
If any condition in Section 3.5 has not been fulfilled at or before the Option Outside Date or if any such condition is, or becomes, impossible to satisfy prior to the Option Outside Date, other than as a result of the failure of the Purchaser to comply with its obligations under this Article 3, then provided that the Purchaser is not then in breach of this Article 3 so as to cause any condition in Section 3.6(1) [Purchaser Covenants Condition] not to be satisfied, the Purchaser in its sole discretion may either:

(a)	terminate this Agreement by notice to the Vendor, as provided in Section 3.4(c); or
(b)	waive compliance with any such condition without prejudice to its right of termination in the event of non-fulfilment of any other condition.

3.6	Vendor’s Conditions
(1)
The Vendor shall not be obligated to complete the transactions contemplated by this Article 3 unless, at or before the Option Closing Date, each of the conditions listed below in this Section 3.6 has been satisfied (or, where permitted by Applicable Law, waived by the Vendor), it being understood that the said conditions are included for the exclusive benefit of the Vendor. The Purchaser shall take all such actions, steps and proceedings as are reasonably within the Purchaser’s control as may be necessary to ensure that the conditions listed below in this Section 3.6 are fulfilled at or before the Option Closing Date:

(a)
Purchaser’s Compliance and Deliverables. The Purchaser shall have performed and complied with all of the terms and conditions in this Article 3 on its part to be performed or complied with at or before the Option Closing Date in all material respects and shall have executed and delivered or caused to have been executed and delivered to the Vendor at the Option Closing all the documents contemplated in Section 3.2 and the Contribution Agreement.

(b)
No Litigation. There shall have been no Order (whether temporary, preliminary or permanent) made or any Legal Proceedings commenced or Threatened against either Party or against any of their respective Affiliates or any of their respective directors or officers, for the purpose of enjoining, prohibiting, preventing or restraining the completion of the transactions contemplated by this Agreement.

(c)	Option Approvals. The Option Approvals shall have been obtained.
(d)
No Law. During the Option Interim Period, no Governmental Authority shall have enacted, issued or promulgated any Law which has the effect of (i) making any of the transactions contemplated by this Article 3 illegal, or (ii) otherwise prohibiting, preventing or restraining the consummation of any of the transactions contemplated by this Article 3.

(e)	Financial Assurance. The Partnership shall have delivered the Closure Indemnity Agreement, together with the Partnership’s supporting financial assurance as set out in Section 3.10.
(2)
If any condition in Section 3.6 has not been fulfilled at or before the Option Outside Date or if any such condition is, or becomes, impossible to satisfy prior to the Option Outside Date, other than as a result of the failure of the Vendor to comply with its obligations under this Article 3, then provided that the Vendor is not then in breach of this Article 3 so as to cause any condition in Section 3.6(1) [Vendor Covenants Condition] not to be satisfied, the Vendor in its sole discretion may either:

(a)	terminate this Agreement by notice to the Purchaser as provided in Section 3.4(d); or
(b)	waive compliance with any such condition without prejudice to its right of termination in the event of non-fulfilment of any other condition.

3.7	Repurchase Option
(a)
The Vendor may, in accordance with Section 5(a) of the FCF Royalty Agreement, at any time during the Option Exercise Period by notice in writing to the Purchaser, elect to repurchase and cancel the FCF Royalty (the “Repurchase Option”), whether or not the Purchaser has exercised the Option, for a cash purchase price payable in immediately available funds equal to the greater of (i) an amount that results in [Internal rate of return calculation redacted]; and (ii) the FMV of the FCF Royalty as determined by a Third Party Valuator.

(b)
If the Vendor exercises the Repurchase Option, all of the rights of the Purchaser to the Option as set out in this Article 3 and Section 4 of the FCF Royalty Agreement shall terminate, whether or not the Purchaser has exercised the Option.

3.8	Cherry Creek Properties and Area of Interest Properties Option
The Purchaser may elect in the Option Exercise Notice for (a) the Cherry Creek Properties and/or (b) any of the Area of Interest Properties, as applicable, to be contributed by the Vendor to the Partnership. If the Purchaser so elects, in addition to the contributions set out in Section 3.2, the Purchaser shall contribute to the Partnership in immediately available funds on the Option Closing Date (x) in respect of the Cherry Creek Properties, an amount equal to 46.0% of all Exploration Costs and (y) in respect of any of the Area of Interest Properties, an amount equal to 46.0% of all Exploration Costs and/or an amount equal to 46.0% of any maintenance, rent, taxes or similar costs incurred by the Vendor during the period between the date of this Agreement and the Option Closing Date in respect of any such Area of Interest Properties.
3.9	Mineral Tax
The Vendor, the Purchaser and the General Partner shall, to the extent permitted by the Mineral Tax Act, file a joint election in the form and within the time prescribed under the Mineral Tax Disposition of a Mine Regulation to the Mineral Tax Act. To the extent that the Vendor has an unclaimed balance in its Exploration Account (under section 10 of the Mineral Tax Act), the Vendor shall take steps, including filing the necessary election as required under the Mineral Tax Act and its regulations, to allocate such unclaimed balance to the New Afton Mine such that any Exploration Account balance forms part of the balances transferred under such joint election.
3.10	Option Regulatory Approvals
The Vendor covenants and agrees to cause the General Partner to compile, submit to and file with the appropriate Governmental Authorities on or before the Option Closing Date all necessary documentation in order to obtain all Option Regulatory Approvals and any other permits, consents and approvals that may be necessary or desirable in connection therewith. Immediately following the Option Closing Date, the General Partner shall file in its name on behalf of the Partnership and to its account all security required by any Governmental Authority to be filed in support of the security obligations under the Mines Permits at the time of the Option Closing. The Vendor shall maintain in place its current security filed under the existing Mines Permits until the earlier of (i) such time as the Partnership has replaced such security; and (ii) the date which is thirty (30) days following the Option Closing Date, at which time the Vendor shall be entitled to obtain the release and return of such security from the relevant Governmental Authorities (the “Vendor Financial Assurance”). Each of the Vendor and the Purchaser shall contribute such funds or provide such other financial support as may be necessary to enable the Partnership to provide such security in accordance with their respective Proportionate Shares.

The Partnership shall, at the Option Closing Date, provide to the Vendor an indemnity, supported by financial assurance (the “Closure Indemnity Agreement”) from the Partnership in form and substance satisfactory to the Vendor, in respect of any Damages which may arise or be incurred or sustained by the Vendor, or an Affiliate, from, or in connection, with any obligation or other matter secured by the Vendor Financial Assurance from and after 12:01 a.m. on the Option Closing Date until the Vendor Financial Assurance is replaced and returned to the Vendor (or any Affiliate of the Vendor).
All expenses related to compiling and filing such applications for the Option Regulatory Approvals and associated documentation based on the current conditions shall be to the sole expense of the Partnership.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES
4.1	Representations and Warranties of the Vendor
Except as set forth in the Disclosure Letter, and acknowledging that the Purchaser is entering into this Agreement in reliance upon the representations and warranties of the Vendor set out in this Section 4.1, the Vendor represents and warrants to the Purchaser as follows:
(1)
Incorporation and Corporate Power of Vendor. The Vendor is a corporation amalgamated and subsisting under the laws of the Province of British Columbia. The Vendor has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its other obligations hereunder and under all such other agreements and instruments. The Vendor has, the corporate power, authority and capacity to own and dispose of the FCF Royalty to the Purchaser.

(2)
Authorization by Vendor. The execution and delivery of this Agreement and all other agreements and instruments to be executed by it as contemplated herein and the completion of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Vendor and no other corporate proceedings on the part of the Vendor are necessary to authorize the execution and delivery by it of this Agreement or the completion of the transactions contemplated hereby.

(3)
Enforceability of Vendor’s Obligations. This Agreement has been duly executed and delivered by the Vendor and constitutes the legal, valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its terms subject to limitations on enforcement imposed by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of the rights of creditors and others and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought. Except as set out in Schedule 4.1(3) to the Disclosure Letter, there is no Order outstanding against or affecting the Vendor which, in any such case, affects adversely the ability of the Vendor to enter into this Agreement or to perform its obligations hereunder.

(4)
Qualification to do Business. The Vendor is registered, licensed or otherwise qualified to do business under the laws of the jurisdictions in which the character of the New Afton Assets, or the nature of the Operations make such registration necessary, from time to time. The Vendor has all the corporate power, and capacity to carry on its business and to own or lease the New Afton Assets and to conduct the Operations as now carried on and owned or leased and operated. The Vendor is conducting the Operations in compliance with all Applicable Laws, other than acts of non-compliance which, individually or in the aggregate, are not material.

(5)
Bankruptcy, Insolvency and Reorganization. The Vendor is not an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada). The Vendor has not made an assignment in favour of its creditors nor a proposal in bankruptcy to its creditors or any class thereof nor had any petition for a receiving order presented in respect of it. No act or proceeding has been taken or authorized by the Vendor with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution nor, to the knowledge of the Vendor have any such proceedings been Threatened by any other Person. No receiver has been appointed in respect of the Vendor or any of its property or assets and no execution or distress has been levied upon any material New Afton Assets.

(6)
Books and Records. The Financial Records of the Vendor: (a) have been maintained in accordance with IFRS; (b) are stated in reasonable detail; (c) fairly reflect the material transactions and results of operations, cashflows and dispositions of the assets and properties of the Operations; and (d) fairly reflect the basis of the Financial Statements.

(7)
Financial Statements. The Financial Statements: (a) were prepared in accordance with IFRS; (b) present fairly, in all material respects, the financial condition and position of the Vendor in respect of Operations as at the dates thereof, and the results of Operations for the periods covered thereby; and (c)  such financial statements, in all material respects, and do not contain or reflect any material inaccuracies or discrepancies.

(8)
Title to Other Assets. Other than as set out in Schedule 4.1(8) of the Disclosure Letter, the Vendor has legal and beneficial title to the Non-Real Property New Afton Assets free and clear of all Liens. Except as set out in Schedule 4.1(8) to the Disclosure Letter, there is no agreement or option outstanding in favour of any Person for the purchase from the Vendor of any material Non-Real Property New Afton Assets.

(9)	Property. Other than as set out in Schedule 4.1(9) of the Disclosure Letter:
(a)
The Vendor is the legal and beneficial holder of the New Afton Mining Lease, free and clear of all Liens other than Permitted Liens. The New Afton Mining Lease is in existence in accordance with the terms thereof and is in good standing with respect to all material obligations required thereunder or under Applicable Laws;

(b)
The Vendor is the beneficial and recorded holder of the New Afton Mining Claims, free and clear of all Liens other than Permitted Liens. All work required to be performed and filed in respect of the New Afton Mining Claims has been performed and filed and all rentals, fees, expenditures and other payments in respect thereof have been paid or incurred;

(c)	The Vendor is the beneficial and registered owner of the New Afton Fee Simple Properties, free and clear of all Liens other than Permitted Liens;

(d)	The Vendor is the beneficial and registered owner of the New Afton Crown Granted Mineral Claims, free and clear of all Liens other than Permitted Liens;
(e)
Except as disclosed in Section 4.1(9)(e) of the Disclosure Letter, the Vendor has all necessary surface rights, access rights and other rights and interests relating to the New Afton Mining Lease, the New Afton Mining Claims and the New Afton Crown Granted Mineral Claims, for the Vendor to carry on the Operations in the Ordinary Course of Business, with only such exceptions as do not materially interfere with the use made by the Vendor of the rights or interests so held. Each of the New Afton Mining Lease, the New Afton Mining Claims and the New Afton Crown Granted Mineral Claims and each of the material documents, agreements, instruments and obligations relating thereto and referred to above is currently in good standing in the name of the Vendor under, and comply with, all Applicable Laws in all material respects. All work required to be performed and filed and all taxes, fees, expenditures and all other payments required in order to maintain the New Afton Mining Lease, the New Afton Mining Claims and the New Afton Crown Granted Mineral Claims have been paid or incurred and all filings in respect thereof have been made with only such exceptions as do not interfere with the use made by the Vendor of the rights or interests so held;

(f)
The New Afton Real Property comprises all of the interests in real property, mining rights or mineral claims owned legally or beneficially by the Vendor which are within the boundaries of the Mines Permits and the New Afton Mining Lease and which are required and are sufficient to carry on Mining and Development as currently being conducted and as contemplated in the LOM Plan;

(g)	Except as disclosed in Schedule 4.1(9)(g) of the Disclosure Letter, there are no material Residual Property Rights which would entitle any Person to any rights in the New Afton Real Property;
(h)
Except for the Contracts disclosed in Schedule 4.1(9)(h) of the Disclosure Letter (the “New Afton Royalty Agreements”), to the Vendor’s knowledge there are no Royalty Agreements. The Vendor has made available for inspection true and complete copies of each New Afton Royalty Agreement in the Data Room.  The Vendor is not in material default under any New Afton Royalty Agreement and all Royalty Payments which are due and owing by the Vendor under a New Afton Royalty Agreement have been paid by the Vendor;

(i)
The Vendor is the holder of the New Afton Land Act Lease, the term of which expired on June 12, 2017; an application for renewal of the New Afton Land Act Lease was applied for by the Vendor on December 20, 2016, and, except as disclosed in Section 4.1(9)(i) of the Disclosure Letter, the Vendor is not aware of any reason why the New Afton Land Act Lease will not be renewed;

(j)
The Vendor has not received any written notice from any Governmental Authority or any other Person of any revocation or intention to revoke, or challenge the Vendor’s interest in the New Afton Real Property. Except as disclosed in Section 4.1(9)(j) of the Disclosure Letter; there are no material adverse claims, demands, actions, suits or proceedings that have been commenced or are pending or, to the knowledge of the Vendor, that are threatened, affecting or which could reasonably be expected to affect the Vendor's right, title or interest in the New Afton Real Property or the ability of the Vendor to explore or develop the New Afton Real Property or the New Afton Mine, in any material respect; and

(k)
The Vendor’s rights, title and interest in and to the New Afton Real Property are sufficient to carry on the Operations in substantially the same manner as conducted in the 12-month period ended on the date of this Agreement.

(10)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Change:
(a)
all rentals, royalties, overriding royalty interests, production payments, net profits, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any of the New Afton Assets have been: (i) duly paid; (ii) duly performed; or (iii) provided for prior to the date of this Agreement; and

(b)
all costs, expenses and other payments payable on or prior to the date of this Agreement under the terms of any contracts and agreements to which the Vendor is bound have been properly and timely paid, except for such expenses that are currently being paid prior to delinquency in the Ordinary Course.

(11)
Mineral Reserves and Mineral Resources. To the best of the knowledge of the Vendor, the mineral reserves and mineral resources for the New Afton Mine, as set forth in the press release of the Vendor entitled “New Gold Releases Updated Life of Mine Results for the Rainy River and New Afton Mines” disseminated on February 13, 2020, were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all Applicable Laws, including the requirements of NI 43-101. To the best of the knowledge of the Vendor, the method of estimating such mineral reserves and mineral resources has been verified, to the extent required by Applicable Law, by “qualified persons” (as such term is defined in NI 43-101) and the information upon which such estimates were based, was, at the time of delivery thereof, complete and accurate in all material respects.

(12)
Exploration Information. The Vendor has provided the Purchaser with access to full and complete copies of all material exploration information and data relating to the New Afton Mine, and which is owned by, or within the possession or control of, the Vendor, including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps).

(13)
Personal Property. Except as disclosed in Schedule 4.1(13) of the Disclosure Letter, the Vendor does not own any Personal Property forming part of the New Afton Assets which has a book value in the Financial Records, at the date hereof, of more than $1,000,000. The Personal Property forming part of the New Afton Assets owned by the Vendor is sufficient to carry on the Operations in substantially the same manner as conducted in the 12 month period ended on the date of this Agreement.

(14)	Premises Leases. Except as disclosed in Schedule 4.1(14) of the Disclosure Letter, the Vendor does not have any Premises Leases in respect of the New Afton Mine.

(15)	Personal Property Leases. Except as disclosed in Schedule 4.1(15) of the Disclosure Letter, the Vendor does not have any material Personal Property Leases in respect of the New Afton Mine.
(16)
Material Commercial Contracts. Except as disclosed in Schedule 4.1(16) of the Disclosure Letter, there are no Material Commercial Contracts to which the Vendor is a party. The Vendor has made available for inspection true and complete copies of the Material Commercial Contracts noted as continuing in Schedule 4.1(16) of the Disclosure Letter in the Data Room. The Vendor is not in material default under any Material Commercial Contract and there has not occurred any event which, with the lapse of time or giving of notice or both, would constitute a material default under any Material Commercial Contract by the Vendor or, to the knowledge of the Vendor, any other party to the Material Commercial Contract. Each Material Commercial Contract noted as continuing in Schedule 4.1(16) of the Disclosure Letter is in full force and effect, and the Vendor is entitled to the benefit of each such Material Commercial Contract in accordance with its terms. The Vendor has not received any notice of a default in respect of any Material Commercial Contract. Except for Required Consents, no Consent is required nor is any notice required to be given under any Material Commercial Contract noted as continuing in Schedule 4.1(16) of the Disclosure Letter by any party thereto or any other Person in connection with the completion of the transactions contemplated by this Agreement on the Closing Date in order to maintain all rights of the Vendor under such Material Commercial Contract.

(17)
Licences. Schedule 4.1(17) of the Disclosure Letter lists all of the material Licences held in the name of the Vendor in connection with the ownership and operation of any of the New Afton Mine and the New Afton Real Property (the “New Afton Licences”). The New Afton Licences comprise all Licences required by the Vendor to conduct the Operations on the New Afton Real Property as currently conducted. All New Afton Licences are valid and in full force and effect. The Vendor is not in material breach of any New Afton Licence and has not received any written notice that it is in violation or non-compliance with any such New Afton Licences. Except as disclosed in Schedule 4.1(17) of the Disclosure Letter, to the knowledge of the Vendor, no Person has Threatened to revoke, or commenced proceedings to revoke, any New Afton Licence.

(18)
Financial Assurance. Schedule 4.1(18) of the Disclosure Letter identifies all performance bonds, letters of credit and other security posted by the Vendor as security for obligations to any Governmental Authority with respect to the Mines Permits or any other New Afton Obligations.

(19)
Compliance with Laws. The Vendor has during the three year period prior to the date hereof complied with, and is not in violation of any Applicable Laws, except for any such violations which would not, individually or in the aggregate, cause a Material Adverse Change. The Vendor has not received any written notices or other written correspondence from any Governmental Authority: (i) regarding any material violation by the Vendor (or any investigation, inspection, audit, or other proceeding by any Governmental Authority involving allegations of any material violation) of any Applicable Law; or (ii) of any circumstances that may have existed within the three year period prior to the date hereof or currently exist which could reasonably be expected to result in the loss, suspension, or modification of any New Afton Licences.

(20)
Compliance with Anti-Corruption Laws. To the knowledge of the Vendor, no New Afton Employee acting on behalf of the Vendor has taken, committed to take or been alleged to have taken any action which would cause the Vendor to be in violation of the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act or any other Applicable Laws relating to anti-corruption or anti-bribery law or regulation.

(21)
Undisclosed Liabilities. Except as set forth in Schedules 4.1(16) or 4.1(21) of the Disclosure Letter, the Vendor does not have any material liabilities or obligations of a type required to be reflected on a balance sheet prepared in accordance with IFRS, in respect of the Operations or the New Afton Assets except for (a) those disclosed or provided for in the Financial Statements; (b) those that have been incurred in the Ordinary Course of Business since the date of the financial period ended September 30, 2019; or (c) liabilities that are the subject of the express representations and warranties set out in this Agreement.

(22)
Litigation. Except as disclosed in Section 4.1(22) of the Disclosure Letter, there is no material claim, action, inquiry, suit, grievance, complaint, proceeding, arbitration, charge, audit, indictment or investigation that is pending or that has been commenced or, to the knowledge of the Vendor, that is Threatened against or relating to the Vendor, the Operations or affecting any of the New Afton Assets, nor to the knowledge of the Vendor are there any events or circumstances which could reasonably be expected to give rise to any such material claim, action, inquiry, suit, grievance, complaint, proceeding, arbitration, charge, audit, indictment or investigation. Neither the Vendor nor any of the New Afton Assets are subject to any outstanding judgment, order, writ, injunction or decree which could reasonably be expected to prevent or delay the consummation of this Agreement on the Closing Date.

(23)	Consents and Regulatory Approvals. Schedule 4.1(23) of the Disclosure Letter sets out all Required Consents and Regulatory Approvals.
(24)
No Conflicts. Except as disclosed in Schedule 4.1(24) of the Disclosure Letter and subject to the receipt of the Required Consents, the execution, delivery and performance of this Agreement by the Vendor and the completion (with the giving of any required notices as set forth in Schedule 4.1(24) of the Disclosure Letter) of the transactions contemplated by this Agreement on the Closing Date, subject to the conditions contained in this Agreement, do not and will not result in or constitute any of the following:

(a)
a default, breach or violation or an event that, with notice or lapse of time or both, would be a default, breach or violation of any of the terms, conditions or provisions of the constating documents of the Vendor;

(b)
a default, breach or violation or an event that, with notice or lapse of time or both, would be a default, breach or violation of any of the terms, conditions or provisions of any Material Commercial Contract, Indigenous Group Contract, New Afton Mining License, New Afton Mining Lease, New Afton Land Act Lease, or a New Afton Licence;

(c)	a contravention, conflict, violation or breach of any Applicable Law; or

(d)	the creation or imposition of any Lien (other than Permitted Liens) upon any of the New Afton Assets.
(25)	Environmental Matters. Except as set out in Schedule 4.1(25) of the Disclosure Letter:
(a)	the Vendor is and, in the previous three years (as applicable) has been, in compliance with all Environmental Laws in all material respects; and
(b)
in the previous three years, the Vendor has not received any written notice, and no such notice has been Threatened, from any Governmental Authority of any actual material non-compliance with any Environmental Law which would give rise to a material undischarged liability with respect to any New Afton Real Property.

(26)
Tailings, Closure Plan and Former Activities. The Vendor has built the New Afton TSF in accordance with Applicable Laws as at the date of construction and has operated the New Afton TSF during the three (3) year period prior to the date hereof in compliance with all Applicable Laws in all material respects.  Except as disclosed in Schedule 4.1(26) of the Disclosure Letter, during the three (3) year period prior to the date hereof the Vendor has not received any written infraction notice from Governmental Authorities in respect of the safety or stability of the New Afton TSF. The Vendor has furnished to the Purchaser a true, correct and complete copy of the Closure Plan together with all material related documentation and copies of all outstanding financial assurance and security required by any Governmental Authority to be filed in support of the security obligations under the Mines Permits.

(27)	Contracts with Indigenous Groups.
(a)
Except as disclosed in Schedule 4.1(27)(a) of the Disclosure Letter, there are no impact benefit agreements or similar Contracts with Indigenous Groups (“Indigenous Group Contracts”) to which the Vendor is a party in respect of the New Afton Mine. The Vendor has made available for inspection true and complete copies of all Indigenous Group Contracts in the Data Room. The Vendor is not in material default under any Indigenous Group Contracts. Each Indigenous Group Contract is in full force and effect, and the Vendor is entitled to the benefit of each such Indigenous Group Contract in accordance with its terms.

(b)
To the knowledge of the Vendor, the Indigenous Groups listed in Section 4.1(27)(b) of the Disclosure Letter are the only Indigenous Groups that have asserted an Indigenous Claim which (i) relates to; and (ii) impairs or could reasonably be expected to impair, the Vendor’s right, title or interest in the New Afton Mine.

(28)	Insurance.
(a)
Schedule 4.1(28) of the Disclosure Letter sets forth and describes all material insurance policies currently maintained by the Vendor (the “Insurance Policies”) which relate to the ownership of the New Afton Mine or Operations.

(b)
There are no pending material claims under any Insurance Policies relating to the New Afton Mine. To the knowledge of the Vendor, there are no circumstances which might entitle the Vendor to make a claim under any of the Insurance Policies or which might be required under any of the Insurance Policies to be notified to the insurers in respect of the ownership of the New Afton Assets or Operations and in the previous three years no material claim under any of the Insurance Policies has been made by the Vendor in respect of the ownership of the New Afton Assets or Operations.

(29)	Residence Status. The Vendor is not a non-resident of Canada for purposes of the ITA.
(30)
Absence of Change. Since September 30, 2019, except as disclosed in Schedule 4.1(30) to the Disclosure Letter, the Vendor has conducted Operations in the Ordinary Course of Business and there has been no Material Adverse Change with respect to the Operations.

(31)	Benefits Plans.
(a)
Schedule 4.1(31)(a) of the Disclosure Letter contains a true and complete list of all Benefit Plans. The Vendor has furnished to the Purchaser true, correct and complete copies of documents that summarize the material terms and scope of all the Benefit Plans to the extent such written summaries exist.

(b)
Except as disclosed in Schedule 4.1(31)(b), the Vendor does not currently sponsor, maintain or contribute to or have any liability under, nor has the Vendor ever sponsored, maintained, contributed to or incurred any liability under, a “registered pension plan”, a “retirement compensation arrangement” or a “deferred profit sharing plan”, each as defined under the Tax Act, a “pension plan” as defined under applicable pension benefits standards legislation, or any other plan organized and administered to provide pensions for New Afton Employees.

(c)
Other than routine claims for benefits, no Benefit Plan is subject to any pending action, investigation, examination, claim (including claims for Taxes) or any other proceeding initiated by any Person, and to the Vendor’s knowledge, there exists no state of facts which could reasonably be expected to give rise to any such action, investigation, examination, claim or other proceeding.

(d)	No commitments to improve or otherwise amend any Benefit Plan have been made and communicated to New Afton Employees.
(32)	Employment Matters.
(a)
The Vendor is in compliance with all terms and conditions of employment and all Applicable Laws respecting employment, including wages, hours of work, overtime, human rights and occupational health and safety, except for any such non-compliances which would not individually or in the aggregate have a Material Adverse Change and there are no outstanding claims, complaints, investigations or orders under any such Applicable Laws and to the knowledge of the Vendor there is no basis for such claim.

(b)
The Vendor has not and is not engaged in any unfair labour practice and no unfair labour practice complaint, or application, to the knowledge of the Vendor, is pending or, Threatened against the Vendor.

(c)
Schedule 4.1(32)(c) of the Disclosure Letter sets forth the list of New Afton Employees, which indicates: (i) the title of each New Afton Employee and the location of their employment; (ii) the date each New Afton Employee was hired; (iii) which New Afton Employees are subject to a written employment agreement with the Vendor; (iv) the annual wage of each New Afton Employee at the date of such list, any bonuses paid to each New Afton Employee since the end of the Vendor’s last completed financial year and before the date of such list and all other bonuses, incentive schemes, benefits, commissions and other material compensation to which each New Afton Employee is entitled; (v) the annual and the number of accrued unused vacation days to which each New Afton Employee is entitled on the date of such list; (vi) the New Afton Employees that are not actively working on the date of this Agreement due to leave of absence, illness, injury, accident or other disabling condition; and (vii) the equity compensation (including, for greater certainty, options and restricted share units) held by each New Afton Employee on the date of such list.

(d)
Schedule 4.1(32)(d) of the Disclosure Letter lists: (i) all Contracts with any New Afton Employee who acts as a manager or executive in respect of Operations; and (ii) all Contracts with any New Afton Employees that provide for severance, termination or similar payments or entitlements of more than $200,000.

(e)
The Vendor is not currently, and has not been, a party to any Collective Agreement in respect of the New Afton Mine and Operations. No trade union, employee association council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the New Afton Employees including by way of certification, interim certification, voluntary recognition, related employer or successor employer rights, or, to the Vendor’s Knowledge, has applied or Threatened to apply to be certified as the bargaining agent of any of the New Afton Employees.

(f)
All amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, sick days and benefits under the Benefits Plans have either been paid or properly accrued and accurately reflected in the Books and Records.

(g)
Schedule 4.1(32)(g) of the Disclosure Letter sets out a true and complete list of all active complaints before any Governmental Authority, including a labour relations board, tribunal or commission, filed by any New Afton Employees or former employees against the Vendor or any current or former director or officer of the Vendor, claiming or alleging that such entity, the Vendor or any of the New Afton Employees has violated any Laws applicable to New Afton Employees or former Employees.

(h)
Except as disclosed in Schedule 4.1(32)(h) of the Disclosure Letter, there is no notice of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment which the Vendor has received during the past three years from any workplace safety and insurance or workers’ compensation board or similar Governmental Authority in any jurisdiction in which the Operations are carried on that remain unpaid.

(i)
Each independent contractor of the Vendor has been properly classified by the Vendor as an independent contractor, and the Vendor has not received any notice from any Governmental Authority disputing such classification.

(j)
There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and compensation legislation and, to the knowledge of the Vendor, no audit of the Vendor is currently being performed pursuant to any applicable workplace safety and compensation legislation. To the knowledge of the Vendor, there are no pending charges made under the Workers Compensation Act (British Columbia) or regulations thereunder relating to the Vendor in respect of the Operations, and there have been no fatal or critical accidents at the New Afton Mine within the last two years that might reasonably be expected to lead to charges involving the Vendor under the Workers Compensation Act (British Columbia) or regulations thereunder.

(33)
Privacy.  The Vendor is, and since January 1, 2019 has been, conducting its business in compliance in all material respects with all Applicable Laws governing privacy and the protection of personal information, except for any such non-compliances which would not, individually or in the aggregate, result in a Material Adverse Change. The Vendor has a written privacy policy which governs the collection, use and disclosure of personal information and the Vendor is in compliance in all material respects with such policy.

(34)
Commissions. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Vendor who might be entitled to any fee or commission from the Purchaser in connection with the transactions contemplated by this Agreement.

4.2	Representations and Warranties of the Purchaser
Acknowledging that the Vendor is entering into this Agreement in reliance upon the representations and warranties of the Purchaser set out in this Section 4.2, the Purchaser represents and warrants to the Vendor as follows:
(1)
Incorporation and Corporate Power. The Purchaser is a corporation incorporated, organized and subsisting under the laws of the jurisdiction of its incorporation. The Purchaser has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its obligations under this Agreement and under all such other agreements and instruments. No act or proceeding has been taken or authorized by or against the Purchaser in connection with the dissolution, liquidation, winding up, bankruptcy or insolvency of the Purchaser or with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, the Purchaser and no such proceedings have been Threatened.

(2)
Authorization by Purchaser. The execution and delivery of this Agreement and all other agreements and instruments to be executed by it as contemplated herein and the completion of the transactions contemplated by this Agreement and all such other agreements and instruments have been duly authorized by all necessary corporate action on the part of the Purchaser.

(3)
Enforceability of Obligations. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms. There is no Legal Proceeding in progress, pending, or Threatened against or affecting the Purchaser, and there are no grounds on which any such Legal Proceeding might be commenced and there is no Order outstanding against or affecting the Purchaser which, in any such case, affects adversely or might affect adversely the ability of the Purchaser to enter into this Agreement or to perform its obligations hereunder.

(4)
Consents. No consent, approval, authorization, permit, ruling, exemption or acknowledgment or filing with, notice to, or waiver from any Governmental Authority or any other Person is required to be obtained or made by the Purchaser or its Affiliates in connection with the execution and delivery of, and performance by the Purchaser or its Affiliates of its obligations under, this Agreement or the consummation of the transactions contemplated hereby.

(5)
No Conflicts. The execution, delivery and performance of this Agreement by the Purchaser and the completion of the transactions contemplated by this Agreement do not and will not result in or constitute a default, breach or violation or an event that, with notice or lapse of time or both, would be a default, breach or violation of (a) any of the terms, conditions or provisions of the constating documents of the Purchaser or its Affiliates; or (b) any Applicable Law.

(6)	Funds Available. The Purchaser has sufficient funds available to pay the Purchase Price.
(7)
Commissions. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Purchaser who might be entitled to any fee or commission from the Vendor in connection with the transactions contemplated by this Agreement.

4.3	Disclaimer of Warranties
NOTWITHSTANDNG ANYTHING HEREIN TO THE CONTRARY, IT IS THE EXPLICIT INTENT OF THE PARTIES HERETO THAT NEITHER THE VENDOR NOR ANY OF ITS AFFILIATES IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED (INCLUDING ANY IMPLIED WARRANTY OR REPRESENTATION AS TO THE VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY OF ANY OF THE VENDOR’S ASSETS), BEYOND THOSE EXPRESSLY GIVEN BY THE VENDOR IN SECTION 4.1.  IT IS UNDERSTOOD THAT ANY ESTIMATES, FORECASTS, PROJECTIONS, FINANCIAL MODELS OR OTHER PREDICTIONS THAT HAVE BEEN OR SHALL HEREAFTER BE PROVIDED OR MADE AVAILABLE TO THE PURCHASER OR ANY OF ITS AFFILIATES OR ITS OR THEIR RESPECTIVE REPRESENTATIVES (INCLUDING IN ANY PRESENTATION BY THE VENDOR OR ANY OF ITS AFFILIATES OR MANAGEMENT) ARE NOT, AND SHALL NOT BE DEEMED TO BE, REPRESENTATIONS AND WARRANTIES OF THE VENDOR, OR ANY OF ITS AFFILIATES OR REPRESENTATIVES.

ARTICLE 5
CLOSING ARRANGEMENTS

5.1	Closing
Subject to the terms and conditions set forth in this Agreement, the Closing shall take place on March 31, 2020 (the “Closing Date”) or, if any condition set forth in Article 6 has not been satisfied or waived on such date, the next Business Day on which all conditions set forth in Article 6 have been satisfied or waived. The Closing shall take place at the Closing Time on the Closing Date at the offices of Cassels Brock & Blackwell LLP in Toronto, Ontario or at such other time on the Closing Date or such other place as may be agreed orally or in writing by the Vendor and the Purchaser.
5.2	Vendor’s Closing Deliveries
At the Closing, the Vendor shall deliver or cause to be delivered to the Purchaser the following documents:
(a)	a certificate of status or its equivalent under the laws of the jurisdiction of its incorporation or formation, as applicable, with respect to the Vendor;
(b)	a certificate of the President or other senior officer of the Vendor certifying:
(i)	the corporate status of the Vendor;
(ii)
the resolutions of the board of directors of the Vendor authorizing the execution, delivery and performance of this Agreement and of all contracts, agreements, instruments, certificates and other documents required by this Agreement to be delivered by the Vendor; and

(iii)	the incumbency and signatures of the officers of the Vendor executing this Agreement and any other document relating to the transactions contemplated by this Agreement;
(c)	a duly executed copy of the FCF Royalty Agreement;
(d)	a bring-down certificate of the President or other senior officer of the Vendor dated as of the Closing Date reflecting the closing conditions stated in Section 6.1;
(e)
a favourable legal opinion dated as of the Closing Date from legal counsel to the Vendor in the Province of British Columbia addressed to the Purchaser with respect to the Vendor’s recorded interest in those mineral tenures and fee simple properties for the New Afton Mine that are set out in Exhibit “G”; and

(f)
all such other assurances, consents, agreements, documents and instruments as may be reasonably required by the Purchaser to complete the transactions that are to be completed at or prior to the Closing as provided for in this Agreement, all of which shall be in form and substance satisfactory to the Purchaser, acting reasonably.

5.3	Purchaser’s Closing Deliveries
At the Closing, the Purchaser shall deliver or cause to be delivered to the Vendor the following documents and payments:
(a)	a certificate of status or its equivalent under the laws of the jurisdiction of its formation with respect to the Purchaser;
(b)	a certificate of the President or other senior officer of the Purchaser certifying:
(i)	the corporate status of the Purchaser;
(ii)
the resolutions of the board of trustees of the Purchaser authorizing the execution, delivery and performance of this Agreement and of all contracts, agreements, instruments, certificates and other documents required by this Agreement to be delivered by the Purchaser; and

(iii)	the incumbency and signatures of the officers of the Purchaser executing this Agreement and any other document relating to the transactions contemplated by this Agreement;
(c)	a bring-down certificate of the President or other senior officer of the board of trustees Purchaser dated as of the Closing Date reflecting the closing conditions stated in Section 6.3;
(d)	payment of the Purchase Price;
(e)	a duly executed copy of the FCF Royalty Agreement; and
(f)
all such other assurances, consents, agreements, documents and instruments as may be reasonably required by the Vendor to complete the transactions that are to be completed at or prior to the Closing as provided for in this Agreement, all of which shall be in form and substance satisfactory to the Vendor, acting reasonably.

ARTICLE 6
CONDITIONS OF CLOSING
6.1	Purchaser’s Conditions
The Purchaser shall not be obligated to complete the transactions that are to be completed at or prior to the Closing as contemplated by this Agreement, including the purchase of the FCF Royalty unless, at or before the Closing Time, each of the conditions listed below in this Section 6.1 has been satisfied (or, where permitted by Applicable Law, waived by the Purchaser), it being understood that the said conditions are included for the exclusive benefit of the Purchaser. The Vendor shall take all such actions, steps and proceedings as are reasonably within its control as may be necessary to ensure that the conditions listed below in this Section 6.1 are fulfilled at or before the Closing Time.
(1)
Representations and Warranties. The representations and warranties of the Vendor set forth in Section 4.1 (disregarding in each case all qualifications and exceptions contained therein relating to materiality or Material Adverse Change) shall be true and correct in all material respects as of the Closing Date (or, to the extent any such representations and warranties, by their terms, are made expressly as of a specified date, as of such specified date).

(2)
Vendor’s Compliance and Deliverables. The Vendor shall have performed and complied with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing Time in all material respects and shall have executed and delivered or caused to have been executed and delivered to the Purchaser at the Closing all the documents contemplated in Section 5.2 and elsewhere in this Agreement.

(3)	Material Adverse Change. During the Interim Period, there shall have not been or occurred any Material Adverse Change.
(4)
No Litigation. During the Interim Period, there shall have been no Order (whether temporary, preliminary or permanent) made or any Legal Proceedings commenced or Threatened against either Party or against any of their respective Affiliates or any of their respective directors or officers, for the purpose of enjoining, prohibiting, preventing or restraining, temporarily or permanently, the completion of the transactions contemplated by this Agreement.

(5)	Required Consents and Regulatory Approvals. The Required Consents shall have been obtained.
(6)
No Law. During the Interim Period, no Governmental Authority shall have enacted, issued or promulgated any Law which has the effect of (a) making any of the transactions contemplated by this Agreement illegal, or (b) otherwise prohibiting, preventing or restraining the consummation of any of the transactions contemplated by this Agreement.

6.2	Condition Not Fulfilled
If any condition in Section 6.1 has not been fulfilled at or before the Outside Date or if any such condition is, or becomes, impossible to satisfy prior to the Outside Date, other than as a result of the failure of the Purchaser to comply with its obligations under this Agreement, then provided that the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 6.3(1) [Purchaser Representations and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied, the Purchaser in its sole discretion may either:
(a)	terminate this Agreement by notice to the Vendor, as provided in Section 9.1(b); or
(b)	waive compliance with any such condition without prejudice to its right of termination in the event of non-fulfilment of any other condition.
6.3	Vendor’s Conditions
The Vendor shall not be obligated to complete the transactions that are to be completed at or prior to the Closing as contemplated by this Agreement unless, at or before the Closing Time, each of the conditions listed below in this Section 6.3 has been satisfied (or, where permitted by Applicable Law, waived by the Vendor), it being understood that the said conditions are included for the exclusive benefit of the Vendor. The Purchaser shall take all such actions, steps and proceedings as are reasonably within the Purchaser’s control as may be necessary to ensure that the conditions listed below in this Section 6.3 are fulfilled at or before the Closing Time.

(1)
Representations and Warranties. The representations and warranties of the Purchaser set forth in Section 4.2 (disregarding in each case all qualifications and exceptions therein relating to materiality or material adverse change) shall be true and correct in all material respects as of the Closing Date (or, to the extent any such representations and warranties, by their terms, are made expressly as of a specified date, as of such specified date).

(2)
Purchaser’s Compliance and Deliverables. The Purchaser shall have performed and complied with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing Time in all material respects and shall have executed and delivered or caused to have been executed and delivered to the Vendor at the Closing all the documents contemplated in Section 5.3 and elsewhere in this Agreement.

(3)
No Litigation. During the Interim Period, there shall have been no Order (whether temporary, preliminary or permanent) made or any Legal Proceedings commenced or Threatened against either Party or against any of their respective Affiliates or any of their respective directors or officers, for the purpose of enjoining, prohibiting, preventing or restraining the completion of the transactions contemplated by this Agreement.

(4)	Required Consents and Key Regulatory Approvals. The Required Consents shall have been obtained.
(5)
No Law. During the Interim Period, no Governmental Authority shall have enacted, issued or promulgated any Law which has the effect of (i) making any of the transactions contemplated by this Agreement illegal, or (ii) otherwise prohibiting, preventing or restraining the consummation of any of the transactions contemplated by this Agreement.

6.4	Condition Not Fulfilled
If any condition in Section 6.3 has not been fulfilled at or before the Outside Date or if any such condition is, or becomes, impossible to satisfy prior to the Outside Date, other than as a result of the failure of the Vendor to comply with its obligations under this Agreement, then provided that the Vendor is not then in breach of this Agreement so as to cause any condition in Section 6.1(1) [Vendor Representations and Warranties Condition] or Section 6.1(2) [Vendor Covenants Condition] not to be satisfied, the Vendor in its sole discretion may either:
(a)	terminate this Agreement by notice to the Purchaser as provided in Section 9.1(d); or
(b)	waive compliance with any such condition without prejudice to its right of termination in the event of non-fulfilment of any other condition.

ARTICLE 7
INDEMNIFICATION
7.1	Survival
All provisions of this Agreement and of any other agreement, certificate or instrument delivered pursuant to this Agreement, other than the conditions in Article 7 hereof, shall not merge on Closing but shall survive the execution, delivery and performance of this Agreement, the Closing and the execution and delivery of the FCF Royalty Agreement and all other agreements, certificates and instruments delivered at the Closing pursuant to this Agreement and the payment of the Purchase Price.
7.2	Indemnity by the Vendor
(1)
The Vendor shall indemnify the Purchaser’s Indemnified Parties and save them fully harmless against, and will reimburse them for, any Damages arising from, in connection with or related in any manner whatsoever to:

(a)
any incorrectness in or breach of any representation or warranty of the Vendor contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement on the Closing Date;

(b)
subject to Section 9.2(a), any breach or any non-fulfilment of any covenant on the part of the Vendor contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement on the Closing Date; and

(c)	any fraud by the Vendor in connection with the transactions contemplated hereby which are completed on the Closing Date.
(2)
The right to indemnification or other remedy of any Party under this Article 7 for any Damages based upon or arising out of any inaccuracy in or breach of any of the representations, warranties, covenants and obligations contained in this Agreement exists notwithstanding the Closing and notwithstanding any investigation or knowledge acquired prior to the Closing.

(3)
For purposes of calculating the amount of any Damages that are the subject matter of a claim for indemnification under this Article 7, any reference to “materiality”, “Material Adverse Change”, or other similar qualification or limitation that is contained in or otherwise applicable to such representation or warranty or claim for indemnification will be disregarded.

7.3	Indemnity by the Purchaser
The Purchaser shall indemnify the Vendor’s Indemnified Parties and save them fully harmless against, and will reimburse them for, any Damages arising from, in connection with or related in any manner whatsoever to:
(a)
any incorrectness in or breach of any representation or warranty of the Purchaser contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement on the Closing Date;

(b)
subject to Section 9.2(a), any breach or non-fulfilment of any covenant or agreement on the part of the Purchaser contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement on the Closing Date; and

(c)	any fraud by the Purchaser in connection with the transactions contemplated hereby which are contemplated on the Closing Date.
7.4	Claim Notice
If an Indemnified Party becomes aware of any act, omission or state of facts that may give rise to Damages in respect of which a right of indemnification is provided for under this Article 7, the Indemnified Party shall promptly give written notice thereof (a “Claim Notice”) to the Indemnifying Party. The Claim Notice shall specify whether the potential Damages arise as a result of a claim by a Person against the Indemnified Party (a “Third Party Claim”) or whether the potential Damages arise as a result of a claim directly by the Indemnified Party against the Indemnifying Party (a “Direct Claim”), and shall also specify with reasonable detail (to the extent that the information is available):
(a)	the factual basis for the Direct Claim or Third Party Claim, as the case may be; and
(b)	the amount of the potential Damages arising therefrom, if known and quantifiable.
If, through the fault of the Indemnified Party, the Indemnifying Party does not receive a Claim Notice in time to effectively contest the determination of any liability susceptible of being contested or to assert a right to recover an amount under applicable insurance coverage, then the liability of the Indemnifying Party to the Indemnified Party under this Article 7 shall be reduced only to the extent that Damages are actually incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give the Claim Notice on a timely basis. Nothing in this Section 7.4 shall be construed to affect the time within which a Claim Notice must be delivered pursuant to Sections 7.5(1) and 7.5(2) in order to permit recovery pursuant to Sections 7.2(1)(a), and 7.3(a) as the case may be. In respect of any Claim Notice concerning Taxes, an Indemnified Party shall deliver with its Claim Notice a copy of any assessment, reassessment, notice of confirmation thereof, proposal to assess or reassess, appeal or notification of a similar proceeding, together with all correspondence related to such documents.
7.5	Time Limits for Claim Notice for Breach of Representations and Warranties
(1)
Notice by the Purchaser. No Damages may be recovered from the Vendor pursuant to Section 7.2(1)(a), unless (subject to fraud) a Claim Notice is delivered by the Purchaser in accordance with the timing set out below:

(a)	with respect to the Vendor Fundamental Representations and Warranties, at any time after Closing;
(b)	with respect to all other representations and warranties, other than Section 4.1(23), at any time within two (2) years after Closing; and
(c)	with respect to the representations and warranties in Section 4.1(23), at any time within three (3) years after Closing;

provided, however, that in the event of fraud, relating to a representation and warranty of the Vendor in this Agreement, then notwithstanding the foregoing time limitations, the Purchaser Indemnified Parties shall be entitled to deliver a Claim Notice at any time for purposes of such a claim. Unless (subject to fraud) a Claim Notice has been given in accordance with the timing set out in Sections 7.5(1)(b) or (c) with respect to the representations and warranties referred to in any such Section, the Vendor, shall be released on the date set out in Section 7.5(1)(b) or (c), as applicable, from all obligations in respect of representations and warranties referenced in those Sections and from the obligation to indemnify the Purchaser’s Indemnified Parties in respect thereof pursuant to Section 7.2(1)(a).
(2)
Notice by the Vendor. No Damages may be recovered from the Purchaser pursuant to Section 7.3(a) unless (subject to fraud) a Claim Notice is delivered by the Vendor in accordance with the timing set out below:

(a)	with respect to the Purchaser Fundamental Representations and Warranties at any time after Closing; and
(b)	with respect to all other representations and warranties, at any time within two (2) years after Closing, provided, however, that in the event of fraud relating to a representation and warranty of the Purchaser in this Agreement, then notwithstanding the foregoing time limitations, the Vendor’s Indemnified Parties shall be entitled to deliver a Claim Notice at any time for purposes of such a claim. Unless (subject to fraud) a Claim Notice has been given in accordance with the timing set out in Section 7.5(2)(a) with respect to the representations and warranties referred to in such Section, the Vendor shall be released on the date set out in Section 7.5(2)(b) from all obligations in respect of representations and warranties referenced in Section 7.5(2)(b) and from the obligation to indemnify the Vendor’s Indemnified Parties in respect thereof pursuant to Section 7.3(a).
7.6	Certain Limitations
(1)
Damages from Vendor. No Damages may be recovered from the Vendor pursuant to Section 7.2(1)(a) unless and until the accumulated aggregate amount of Damages of the Purchaser’s Indemnified Parties arising pursuant to Section 7.2(1)(a) exceeds 1.5% of the Purchase Price, in which event the accumulated aggregate amount of all such Damages may be recovered up to: (a) in respect of any claim to recover Damages based on any incorrectness in or breach of the Vendor Fundamental Representations and Warranties, a maximum of the value of the Purchase Price; or (b) in respect of any claim to recover Damages based on any incorrectness in or breach of any other representation or warranty of the Vendor pursuant to the indemnities in Section 7.2(1)(a), 20% of the Purchase Price. Such limitations shall have no application to any claim to recover Damages based on any incorrectness in or breach of any representation or warranty of the Vendor in this Agreement resulting from fraud by the Vendor, nor shall the limitations be construed to apply to any of the indemnities in Section 7.2(1)(b).

(2)
Damages from Purchaser. No Damages may be recovered from the Purchaser pursuant to Section 7.3(a) unless and until the accumulated aggregate amount of Damages of the Vendor’s Indemnified Parties arising pursuant to Section 7.3(a) exceeds 1.5% of the Purchase Price, in which event the accumulated aggregate amount of all such Damages may be recovered up to: (a) in respect of any claim to recover Damages based on any incorrectness in or breach of the Purchaser Fundamental Representations and Warranties, a maximum of the value of the Purchase Price; or (b) in respect of any claim to recover Damages based on any incorrectness in or breach of any other representation or warranty of the Purchaser pursuant to the indemnities in Section 7.3(a), 20% of the Purchase Price. Such limitation shall have no application to any claim to recover Damages based on any incorrectness in or breach of any representation or warranty of the Purchaser in this Agreement resulting from fraud, by the Purchaser, nor shall the limitation be construed to apply to any of the indemnities in Section 7.3(b).

7.7	Agency for Non-Parties
Notwithstanding Section 10.14, each Party hereby accepts each indemnity in favour of each of its Indemnified Parties who are not Parties as agent and trustee of that Indemnified Party. Each Party may enforce an indemnity in favour of any of that Party’s Indemnified Parties on behalf of each such Indemnified Party.
7.8	Direct Claims
In the case of a Direct Claim, the Indemnifying Party shall have 60 days from receipt of a Claim Notice in respect thereof within which to make such investigation as the Indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate its right to be indemnified under this Article 7, together with all such other information as the Indemnifying Party may reasonably request. If the Indemnifying Party disputes the validity or amount of the Direct Claim, the Indemnifying Party shall provide written notice of the dispute to the Indemnified Party within such 60 day period, which dispute notice must describe in reasonable detail the nature of the Indemnifying Party’s dispute. During the thirty (30) day period immediately following receipt of a dispute notice by the Indemnified Party, the Indemnifying Party and the Indemnified Party shall attempt in good faith to resolve the dispute. If the Parties fail to agree at or before the expiration of such 60 day period (or any mutually agreed upon extension thereof), the Indemnified Party shall be free to pursue such remedies as may be available to it, subject to this Agreement. If the Indemnifying Party fails to respond in writing to the Direct Claim within the sixty (60) day period first specified above, the Indemnifying Party is deemed to have rejected the Direct Claim, in which event the Indemnified Party is free to pursue such remedies as may be available to it, subject to this Agreement.
7.9	Third Party Claims.
(1)
Rights of Indemnifying Party. In the event a Claim Notice is delivered with respect to a Third Party Claim, the Indemnifying Party shall have the right, at its expense, to participate in but not control the investigation, negotiation, settlement or defence of the Third Party Claim, which control shall rest at all times with the Indemnified Party (except as otherwise described in Section 7.9(4)), unless the Indemnifying Party:

(a)	irrevocably and unconditionally acknowledges in writing complete responsibility for, and agrees to indemnify the Indemnified Party in respect of, all Damages relating to the Third Party Claim; and
(b)
furnishes evidence to the Indemnified Party whenever requested by the Indemnified Party, which is satisfactory to the Indemnified Party (acting reasonably) of the Indemnifying Party’s financial ability to indemnify the Indemnified Party, in which case the Indemnifying Party may assume such control at its expense through counsel of its choice; provided, however, that notwithstanding the foregoing, the Indemnifying Party shall not be permitted to assume control of the investigation, negotiation, settlement or defence of the Third Party Claim if: (i) such Third Party Claim seeks equitable relief against the Indemnified Party as a primary form of relief; or (ii) such Third Party Claim involves criminal liability.
(2)
Respective Rights on Indemnifying Party’s Assumption of Control. If the Indemnifying Party elects to assume control as contemplated in Section 7.9(1), the Indemnifying Party shall reimburse the Indemnified Party for all of the Indemnified Party’s out-of-pocket costs and expenses incurred in connection with the investigation, negotiation, settlement or defence of the Third Party Claim prior to the date the Indemnifying Party validly exercised its right to assume the investigation and defense of the Third Party Claim. The Indemnified Party shall continue to have the right to participate in the investigation, negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel at its expense or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences), in which case the fees and disbursements of such counsel shall be paid by the Indemnifying Party. The Indemnified Party shall co-operate with the Indemnifying Party so as to permit the Indemnifying Party to conduct such negotiation, settlement and defence and for this purpose shall preserve all relevant documents in relation to the Third Party Claim, allow the Indemnifying Party access on reasonable notice to inspect and take copies of all such documents and require its personnel to provide such statements as the Indemnifying Party may reasonably require and to attend and give evidence at any trial or hearing in respect of the Third Party Claim.

(3)
Lack of Reasonable Diligence. If, having elected to assume control as contemplated by Section 7.9(1), the Indemnifying Party thereafter fails to conduct the investigation, negotiation, settlement or defence of the relevant Third Party Claim with reasonable diligence, then the Indemnified Party shall have the right (but not the obligation) to assume such control and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim. In such event, the Indemnified Party may not assume the defense of the Third Party Claim unless the Indemnified Party gives the Indemnifying Party written demand to diligently pursue the defense and the Indemnifying Party fails to do so within 14 days after receipt of the demand, or such shorter period as may be required to respond to any deadline imposed by a court, arbitrator or other tribunal.

(4)
Commercially Necessary Payments Prior to Settlement. If any Third Party Claim is of a nature such that it is necessary in the reasonable view of the Indemnified Party acting in a manner consistent with reasonable commercial practices, in order to preserve the rights of the Indemnified Party under such Contract, to make a payment to any Person (a “Third Party”) with respect to the Third Party Claim before the completion of settlement negotiations or related Legal Proceedings, as the case may be, then the Indemnified Party may make such payment and the Indemnifying Party shall, promptly after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the Indemnified Party under the Third Party Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, promptly after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.

(5)
Other Rights of Indemnified Party. If the Indemnifying Party does not, or is not permitted to, assume control of the defence of any Third Party Claim pursuant to Section 7.9(1), the Indemnified Party shall have the right to contest, settle or pay the amount claimed and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim; provided however, that the Indemnified Party shall not contest, settle or pay any Third Party Claim without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(6)
Whether or not the Indemnifying Party assumes control of the investigation, negotiation, settlement or defence of any Third Party Claim, the Indemnifying Party shall not settle any Third Party Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed.

7.10	Cooperation
Each Indemnified Party and Indemnifying Party shall reasonably cooperate and assist each other in determining the validity of any claim for indemnity by an Indemnified Party and otherwise in resolving such matters. Such assistance and cooperation will include providing reasonable access to information, records and documents relating to such matters and furnishing Employees to assist in the investigation, defence and resolution of such matters.
7.11	Adjustment to Purchase Price
Unless otherwise required by Applicable Law or a Governmental Authority, all indemnification payments under this Article 7 shall be treated as adjustments to the Purchase Price.
7.12	Exclusivity
Except as provided in Section 10.10, with respect to a willful breach by a Party of the obligation to close the purchase and sale of the FCF Royalty on the Closing Date, other than by making a claim pursuant to and in accordance with this Article 7, no Party may make any claim for any Damages, or seek any other remedy in respect of:
(a)	any agreement, certificate or other document delivered pursuant hereto, unless any other remedy is expressly set out in such other documents; or
(b)	the obligations and transactions set out in this Agreement, or in respect of any breach or termination thereof, against any other Party, pursuant to contract or otherwise, including strict liability, tort (including negligence), duty of good faith and/or honest performance or other legal principle, whether or not a Party was informed in advance of such possibility of such Damages, or such Damages could have been reasonably foreseen.

7.13	Reasonable Steps to Mitigate
The Indemnified Party will take commercially reasonable steps to mitigate all Damages, including, including availing itself of any defences, limitations, rights of contribution, claims against third persons, and other rights at law or equity and will provide such evidence and documentation of the nature and extent of the Damages as may be reasonably requested by the Indemnifying Party and in determining the amount of any Damages, reasonable mitigation will be taken into account.
ARTICLE 8
COVENANTS
8.1	Investigation
(1)	Access. During the Interim Period, the Vendor shall:
(a)
afford the Purchaser and its Representatives such access to the New Afton mine manager, the New Afton Real Property and New Afton Assets and subject to Section 8.2, the data, information and records as the Purchaser may reasonably request; and

(b)	instruct the Representatives of the Vendor to cooperate with the Purchaser and its Representatives in its exercise of such rights;
provided that any such access shall be during normal business hours upon reasonable advance notice to the Vendor, under the supervision of the Vendor’s personnel and in such a manner as not to interfere with the conduct of Operations or any other businesses of the Vendor. All such access shall be at the sole risk of the Purchaser and its Representatives, and the Purchaser shall comply with and cause its Representatives to comply with all of the Vendor’s policies with regard to health and safety while visiting the New Afton Mine. All requests by the Purchaser for access under this Section 8.1 shall be submitted or directed exclusively to the Vendor’s Vice President, Operations for the Region or such other individuals as the Vendor may designate in writing from time to time.
(2)
Limitation. Notwithstanding anything to the contrary in this Agreement, the Vendor shall not be required to disclose any information to the Purchaser if such disclosure would, in the Vendor’s sole discretion, acting reasonably: (x) cause significant competitive harm to the Vendor and its businesses, if the transactions contemplated by this Agreement are not consummated; (y) jeopardize any solicitor-client, litigation or other privilege; or (z) contravene any applicable Law, fiduciary duty or binding Contract entered into before the date of this Agreement. Before the Closing, without the prior written consent of the Vendor, not to be unreasonably withheld, the Purchaser shall not contact any suppliers to, or customers of, the business of the Vendor in respect of the New Afton Mine and Operations and the Purchaser shall have no right to perform invasive or subsurface investigations of the New Afton Real Property. The Purchaser shall, and shall cause its Representatives to, abide by Section 8.3 with respect to any access or information provided under this Section 8.1.

8.2	Transaction Personal Information
Each Party shall comply with Privacy Law in the course of collecting, using and disclosing Transaction Personal Information. The Purchaser shall collect Transaction Personal Information prior to Closing only for purposes related to the transactions contemplated by this Agreement and as is necessary to determine whether to proceed with such transactions in connection with its investigations of the Vendor and its properties and assets and, if this Agreement is not terminated as provided herein, for the completion of such transactions. During the Interim Period, the Purchaser shall not disclose Transaction Personal Information to any Person other than to its Representatives who are evaluating and advising on the transactions contemplated by this Agreement. If the Purchaser proceeds with the transactions contemplated by this Agreement, the Purchaser shall not, following the Closing, without the consent of the individuals to whom such Personal Information relates or as permitted or required by Applicable Law, use or disclose Transaction Personal Information:
(a)	for purposes other than those for which such Transaction Personal Information was collected by the Vendor prior to the Closing; and
(b)	which does not relate directly to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.
The Purchaser shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure, as provided by Privacy Law. The Purchaser shall cause its Representatives to observe the terms of this Section 8.2 and to protect and safeguard Transaction Personal Information in their possession. If the Vendor or the Purchaser terminates this Agreement as provided herein, the Purchaser shall promptly deliver to the Vendor all Transaction Personal Information in its possession or in the possession of any of its Representatives, including all copies, reproductions, summaries or extracts thereof and otherwise comply with all Privacy Laws.
8.3	Confidentiality
The Vendor and the Purchaser acknowledge that the Confidentiality Agreement remains in full force and effect and governs the exchange of Confidential Information between the Parties hereunder and that the Purchaser attorns to and is bound by the terms thereof as if it was a party thereto.
8.4	Action During Interim Period
(1)
Operate in Ordinary Course. During the Interim Period, the Vendor shall operate in the Ordinary Course of Business in material compliance with Applicable Law and the terms and conditions of all Contracts, and in a manner consistent with past custom and practice. Without limiting the generality of the foregoing, the Vendor shall: (a) use its commercially reasonable efforts to preserve intact the Operations, keep available the services of the present employees of the Operations and maintain good relations with, and the goodwill of, suppliers, customers, creditors and all other Persons having business relationships with the Operations; (b) use its commercially reasonable efforts to retain possession and control of the New Afton Assets and preserve the confidentiality of any confidential or proprietary information of the Operations; and (c) periodically report to the Purchaser concerning the state of the Operations.

(2)
Negative Covenants. Except as required or permitted in accordance with this Agreement or with the prior written consent of the Purchaser (such consent not to be unreasonably withheld) during the Interim Period, the Vendor not take any action that if taken prior to the date hereof would have caused the representations and warranties of the Vendor in Section 4.1 to be incorrect.

(3)
Positive Covenants. During the Interim Period, the Vendor shall promptly notify the Purchaser (first orally and within 48 hours in writing): (a) upon any representation or warranty made by it contained in this Agreement becoming untrue or incorrect during the Interim Period (which such notification must set out the particulars of the untrue or incorrect representation and warranty and details of any action being taken by the Vendor to rectify that state of affairs), and for the purposes of this Section 8.4(3) each representation and warranty will be deemed to be given at and as of all times during the Interim Period; and (b) if it becomes aware of any event or circumstance which could reasonably be expected to have a Material Adverse Change with respect to the Operations or the New Afton Real Property.

(4)
Actions to Satisfy Closing Conditions. The Vendor shall take all such actions as are within its power to control and shall use its commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with all of the conditions set forth in Section 6.1 including ensuring that during the Interim Period and at Closing, there is no breach of any of its representations and warranties. The Purchaser shall take all such actions as are within its power to control and shall use its commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with all of the conditions set forth in Section 6.3 including ensuring that during the Interim Period and at Closing, there is no breach of any of its representations and warranties.

8.5	Exclusive Dealings
(1)	During the Interim Period, the Vendor shall not, and the Vendor shall instruct its Representatives not to, directly or indirectly in any manner:
(a)	entertain, solicit or encourage;
(b)	furnish or cause to be furnished any information to any Persons (other than the Purchaser or its Representatives) in connection with; or
(c)	negotiate or otherwise pursue,
any proposal or discussions for or in connection with any possible sale of the FCF Royalty or the New Afton Mine (each of the foregoing proposals or discussions, whether written or oral, an “Alternative Transaction”); provided that, for greater certainty, neither the Vendor nor its Representatives shall be prohibited from engaging in any of the foregoing solely in relation to any potential sale of all or any significant or controlling part of the shares of the Vendor, or any merger or other business combination involving the Vendor. The Vendor shall promptly notify the Purchaser in writing of the receipt of any oral or written offer, indication of interest, proposal or inquiry relating to an Alternative Transaction, such notice to include the material terms thereof.

(2)
The Vendor shall, and shall cause its Representatives to, immediately cease and terminate, any solicitation, encouragement, discussion or negotiation commenced prior to the date of this Agreement with any Person (other than the Purchaser) with respect to any Alternative Transaction, and in connection therewith, the Vendor will: (a) promptly discontinue access to and disclosure of all confidential information, including any data room and any access to the properties, facilities, books and records of the Vendor; and within five (5) Business Days, request: (i) the return or destruction of all copies of any confidential information regarding the Vendor provided to any Person (other than the Purchaser) since January 1, 2019 in respect of a possible Alternative Transaction; and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Vendor, using its commercially reasonable efforts to ensure that such requests are complied with in accordance with the terms of such rights.

8.6	Consents and Approvals
(1)
Subject to the terms and conditions contained herein the Vendor shall be primarily responsible and shall exclusively communicate with any other Person required to provide a Required Consent or Regulatory Approval and the Purchaser shall cooperate and use commercially reasonable efforts to assist the Vendor with respect to the foregoing.

(2)
Each of the Parties shall promptly inform the other of any material communication from or with any Governmental Authority regarding any of the transactions contemplated by this Agreement and shall share drafts of any proposed filings, submissions, notices or correspondence with each other for review and comment before submitting same to any Governmental Authority. If any Party or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Authority with respect to the transactions contemplated by this Agreement, then such party will make, or cause to be made, as soon as reasonably practicable and to the extent practicable after consultation with the other Party, an appropriate response in compliance with such request.

ARTICLE 9
TERMINATION

9.1	Grounds for Termination
This Agreement may be terminated on or prior to the Closing Date by:
(a)	the mutual written agreement of the Vendor and the Purchaser;
(b)
either the Purchaser or Vendor if the Closing Time does not occur prior to the Outside Date, other than as a result of the breach by the Purchaser of its representations and warranties or its failure to perform any of its covenants or obligations under this Agreement, in the case of termination by the Purchaser, or the breach by the Vendor of its representations and warranties or its failure to perform any of its covenants or obligations under this Agreement, in the case of termination by the Vendor;

(c)	written notice from the Purchaser to the Vendor as permitted in Section 6.2(a);
(d)	written notice from the Vendor to the Purchaser as permitted in Section 6.4(a); or

(e)
written notice from the Purchaser to the Vendor if a third party enters into a definitive written agreement with the Vendor, or publicly announces an intention, to acquire, in any manner, directly or indirectly, (i) such number of the outstanding common shares of the Vendor as would, when added to the shareholdings of such third party, an Affiliate of such third party, or a person acting jointly or in concert with any of the foregoing, constitute 50% or more of the outstanding common shares of the Vendor, or (ii) substantially all of the assets of the Vendor.

9.2	Effect of Termination
If this Agreement is terminated:
(a)
If this Agreement is terminated pursuant to Section 9.1, all further obligations of the Parties under this Agreement, except for the obligations under this Section 9.2 and Sections 8.2, 8.3, 10.1, 10.2, 10.3 and 10.12, which shall survive such termination, shall immediately terminate;

(b)
If this Agreement is terminated by the Purchaser or the Vendor pursuant to Section 9.1(a) then any Party who has failed to comply with its obligations under this Agreement or is in breach of its representations and warranties in accordance with the condition set forth in Section 6.1(2) or 6.3(2), as applicable, shall not be released from liability in respect of its obligations under this Agreement;

ARTICLE 10
GENERAL

10.1	Expenses
Except as otherwise expressly provided herein, each Party shall be responsible for all costs and expenses (including any Taxes imposed on such expenses) incurred by it in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement (including the fees and disbursements of legal counsel, bankers, investment bankers, accountants, brokers and other advisers).
10.2	Public Announcements
The Parties hereto may each publicly announce the transactions contemplated hereby following the execution and delivery of this Agreement, provided that the text and timing of each disclosing Party’s announcement must be approved by the other parties in advance, acting reasonably. No Party shall issue any press release or otherwise make public announcements with respect to this Agreement without the consent of the other Parties (which consent shall not be unreasonably withheld or delayed); provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under Applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Parties and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

10.3	Notices
(1)
Mode of Giving Notice. Any notice, direction, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be effectively given and made if (a) delivered personally, or (b) sent by e-mail, in each case to the applicable address set out below:

(a)	if to the Vendor to:
New Gold Inc.
181 Bay Street,
Suite 3320
Toronto, ON M5J 2T3

Attention:   General Counsel
Email:   general.counsel@newgold.com

with a copy (which shall not constitute notice) to:
Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2

Attention:Ann  Watterworth
Email:     [Redacted]
(b)	if to the Purchaser to:
Ontario Teachers’ Pension Plan Board
Investment Division
5650 Yonge Street
Toronto, ON M2M 4H5

Attention:   Christopher Metrakos and James Sikora
Email:     [Redacted]

with a copy (which shall not constitute notice) to:
Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9

Attention:   Jeffrey Singer and Steven D. Bennett
Email:    [Redacted]

(2)
Deemed Delivery of Notice. Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of e-mailing or sending by other means of recorded electronic communication, provided that such day in either event is a Business Day and the communication is so delivered, e-mailed or sent before 4:30 p.m. (Eastern Time) on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day. Any such communication sent by mail shall be deemed to have been given and made and to have been received on the fifth Business Day following the mailing thereof; provided however that no such communication shall be mailed during any actual or apprehended disruption of postal services. Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt.

10.4	Time of Essence
Time shall be of the essence of this Agreement in all respects.
10.5	Further Assurances
Each Party shall from time to time promptly execute and deliver or cause to be executed and delivered all such further documents and instruments and shall do or cause to be done all such further acts and things in connection with this Agreement that the other Party may reasonably require as being necessary or desirable in order to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement or any provision hereof.
10.6	Entire Agreement
This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no conditions, representations, warranties, obligations or other agreements between the Parties in connection with the subject matter of this Agreement (whether oral or written, express or implied, statutory or otherwise) except as explicitly set out in this Agreement.
10.7	Amendment
No amendment of this Agreement shall be effective unless made in writing and signed by the Parties.
10.8	Waiver
A waiver of any default, breach or non-compliance under this Agreement shall not be effective unless in writing and signed by the Party to be bound by the waiver, and then only in the specific instance and for the specific purpose for which it has been given. No waiver shall be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non- observance or by anything done or omitted to be done by the other Party. The waiver by a Party of any default, breach or non-compliance under this Agreement will not operate as a waiver of that Party’s rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).
10.9	Severability
Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and will be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

10.10   Specific Performance

Each of the Parties agree that irreparable harm would occur, for which money damages would not be an adequate remedy at law, in the event that (a) any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or (b) any Party wilfully breached its obligation to close the purchase and sale of the FCF Royalty on the Closing Date in accordance with the provisions of this Agreement. It is accordingly agreed that the Parties shall be entitled to interlocutory, preliminary and permanent injunctive relief, specific performance and other equitable relief to prevent such breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of his Agreement (including requiring the other Party hereto to close the purchase and sale of the FCF Royalty on the Closing Date in accordance with the provisions of this Agreement) and without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity in respect of such breach. Such remedies will not be the exclusive remedies for any such breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties in respect of such breach.
10.11   Attornment

Each Party agrees (a) that any Legal Proceeding relating to this Agreement may (but need not) be brought in any court of competent jurisdiction in the City of Toronto in the Province of Ontario, and for that purpose now irrevocably and unconditionally attorns and submits to the jurisdiction of such Ontario court; (b) that it irrevocably waives any right to, and shall not, oppose any such Legal Proceeding in the City of Toronto in the Province of Ontario on any jurisdictional basis, including forum non conveniens; and (c) not to oppose the enforcement against it in any other jurisdiction of any Order duly obtained from an Ontario court as contemplated by this Section 10.11.
10.12   Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in such Province and this Agreement shall be treated, in all respects, as a Ontario contract.
10.13   Successors and Assigns; Assignment

(a)	This Agreement shall ensure to the benefit of, and be binding on, the Parties and their respective successors and permitted assigns.
(b)
Neither Party may assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its respective rights or obligations under this Agreement without the prior written consent of the other Party; provided that, prior to the Closing Date the Purchaser may assign all of its rights and obligations under this Agreement to an Affiliate without the prior written consent of the Vendor.

10.14   Third Party Beneficiaries

This Agreement is for the sole benefit of the Parties, and except as specifically provided for in Article 7, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.15   Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both of which taken together shall be deemed to constitute one and the same instrument. To evidence its execution of an original counterpart of this Agreement, a Party may send a copy of its original signature on the execution page hereof to the other Party by facsimile, e-mail in pdf format or by other electronic transmission and such transmission shall constitute delivery of an executed copy of this Agreement to the receiving Party.
[Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.
NEW GOLD INC.
By:	(signed) “Renaud Adams”
Name: Renaud Adams
Title: President and Chief Executive Officer

By:	(signed) “Sean Keating”
Name: Sean Keating
Title: Vice President, General Counsel and Corporate Secretary

2742150 ONTARIO LIMITED
By:	(signed) “James Sikora”
Name: James Sikora
Title: Director

EXHIBIT “A”
ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION AGREEMENT dated ●, 20[24] is made
B E T W E E N
NEW GOLD INC.
(“New Gold”)
- and -
NEW AFTON LIMITED PARTNERSHIP
(the “Partnership”)
RECITALS

New Gold and the Partnership have entered into a purchase agreement dated as of ●, 2020 (the “Purchase Agreement”) providing amongst other things, for the transfer and assignment of the New Afton Obligations (as that term is defined in the Purchase Agreement) to the Partnership and the assumption by the Partnership of the New Afton Obligations (as that term is defined in the Purchase Agreement), upon the terms and conditions set forth therein.  For greater certainty, the New Afton Obligations include New Gold’s obligations under the FCF Royalty Agreement (as that term is defined in the Purchase Agreement).

NOW, THEREFORE, pursuant to the Purchase Agreement and in consideration of the premises and the terms and conditions therein stated, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, New Gold and the Partnership agree as follows:

1. Capitalized Terms. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement.
2. Assumption. The Partnership hereby assumes all of the New Afton Obligations from New Gold.
3. Indemnity of the Partnership.  The Partnership hereby covenants and agrees to indemnify and save harmless New Gold, its successors and assigns, against and from all actions, suits, damages, losses, charges, expenses, claims and demands whatsoever (including without limitation, direct losses, costs, damages and expenses of New Gold, including costs on a solicitor-client basis) which may hereafter be brought or made against New Gold or which New Gold may sustain, pay or incur as the result of or in connection with the New Afton Obligations and the assignment and assumption of the New Afton Obligations.

4. Conduct of Actions.  No claim for indemnification will arise until notice thereof is given to the Partnership.  Such notice shall be sent within a reasonable time following the determination by New Gold that a claim for indemnity exists.  In the event that any legal proceedings shall be instituted or any claim or demand is asserted by any third party in respect of which the Partnership may have an obligation to indemnify New Gold, New Gold shall give or cause to be given to the Partnership written notice thereof and such party shall have the right, at its option and expense, to be present at the defense of such proceedings, claim or demand, but not to control the defense, negotiation or settlement thereof, which control shall at all times rest with New Gold, unless the Partnership irrevocably acknowledges full and complete responsibility for indemnification of New Gold, in which case the Partnership may assume such control through counsel of its choice, provided however, that no settlement shall be entered into without New Gold’s written consent (which shall not be unreasonably withheld).  The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such third party legal proceedings, claim or demand.
5. Successors and Assigns.  The Partnership may not assign or transfer all or any part of its obligations under this Agreement without the prior written consent of New Gold. All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.
6. Interpretation.  This Agreement shall be construed in accordance with the laws applicable to the Purchase Agreement.  This Agreement is being delivered pursuant to the Purchase Agreement and shall be construed consistently therewith.  The provisions of the Purchase Agreement are applicable to this Agreement, and this Agreement does not, in any way, enlarge, diminish, impair, amend or modify the rights and obligations of the parties to the Purchase Agreement.  In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the Purchase Agreement, the provisions of the Purchase Agreement shall prevail.
7. Survival.  This Agreement and the covenants and agreements contained herein shall survive the date on which the transactions contemplated by the Purchase Agreement are consummated.
8. Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both of which taken together shall be deemed to constitute one and the same instrument. To evidence its execution of an original counterpart of this Agreement, a party may send a copy of its original signature on the execution page hereof to the other Party by facsimile, e-mail in pdf format or by other electronic transmission and such transmission shall constitute delivery of an executed copy of this Agreement to the receiving Party.
[The rest of this page is intentionally left blank]

NEW GOLD INC.

By:
       Name:
       Title:

NEW AFTON LIMITED PARTNERSHIP, by its
general partner
[GPCo]

By:
       Name:
       Title:

EXHIBIT “B”
PARTNERSHIP AGREEMENT
NEW AFTON LIMITED PARTNERSHIP AGREEMENT
[●]

Page

ARTICLE 1 DEFINITIONS AND PRINCIPLES OF INTERPRETATION		B-7
1.1	Definitions	B-7
1.2	Certain Rules of Interpretation	B-17
1.3	Entire Agreement	B-18
1.4	Schedules	B-19

ARTICLE 2 FORMATION, PURPOSE AND BUSINESS OF PARTNERSHIP		B-19
2.1	Formation of Limited Partnership	B-19
2.2	Name of Partnership	B-19
2.3	Registered and Other Offices	B-19
2.4	Fiscal Year	B-19
2.5	Term	B-19
2.6	Admission of New Partners	B-20
2.7	Purpose and Powers	B-20
2.8	Partnership Business	B-20
2.9	Ownership and Use of Partnership Assets	B-20
2.10	Liability of Partners	B-20
2.11	Area of Interest	B-21
2.12	Competitive Business	B-22

ARTICLE 3 STATUS OF PARTNERS		B-23
3.1	Status and Capacity of Partners	B-23
3.2	Execution of Certificates	B-23
3.3	Indemnity for Breach	B-24

ARTICLE 4 PARTNERSHIP INTERESTS		B-24
4.1	Restrictions on Contributions	B-24
4.2	Partnership Interests	B-24
4.3	GP Interests	B-25
4.4	Determination of Proportionate Share	B-25
4.5	Calculation of Proportionate Share	B-25
4.6	Elimination of Minority Interest	B-27
4.7	Notice of Determination of Proportionate Share	B-27

ARTICLE 5 MANAGEMENT AND OPERATION OF THE PARTNERSHIP		B-27
5.1	Powers and Authority of the GP	B-27
5.2	Removal of Operator	B-27
5.3	Option to be Operator	B-28
5.4	Operator as Agent: General	B-28
5.5	General Standard of Care for Operator	B-28
5.6	Operator's Qualifications	B-28
5.7	Limitation on Obligation to Bear Expenditures	B-28
5.8	Delegation and Acts of Delegate	B-29
5.9	GP Board Directions	B-29
5.10	Specific Duties	B-29
5.11	Sale of Product	B-31
5.12	Partner's Insurance	B-31

(continued)

5.13	Reports	B-31
5.14	Regulatory Requirements	B-32
5.15	Accounts and Information	B-32
5.16	Partnership Account	B-33
5.17	Interest on Partnership Account	B-33
5.18	Prohibitions	B-33
5.19	Voluntary Resignation	B-34
5.20	Deemed Termination	B-34
5.21	Limitation of Reappointment and Voting for Replacement Operator	B-35
5.22	Former Operator's Obligations	B-35
5.23	Access to Partnership Property	B-35
5.24	Terms of Contracts	B-36

ARTICLE 6 LIABILITY OF THE OPERATOR		B-36
6.1	Indemnification of Operator	B-36
6.2	Apportionment of Liability	B-36
6.3	Deeming of No Gross Negligence	B-36
6.4	No Consequential Damages	B-37
6.5	Operator's Indemnity	B-37
6.6	Operator’s Costs	B-37

ARTICLE 7 GOVERNANCE OF THE GP		B-37
7.1	Formation of GP Board	B-37
7.2	Voting	B-39
7.3	Disqualification — Partner as Operator	B-39
7.4	Disqualification — Defaulting Partner	B-40
7.5	Convening Meetings	B-40
7.6	Waiver of Notice	B-41
7.7	Additions to Agenda	B-41
7.8	Language of Meetings	B-41
7.9	Minutes	B-41
7.10	Approval of Minutes	B-41
7.11	Circulating Consent Resolution	B-41
7.12	Partners Bound	B-42
7.13	Directors’ and Officers’ Insurance	B-42
7.14	Surrender of Properties	B-42

ARTICLE 8 PROGRAMS AND BUDGETS		B-43
8.1	Preparation and submission	B-43
8.2	Content of Draft Program	B-43
8.3	Convening Meeting to Consider	B-43
8.4	Bridging Budget	B-44
8.5	Operator's Authority	B-45
8.6	Emergency Expenditures	B-45
8.7	Alterations	B-45
8.8	Operator's Rights on Alteration	B-45
8.9	Minimum Program and Budget	B-46
8.10	Capital Works Program and Budgets	B-46
8.11	Application of Provisions	B-46

(continued)

8.12	Excess Expenditures	B-46
8.13	Expansion Project Programs and Budgets	B-46
8.14	Closure Programs and Budgets	B-47

ARTICLE 9 CONTRIBUTIONS AND DISTRIBUTIONS		B-48
9.1	Funding and Contributions	B-48
9.2	Timing of Contributions	B-48
9.3	Operator’s Cash Call Notices	B-48
9.4	Method of Payment	B-48
9.5	Failure to Fund Cash Calls	B-48
9.6	Distributions	B-49

ARTICLE 10 ALLOCATION OF INCOME AND LOSSES AND TAX MATTERS		B-50
10.1	Allocation of Income and Losses	B-50
10.2	Computation of Income or Loss for Tax Purposes	B-50
10.3	Allocation of Income and Losses for Income Tax Purposes	B-50
10.4	Mining Taxes	B-51
10.5	Tax Information and Returns	B-51
10.6	Other Tax Allocations	B-52

ARTICLE 11 RECORDS AND REPORTING		B-54
11.1	Partnership Records	B-54
11.2	Financial Statements	B-55
11.3	Appointment of Auditor and Audits	B-56

ARTICLE 12 TERMINATION OF PARTNERSHIP		B-56
12.1	Dissolution and Termination	B-56
12.2	Liquidation of Assets	B-57
12.3	Distributions Upon Dissolution	B-57
12.4	Events Not Causing Dissolution	B-58
12.5	Tax Considerations	B-58
12.6	Operation After Dissolution of Partnership	B-58
12.7	Termination Not to Affect Rights or Obligations	B-58

ARTICLE 13 TRANSFER OF PARTNERSHIP INTEREST		B-59
13.1	Restriction on Transfers of Partnership Interest	B-59
13.2	Permitted Transfers	B-59
13.3	Right of First Offer	B-59
13.4	Sale to Third Party	B-60
13.5	No Obligation to See to the Execution of Trust or Equity	B-60
13.6	Conditions Precedent to Sales and Assignments	B-60
13.7	Permitted Charges	B-61
13.8	Indirect Transfer	B-63
13.9	Compulsory Acquisition Option on Insolvency	B-63
13.10	New Gold Exclusion	B-63
13.11	Diligence Access	B-63

ARTICLE 14 CONFIDENTIALITY		B-64
14.1	General	B-64

(continued)

14.2	Exceptions	B-64
14.3	Duration of Confidentiality	B-65
14.4	Internal Proprietary Information	B-65
14.5	Public Announcements	B-65

ARTICLE 15 DISPUTES		B-65
15.1	Dispute Procedures	B-65

ARTICLE 16 GENERAL PROVISIONS		B-67
16.1	Notices	B-67
16.2	Waiver	B-68
16.3	Amendment	B-68
16.4	Force Majeure	B-68
16.5	Further Assurances	B-69
16.6	Survival of Terms and Conditions	B-69
16.7	Successors and Assigns	B-69
16.8	Waiver of Rights of Partition and Sale	B-70
16.9	Expense and Commissions	B-70
16.10	Execution and Delivery	B-70

LIMITED
PARTNERSHIP AGREEMENT
THIS AGREEMENT made as of ●, 20●.
BETWEEN:
NEW GOLD INC., a corporation existing under the laws of the Province of British Columbia (“New Gold”);
- and -
[●], a limited partnership formed under the laws of the Province of Ontario (“OTPP”) by [●] as general partner for and on behalf of OTPP;
- and -
[GP CO], a corporation incorporated under the laws of the Province of Ontario (the “GP”).
WHEREAS:
A.
New Gold and an affiliate of OTPP entered into an agreement of purchase and sale dated February 24, 2020 (the "Purchase Agreement") pursuant to which OTPP acquired a free cash flow royalty on the terms set out in the FCF royalty agreement dated ●, 2020 (the “FCF Agreement”);

B.	Pursuant to the FCF Agreement and the Purchase Agreement OTPP had the option to exchange the FCF Agreement for a Partnership Interest which entitled OTPP to a 46% Proportionate Share;
C.	The GP is an [indirect] [direct] wholly-owned subsidiary of New Gold;
D.	New Gold, OTPP and the GP wish to form the Limited Partnership pursuant to this Agreement;
E.
New Gold and OTPP have entered into a contribution agreement dated the date hereof (the “Contribution Agreement”) pursuant to which New Gold will, contemporaneously with the execution of this Agreement contribute all of the assets and operations comprising the New Afton Mine to the Partnership and the Partnership assumed all of the liabilities of the New Afton Mine including New Gold’s obligations under the FCF Agreement, in exchange for a Partnership Interest which entitles New Gold to a 54.0% Proportionate Share and OTPP will contemporaneously with the execution of this Agreement, contribute the FCF Agreement to the Partnership in exchange for a Partnership Interest which entitles OTPP to a 46.0% Proportionate Share all as set out in the Contribution Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties, the parties hereby agree as follows:

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION
1.1	Definitions
Whenever used in this Agreement, the following words and terms have the meanings set out below:
“Acceptance Notice” has the meaning given to it in Section 13.3(b).
“Acceptance Period” has the meaning given to it in Section 13.3(a)(iii).
“Affiliate” of any Person means, at the time such determination is being made, any other Person Controlling, Controlled by or under common Control with such first Person.
“Agreement” means this limited partnership agreement, including all schedules hereto, and all amendments hereto or restatements hereof as permitted.
“Annual Audit” has the meaning given to it in Section 11.3(b).
“Aol Interest” has the meaning given to it in Section 2.11(a).
“Aol Notice” has the meaning given to it in Section 2.11(a)(ii).
“Approved Annual Program and Budget” has the meaning given to it in Section 8.3.
“Approved Capital Works Program and Budget” means a Capital Works Program and Budget that has been approved by the GP Board in accordance with Section 8.10 for a particular period.
“Approved Closure Program and Budget” has the meaning given to it in Section 8.14(b).
“Approved Expansion Program and Budget” has the meaning given to it in Section 8.13(b) and for greater certainty the C zone expansion included in the life of mine model contained in the Data Room constitutes an Approved Expansion Program and Budget.
“Approved Programs and Budgets” at any time means, collectively, (i) the Approved Annual Program and Approved Annual Budget, (ii) any Approved Capital Works Program and Budget; (iii) any Approved Expansion Program and Budget, and (iv) any Approved Closure Program and Budget, then in effect.
"Area of Interest" means that area which is included within 10 km from the outermost boundary of the Partnership Property as it exists at the date hereof and, is the area identified on Schedule A, which for certainty, also includes the area that is within the outermost boundary of the Partnership Property. [NTD: Map to be appended when the agreement is executed.]
“Auditor” means the external auditor of the Partnership appointed pursuant to Section 11.2(a) and any subsequent appointee appointed by Unanimous Resolution.

“Business Day” means any day, other than a Saturday, Sunday or statutory holiday in Toronto, Ontario or Kamloops, British Columbia.
“Capital Account” has the meaning given to it in Section 11.1(a)(iv).
“Capital Works Program and Budget” has the meaning given to it in Section 8.10.
“Cash Call” has the meaning given to it in Section 9.1.
“Cash Call Notice” has the meaning given to it in Section 9.2.
“Chair” has the meaning given to it in Section 7.1(d)(i).
“Charging Partner” has the meaning given to it in Section 13.7.
“Continuing Obligations” means the obligations or responsibilities that are reasonably expected to continue or arise after Mining Operations on a particular area of the Partnership Property have ceased or are suspended, such as monitoring, stabilization, reclamation, remediation or other compliance with Law.
“Contribution” means a contribution of property (including, without limitation, cash) to the capital of the Partnership in consideration for a Partnership Interest in accordance with this Agreement.
“Contribution Agreement” has the meaning given to it in the recitals.
“Control” (including, with correlative meanings, the terms “Controlling”, “Controlled by” and “under common Control with”) as applied to any Person, means the possession, directly or indirectly of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract, voting trust or otherwise.
“Credit Rating” means the rating assigned by the relevant rating agency to the unsecured, senior, long term debt or deposit obligations of the relevant entity (unsupported by third party credit enhancement).
“Data Room” means the virtual data room established by New Gold in connection with the Purchase Agreement, and the contents thereof as of 5:00 p.m. (Eastern time) February 20, 2020.
“Default Amount” has the meaning given to it in Section 9.5(a).
“Default Notice” has the meaning given to it in Section 9.5(a).
“Defaulting Partner” has the meaning given to it in Section 9.5(a).
“Delay Interest” means interest at Prime Rate plus 7% percentage points.
“Designated Stock Exchange” means any of the Toronto Stock Exchange, TSX Venture Exchange, the New York Stock Exchange, the NASDAQ Stock Market, the NYSE American Exchange, the London Stock Exchange, the AIM Stock Exchange, Johannesburg Stock Exchange and the Australian Stock Exchange.
“Development” means all preparation for the removal and recovery of Products from the Partnership Property including the construction or installation of a mine, processing plant, tailings facility or any other improvements to be used for the mining, handling, processing or other steps in the production and sale of Products and includes the preparation of pre-feasibility studies, feasibility studies and financing plans.

“Disposee” has the meaning given to it in Section 13.2 and Section 13.6, respectively.
“Disposer” has the meaning given to it in Section 13.2 and Section 13.6, respectively.
“Dispute” has the meaning given to it in Section 15.1.
“Distribution” means a distribution of money or property or rights or interests in property, or any combination thereof to Partner by the Partnership in respect of the income or capital of the Partnership.
“Distribution Payment Date” has the meaning given to it in Section 9.6.
“Draft Tax Package” has the meaning given to it in Section 10.5(b).
“Emergency” means any unexpected or extraordinary act, event or occurrence which requires immediate or timely action to mitigate, minimize or terminate the consequences of such act, event or occurrence or to preserve or protect life, limb, property or the environment.
“Emergency Expenditures” means Expenditures required to be made by the Operator in respect of an Emergency.
“Encumbrance” means a security interest, hypothec, mortgage, deed of trust, pledge, lien, royalty or other payment out of production, or other encumbrance of a similar nature.
“Excluded Properties” means the Sugarloaf and Northland Properties (as defined in the Purchase Agreement) [, Cherry Creek Properties] and [any Area of Interest Properties not acquired by the Partnership].
“Expansion Project” means any project to expand mining operations at the Partnership Property proposed to be undertaken by the Partnership;
“Expenditures” means cash expenditures and all costs, obligations and liabilities incurred or properly accrued (but not yet met) with respect to Partnership Business performed or delegated by the Operator in accordance with the Agreement including, without limitation, cash expenditures and all costs, obligations and liabilities incurred or accrued:
(a)
costs and expenses in exploring for, developing, mining, extracting, removing, and transporting to any processing site Products, such costs and expenses shall include, without limitation, those incurred for labor, machinery operations, fuel, explosives and other materials, developmental or ore delineation drilling;

(b)
costs and expenses for milling, treating or processing and transportation costs, all costs, charges and expenses for treatment in the smelting and refining process (including handling, processing, deductions, tolling charges); and sales and brokerage costs, and actual costs of transportation (including insurance, storage, warehousing, port demurrage, delay and forwarding expenses) of Products or other products from the New Afton Mine to the place of treatment and then to the place of sale, without duplication;

(c)
general and administrative costs and expenses of the production of Products and operation of the New Afton Mine, including without limitation, all advance royalties, production royalties, or other payments of any nature whatsoever payable to third parties having an interest in the Partnership Properties;

(d)
costs and expenses incurred in connection with the marketing of the Products and the delivery of Products to points of ultimate delivery to customers, including without limitation, all shipping and delivery costs, agency fees, and storage charges, without duplication;

(e)
in holding each Partnership Property in full force and effect (including land maintenance costs and any monies expended as required to comply with applicable Laws, such as the payment of annual maintenance fees, the completion and submission of assessment work and filings required in connection with any assessment work or annual maintenance fees), in curing title defects and in acquiring and maintaining surface and other ancillary rights;

(f)
in preparing for and in the application for and acquisition of environmental and other permits necessary or desirable to commence and complete exploration, development and operation activities (including in direct connection with the Partnership Property, payment to charities, contributions, government programs, lobbying costs pertaining thereto);

(g)
in undertaking geophysical, geochemical and geological or technical surveys, drilling, assaying and metallurgical testing, including costs of assays, metallurgical testing and other tests and analyses to determine the quantity and quality of Product, water and other materials or substances;

(h)	in the preparation of work programmes and the presentation and reporting of data including any program for the preparation of a feasibility study or other evaluation of a Partnership Property;
(i)
in connection with the protection of the environment in relation to the Partnership Property including environmental remediation, rehabilitation, decommissioning and long-term care and monitoring, whether or not a mine reclamation trust fund has been established;

(j)	in acquiring facilities, equipment or machinery, or the use of any of the foregoing things, and for all parts, supplies and consumables;
(k)	for salaries and wages, including actual labour overhead expenses for employees assigned to exploration and development activities;
(l)
travelling expenses and fringe benefits (whether or not required by Law) of all Persons engaged in work with respect to and for the benefit of the Partnership including for their food, lodging and other reasonable needs;

(m)	payments to contractors or consultants for work done, services rendered or materials supplied;
(n)	all Taxes levied against or in respect of any Partnership Property, or activities on the Partnership Property, and the costs of insurance premiums and performance bonds or other security;

(o)	in connection with any impact benefit or other agreements between the Partnership and Indigenous Groups;
(p)	in connection with any other agreements between the Partnership and any other Person;
(q)	any and all royalties payable on or in respect of any Partnership Property;
(r)	any Tax payable pursuant to a return filed under the MTA; and
(s)	the Operator’s Costs.
“Exploration” means all activities directed exclusively and directly toward ascertaining the existence, location, quantity, quality or commercial value of deposits of Products on, in or under the Partnership Property.

“FCF Agreement” has the meaning set out in the recitals hereto.

“Fiscal Year” has the meaning given to it in Section 2.4.

“FMV” means the fair market value determined based on the consideration that would be received on the day of the event that gave rise to the valuation request in a single transaction in an open and unrestricted market between prudent parties, acting at arm’s length, without any discount for a minority interest or premium for Control.

“Funding Default” has the meaning given to it in Section 9.5(a).

“Funding Partner” has the meaning given to it in Section 9.5(a).

“Governmental Authority” means:

(a)	any federal, provincial, municipal or local government or political subdivision thereof (whether administrative, legislative, executive or otherwise);
(b)
any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government;

(c)	any court, tribunal, commission, individual, arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; and
(d)	any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or professional association,
(e)	in each case having jurisdiction over the applicable Perso
For greater certainty, “Governmental Authority” in the context used in this Agreement, does not include any form of First Nations government, including chiefs, tribal councils, band councils or any other governing body.

“GP Board” means the board of directors of the Operator established pursuant to Section 7.1.

"gross negligence" means wilful default or any act done recklessly or wantonly without regard for the consequences of that act.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and as applicable to entities that are publicly accountable in Canada.

“Indemnified Parties” has the meaning attributed to that term in Section 3.3(a).

“Indemnifying Partner” has the meaning attributed to that term in Section 3.3(a).

“Indigenous Groups” means any band, band council, tribal council or other governing body, however organized, that is established by aboriginal peoples of Canada within the meaning section 35(2) of the Constitution Act, 1982, within their asserted traditional territory in British Columbia.

“Insolvent Partner” means a Partner that has experienced an event of insolvency, including (i) filing a petition in bankruptcy, (ii) having a receiver appointed for its affairs, (iii) making a general assignment for the benefit of creditors, or (iv) being unable to carry out its commitments under this Agreement, for primarily financial reasons.

“Law” or “Laws” means laws (including common law), statutes, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, rulings and judicial, arbitral, administrative, ministerial or departmental judgments, awards or requirements of any Governmental Authority.

"Lien" means any lien, mortgage, charge, hypothec, pledge, security interest, royalties, prior assignment, option, warrant, lease, sublease, right to possession, Residual Property Right, adverse claim, easement, indenture, deed of trust, deemed trust, encumbrance, right of way, conditional sale or title retention agreement, claim, right or restriction which affects, by way of a conflicting ownership interest or otherwise, the right, title, use or interest in or to any particular property.

“Limited Partner” means any of New Gold and OTPP, and any other Person who is admitted as a limited partner of the Partnership in accordance with the terms, and subject to the conditions of this Agreement, so long as such Person remains a limited partner of the Partnership.

“Mining” includes all of the mining, extracting, producing, treating, transporting, handling, milling and other processing of Products.

“Mining Operations” means:

(a)	Mining;
(b)	Exploration;
(c)	Development;
(d)	engaging in the storage and/or removal and/or sale of Products from the Partnership Property;
(e)	if and when required under applicable Law, completing and satisfying mine reclamation and/or rehabilitation requirements in respect of Partnership Property;

(f)	managing use of the Partnership Property including, without limitation, leasing of Partnership Party to third parties; and
(g)	to performing any other activity necessary, appropriate or incidental to any of the foregoing.
“Minority Partner” has the meaning given to it in Section 4.5.

“MTA” means the Mineral Tax Act [RSBC 1996] Chapter 291.

“New Afton Mine” means the New Afton gold mine located near Kamloops, British Columbia owned by the Partnership, [including the Cherry Creek Properties (as defined in the Purchase Agreement)] [and the Area of Interest Properties (as defined in the Purchase Agreement] [NTD: to include Cherry Creek and/or Area of Interest Properties if OTPP opts in prior to the conversion of the royalty].

“Non-Defaulting Partner” means a Partner who is not a Defaulting Partner.

“Notices” has the meaning given to it in Section 16.1.

“Operator” means the operator appointed in accordance with Article 5 to conduct and manage the day to day operation of the Partnership Business.

“Operator’s Costs” has the meaning given to it in Section 6.6.

“Ordinary Resolution” means a resolution of the GP Board that must be passed by greater than 50% of votes cast by directors, either at a duly constituted meeting of the GP Board called for the purpose of considering such resolution or an adjournment thereof, or by a written resolution signed by all directors.

“Partner” means any Person who is admitted as a Limited Partner or general partner, as applicable, to the Partnership as contemplated in this Agreement from time to time and who is a party to this Agreement and “Partners” means, collectively, all of them.

“Partnership” means the limited partnership formed pursuant to this Agreement.

“Partnership Account” means the single purpose bank account maintained and operated by the Operator in accordance with Section 5.15.

“Partnership Assets” means, at any time, all property and assets, whether real or personal, immovable or movable, tangible or intangible, including all rights under any agreements, including agreements with Governmental Authorities, and all rights, title and interest in and to any such property and assets, owned, leased or held by or on behalf of the Partnership, including the goodwill of the Partnership and including without limitation (i) the Partnership Property; (ii) all geological, geophysical, geochemical and test data and all other information (including internal and external studies, analyses and other work products) in relation to the Partnership Property acquired, proved, gained or developed heretofore or in the possession or under the control of the Partnership; (iii) all improvements to the Partnership Property, all fixtures, plant, machinery, equipment, supplies, infrastructure and any other properties or rights of any description whether real or personal, in relation to the Partnership Property or the Partnership Business; and (iv) all Products.

“Partnership Business” has the meaning given to it in Section 2.8.

“Partnership Interest” with respect to a Partner, means its rights and obligations as a Partner pursuant to this Agreement including its rights and obligations in respect of its Proportionate Share.

“Partnership Property” means all mineral claims, mining leases, crown-granted mineral claims, mineral tenures and other mining rights, access and other property rights including surface rights held in fee or under lease, license, easement, right of way or other property rights of any kind issued to, or held by, a Partner on behalf of the Partnership or directly or indirectly held or owned by the Partnership, including any real property or any other such interest held by a nominee on behalf of the Partnership.

“Permitted Charge” has the meaning given to it in Section 13.7(a).

“Permitted Chargee” has the meaning given to it in Section 13.7(c).

“Permitted Liens” means:

(a)	rights reserved to, or vested in, any Governmental Authority to control or regulate the Partnership Assets or Mining Operations;
(b)	inchoate or statutory Liens for Taxes not at the time overdue and inchoate or statutory Liens for overdue Taxes the validity of which is being contested in good faith;
(c)	zoning Laws, ordinances and similar Laws;
(d)	the terms and conditions of any instrument of title in respect of the Partnership Property;
(e)
statutory Liens incurred or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance and similar legislation, but only to the extent that each such statutory Lien or deposit relates to amounts not yet due;

(f)	security given by the Partnership, or a Partner on behalf of the Partnership to a public utility or any Governmental Authority in respect of any Partnership Asset or Mining Operations;
(g)	undetermined or inchoate construction or repair or storage Liens arising in the ordinary course of business;
(h)
any reservations or exceptions contained in the original grants from the Crown or arising pursuant to Applicable Law, including without limitation the Mineral Tenure Act (British Columbia) and the Land Act (British Columbia) or any applicable predecessor legislation;

(i)
easements and any registered restrictions or covenants or Liens that run with, and/or are registered on title to, any of the Partnership Property (or are registered on the registry maintained under the Mineral Tenure Act (British Columba);

(j)
rights of way for, or reservations or rights of others relating to, roadways, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar products or services related to ordinary course of business conducted on any of the Partnership Property;

(k)	Indigenous Groups’ proven or asserted claims to aboriginal title or other rights or interests in and to any part of the Partnership Property; and
(l)
The rights of any Person pursuant to any royalty agreement entered into or assumed by the Partnership in respect of Partnership Real Property or pursuant to any Residual Property Rights, including those royalty agreements and Residual Property Rights assumed by the Partnership on the date hereof set forth in Schedule C

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Authority and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative.

“Pre-Approved Purchaser” means a Person that (i) operates, directly or indirectly a producing mining operation; (ii) has a direct and primary listing on a Designated Stock Exchange; (iii) has a head office located in one of Canada, the United States, the United Kingdom, the European Union, Switzerland, South Africa or Australia; and (iv) has a Credit Rating at the time of the potential purchase that is equal to or greater than the Owner’s Credit Rating on the date of the Purchase Agreement or, if a Person does not have a Credit Rating, a market capitalization that is equal to or greater than the Owner on the date of the Purchase Agreement.

“Prime Rate” means, at any time, the rate of interest expressed as an annual rate, established by the Partnership’s bank from time to time as its reference rate of interest to determine interest rates it will charge for loans in Canadian dollars to Canadian customers.

“Products” shall mean all ores, minerals and mineral products located on, in or under or derived from the Partnership Property and all beneficiated and other products produced or derived therefrom.

“Proportionate Share” with respect to a Partner shall be calculated as set out in Section 4.5(b).

“Provincial Sales Tax Act” means the Provincial Sales Tax Act (British Columbia) as amended and replaced from time to time.

“Purchase Agreement” means the agreement of purchase and sale dated February 24, 2020 between New Gold and OTPP pursuant to which OTPP acquired the free cash flow royalty on the terms and conditions set out in the FCF Agreement.

“Register” means the register of the names and addresses of all Partners and their respective Proportionate Shares.

“Report” means a comprehensive written report for the period covered by such report of:

(a)	Mining Operations performed on the Partnership Property;
(b)	Expenditures incurred;
(c)	variances against the then Approved Program and Budget;
(d)	projected activity;

(e)	production of Product and forward projections of production;
(f)	the aggregate sum estimated Expenditures for the next reporting period;
(g)	revenue from sales of Product; and
(h)	such other information as may be deemed desirable by the GP Board.
“Residual Property Rights” means back-in rights, earn-in rights, rights of first refusal, rights of first offer, or similar provisions reflecting a right to acquire in interest in real property.

‘ROFO Notice” has the meaning given to it in Section 13.3(a)(i).

“ROFO Offer” has the meaning given to it in Section 13.3(a)(ii).

“Sale Review Period” has the meaning given to it in Section 13.4.

“Sale Interest” has the meaning given to it in Section 13.3(a).

“Security Interest” means an interest or power:

(a)	Reserved in or over any interest in any asset including any retention of title; or
(b)	Created or otherwise arising in or over any interest in any asset under a bill of sale, mortgage, charge, lien, pledge, trust or power, by way of security for the payment of debt or any other monetary obligation or the performance of any other obligation and whether existing or agreed to be granted or created.

“Selling Party” has the meaning given to it in Section 13.3(a).

“Special Resolution” means a resolution of the GP Board that must be passed by greater than 66⅔% of votes cast by directors, either at a duly constituted meeting of the GP Board called for the purpose of considering such resolution or an adjournment thereof, or by a written resolution signed by all directors.

“Tax” and “Taxes” includes, without limitation, and with respect to any Person, all supranational, national, federal, provincial, state, local or other taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever, including income taxes, branch taxes, profits taxes, capital gains taxes, gross receipts taxes, corporate taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, mineral taxes, sales taxes, use taxes, business taxes, licence taxes, excise taxes, franchise taxes, environmental taxes, real or personal property taxes, transfer taxes, land transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, employer health taxes, government pension plan premiums and contributions, social security premiums, workers’ compensation premiums, employment/unemployment insurance or compensation premiums and contributions, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, GST/HST, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Authority and any instalments in respect thereof, together with any tax indemnity obligation, interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties, whether disputed or not, and “Tax” means any one of such Taxes.

“Taxable Income” or “Tax Losses” means, respectively, in respect of a particular Fiscal Year, the income or losses (including any taxable capital gain or allowable capital losses) of the Partnership determined for that Fiscal Year in accordance with this Agreement and the provisions of the Tax Act.

“Tax Act” means the Income Tax Act (Canada), as amended.

“Tax Filings” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether intangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared or filed, or required to be made, prepared or filed by Laws in respect of Taxes.
“Terminable Breach” means a material and substantial breach by the Operator of any of its obligations under the Agreement.
“Third Party Valuator” means a Canadian bank-owned investment bank that is independent of the Partners and that has experience in mining valuations that is mutually agreed by New Gold and OTPP.

“Transfer” means, with respect to any Partnership Interest, any sale, exchange, transfer, assignment, gift, alienation or other transaction, whether voluntary, involuntary or by operation of Law, by which some or all of the legal or beneficial ownership of, or any security interest or other interest in, a Partnership Interest passes from a Partner to another Person, whether or not for value, and “to Transfer”, “Transferred” and similar expressions shall have corresponding meanings.

“Unanimous Resolution” means a resolution of the GP Board that must be approved by all of the votes cast by directors present, either at a duly constituted meeting of the GP Board or an adjournment thereof, or by a written resolution signed by all directors.

“Weighted Average Proportionate Share” means, in respect of any Partner and any period, the sum of the Partner’s Proportionate Share on each day in that period divided by the number of days in that period.
“Wholly-Owned Affiliate” of any Partner means an Affiliate of such Partner which is 100% owned and Controlled by such Partner or 100% owned and Controlled by a Person that, directly or indirectly, Controls that Partner.

1.2	Certain Rules of Interpretation

In this Agreement:
(a)	Currency. Unless otherwise specified, all references to money amounts are to the lawful currency of the United States, expressed as “$” in this Agreement.
(b)	Governing Law. This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable there.
(c)	Headings. Headings of Articles, Sections and Schedules are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)	Including. Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.
(e)
No Strict Construction. The language used in this Agreement is the language chosen by the Partners to express their mutual intent, and no rule of strict construction shall be applied against any Partner.

(f)	Number and Gender. Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.
(g)
Severability. If, in any jurisdiction, any provision of this Agreement or its application to any Partner or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Partners or circumstances.

(h)	Section references. A reference to “Article”, “Section” or “Schedule” means the specified Article, Section or Schedule of this Agreement.
(i)
Statutory references. A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(j)	Time. Time is of the essence in the performance of the Partners’ respective obligations.
(k)
Time Periods. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.3 3 Entire Agreement

This Agreement, and any other agreement contemplated herein or therein, constitute the entire agreement between the Partners and the Partnership with respect to the subject matter hereof and set out all the covenants, promises, warranties, representations, conditions, understandings and agreements between such Partners pertaining to such subject matter and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written including the Original Partnership Agreement. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, express, implied or collateral between the Partners and the Partnership in connection with the subject matter of this Agreement except as specifically set forth as aforesaid.

1.4	Schedules

The Schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule A	-	Area of Interest

Schedule B	-	GP Board Approval Matters

Schedule C	-	Residual Property Rights

Schedule D	-	Sample Income Tax Allocation

ARTICLE 2
FORMATION, PURPOSE AND BUSINESS OF PARTNERSHIP

2.1	Formation of Limited Partnership

New Gold, OTPP and the GP hereby agree to form a limited partnership as of 12:01 a.m. P.S.T. on the date hereof which will be carried on pursuant to the Limited Partnerships Act (Ontario) and the terms of this Agreement.

2.2	Name of Partnership

The name of the Partnership is “New Afton Limited Partnership” and such name was registered as a business name with the British Columbia Registry Services on ●, 20● and the Partnership Business shall be carried on pursuant to such name, or such other name(s) as the GP Board may determine from time to time.

2.3	Registered and Other Offices

The registered office of the Partnership shall be located at 4050 Trans-Canada Hwy, Kamloops, British Columbia, or at such other location as is, from time to time, determined by the GP Board. The Partnership may maintain additional offices at such other locations as the GP Board determines to be appropriate.

2.4	Fiscal Year

Each fiscal year of the Partnership (a “Fiscal Year”) shall commence on January 1 and end on December 31 of each calendar year, unless changed by a Unanimous Resolution provided that the first fiscal period of the Partnership beginning on the date hereof and ending on December 31, 20● shall be deemed to be a Fiscal Year.

2.5	Term

The term of the Partnership commenced as at 12:01 a.m. on the date hereof and shall continue in full force and effect until dissolved or terminated in accordance with the terms hereof.

2.6	Admission of New Partners

No Person shall become a Partner (i) without the approval of the GP Board by Unanimous Resolution and such Person attorning to the provisions of this Agreement; or (ii) other than through the Transfer of a Partnership Interest in accordance with the provisions of Article 13.

2.7	Purpose and Powers

(a)
The purpose of the Partnership is to carry on the Partnership Business in common with a view to profit. In connection with such purpose, the Partnership shall own, operate and lease assets and property, make investments and hold other direct or indirect rights as more specifically set out in this Agreement.

(b)
The purpose of the Partnership set forth in this Agreement shall be construed broadly as to both the purpose of and the basis for powers of the Partnership hereunder. The Partnership shall have, without limitation, the power to do, or cause to be done, any and all acts and things necessary, convenient or incidental to the accomplishment of the purpose of the Partnership by any means by which the purpose of the Partnership may be accomplished.

2.8	Partnership Business

The business of the Partnership (the “Partnership Business”) shall consist of the Mining Operations together with such other business as the GP Board may, by Unanimous Resolution, determine from time to time and the Partnership shall not carry on any other business or activity.

2.9	Ownership and Use of Partnership Assets

(a)	The GP may hold legal title to any of the assets or property of the Partnership in its name on behalf of, and for the benefit of, the Partnership.
(b)	All Partnership Assets shall be held, used and disposed of by the GP solely for the purposes of the Partnership Business and in accordance with this Agreement.
(c)
The Partnership shall have the right to form, and to hold interests, directly or indirectly, through one or more wholly-owned subsidiaries of the Partnership for the purpose of holding Partnership Assets or operating all or any part of the Partnership Business.

2.10	Liability of Partners

(a)
It is acknowledged by the Parties that the GP shall have unlimited liability for all debts, liabilities and obligations of the Partnership, and that the liability of each Limited Partner for the debts, liabilities and obligations of the Partnership is limited in accordance with the Act. No Limited Partner will have any obligation to indemnify the GP, the Operator or the Partnership for any costs, damages, liabilities or expenses suffered or incurred by the GP, the Operator or the Partnership.

(b) Each of the Limited Partners in its capacity as such will not:

(i)	take part in the control or management of the Partnership Business;

(ii)	execute any document which binds or purports to bind the Partnership or any other Partner as such, except for documents that embody an agreement or obligation only between the Partners themselves;

(iii)	hold itself out as having the power or authority to bind the Partnership or any other Partner as such; or

(iv)	have any authority to undertake any obligation or responsibility on behalf of the Partnership.

(v)
Except for non-delegable powers reserved for Limited Partners under the Limited Partnerships Act (Ontario) and the rights and powers specifically conferred on the Limited Partners pursuant to this Agreement, the Limited Partners hereby confirm that all rights and powers in respect of the management and control of the Partnership are delegated and conferred to the GP.

(c)
Nothing contained herein is intended or will be deemed to benefit any creditor of the Partnership, and no creditor of the Partnership will be entitled to require any Partner to solicit or accept any loan or additional capital contribution for the Partnership or to enforce any right which the Partnership or any Partner may have against any Partner under this Agreement or otherwise.

2.11	Area of Interest

(a)
Any Partner (for the purpose of this Section 2.12, the “Acquiring Party”) or Affiliate of a Partner that acquires or intends to acquire, (or that funds or intends to fund any other Person that acquires or intends to acquire,) any interest in any mineral claims, mining leases, crown-granted mineral claims, mineral tenures or other mining rights, access or other property rights including surface rights held in fee or under lease, license, easement, right of way or other property rights of any kind, other than Excluded Properties, wholly or partially within the Area of Interest (an “Aol Interest”) whether directly or indirectly through the acquisition of all or any part of another Person or special purpose vehicle not recognized by Law (except for any equity share investment in a public company the shares of which are listed on a recognized stock exchange where such share investment does not in the aggregate (among a Partner and its Affiliates) exceed 10% of the issued equity shares of such company), shall:

(i)
ensure that any binding agreement or commitment that it (or its Affiliate or the Person that it has funded or will fund) enters into for such purpose provides that such agreement or commitment may be assigned to, or the Aol Interest may be acquired by, the Partnership; and

(ii)
promptly notify (and in any event within five Business Days) the Partnership and each other Partner of such acquisition or intention to acquire (or funding or intention to fund) after entering into any binding agreement or other commitment to make such acquisition) (the “Aol Notice”). The Aol Notice shall include a copy of such binding agreement or other commitment and any other documentation relevant to the intention to acquire an Aol Interest and shall describe in detail the property and/or minerals interests covered thereby, the cost thereof and all of the other material terms and conditions of the acquisition. The Acquiring Party shall make any and all information concerning such Aol Interest and the acquisition thereof available for inspection by the Partnership and each other Partner.

(b)
If the GP Board determines that the Partnership shall acquire the Aol Interest or that the Acquiring Party shall transfer the AoI Interest or cause the AoI Interest to be transferred to, or for the benefit of, the Partnership, then the Partnership shall notify the Acquiring Party of such determination within 60 days after receiving the Aol Notice. Within 14 days after receiving the notice specified in this Section 2.12(b), the Acquiring Party shall facilitate such acquisition or transfer of the Aol Interest on substantially the same terms and conditions and for the same consideration as set out in the Aol Notice (provided that where the purchase price includes shares in the capital of the Acquiring Party or an Affiliate, the Partnership shall be entitled to substitute an economically equivalent amount in cash). When so acquired, the Aol Interest shall form part of the Partnership Assets. For greater certainty, members of the GP Board who are nominees of an Acquiring Party shall not be entitled to vote in respect of the decision to acquire an Aol Interest.

	(c)	If the Partnership does not give notice within the 60-day period specified in Section 2.12(b), the right of the Partnership to acquire the Aol Interest is extinguished.

	(d)	If a Partner ceases for any reason to be a Partner, the conditions of this Section 2.12 shall apply to such former Partner for 18 months after the effective date of withdrawal.

	(e)	The provisions of this Section 11.2 do not apply to any acquisition made by any Partner in its capacity of Operator on behalf of the Partnership.

2.12	Competitive Business

Except as expressly provided herein, each Partner shall have the right to independently engage in and receive full benefits from business activities, whether or not competitive with the Partnership, without consulting any other Partner. The doctrines of “corporate opportunity” and “business opportunity” shall not apply to any other activity, venture or operation of any Partner and no Partner shall have any obligation to any other Partner with respect to any opportunity to acquire any property outside the Area of Interest at any time, or within the Area of Interest in accordance with Section 11.2 or otherwise after the termination of this Agreement.

ARTICLE 3
STATUS OF PARTNERS

3.1	Status and Capacity of Partners

Each Partner represents, warrants and covenants to each other Partner that such Partner:
(a)	has been duly authorized by all necessary corporate or partnership action, as applicable, to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement;
(b)	has the capacity to enter into and be bound by this Agreement and will provide such evidence thereof as the other Partners may reasonably require;
(c)	it is not a “tax shelter” within the meaning of the Tax Act;
(d)	it has not, and it will not take any action which could reasonably be expected to cause the Partnership to be a “SIFT partnership” within the meaning of the Tax Act;
(e)	is not a non-resident of Canada for the purposes of the Tax Act or, if such Partner is a partnership, is a “Canadian partnership” for purposes of the Tax Act; and
(f)
has not, and to its knowledge no director, officer, agent, employee or other Person authorized by it or any of its Affiliates to act on its behalf has (i) directly or indirectly used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, directly or indirectly; (iii) violated or is in violation of any applicable provision of the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Special Economic Measures Act (Canada), or the Freezing Assets of Corrupt Foreign Officials Act (Canada), in each case in any material respect; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment, in each case related to this Agreement and the transactions contemplated hereunder.

The representations, warranties and covenants made pursuant to this Section 3.1 shall survive the execution of this Agreement and each Partner covenants and agrees to ensure that each representation, warranty and covenant made pursuant to this Section 3.1 remains true so long as such Partner remains a Partner.

3.2	Execution of Certificates

Each Partner will promptly execute every certificate or other instrument necessary to comply with any applicable Law of any jurisdiction in which the Partnership carries on the Partnership Business that is required for the continuation and good standing of the Partnership.

3.3	Indemnity for Breach

(a)
Each Partner (an “Indemnifying Partner”) shall indemnify each other Partner and its Affiliates and, to the extent named or involved in any third party action or claim, their respective officers, directors, agents, employees (collectively, the “Indemnified Parties”) from and against, and shall pay to the Indemnified Parties, on demand, the amount of any direct loss, cost, damage or liability (excluding incidental and consequential damages, loss of profits, or diminution in value) suffered by the Indemnified Parties arising out of or related to a breach by the Indemnifying Partner of any representation, warranty or covenant contained in this Agreement.

(b)
If any third party claim or demand is asserted against an Indemnified Party in respect of which such Indemnified Party may be entitled to indemnification under this Section 3.3, written notice of such claim or demand shall promptly be given to the Indemnifying Partner. The Indemnifying Partner shall have the right, but not the obligation, by notifying the Indemnified Partner as representative of the applicable Indemnified Party within 30 days after its receipt of the notice of the claim or demand, to assume the entire control of (subject to the right of the Indemnified Party to participate, at the Indemnified Partner’s expense and with counsel of the Indemnified Party’s choice) the defence, compromise or settlement of the matter. Any damages suffered by the Indemnified Party caused by a failure of the Indemnifying Partner to defend, compromise, or settle a claim or demand in a reasonable and expeditious manner, after the Indemnified Partner has given notice of such claim, shall be included in the damages for which the Indemnifying Partner shall be obligated to indemnify the Indemnified Party. Any settlement or compromise of a matter by the Indemnifying Partner shall include a full release of claims against the Indemnified Party which have arisen out of the claim or demand for which indemnification is sought.

ARTICLE 4
PARTNERSHIP INTERESTS

4.1	Restrictions on Contributions

Except as provided in this Agreement or otherwise as permitted and agreed to by the GP Board, no Partner shall:

(a)	make any Contribution to the Partnership or acquire any additional Partnership Interest to increase the Proportionate Share to which it is entitled;

(b)	be entitled to withdraw the whole or any part of any of its Contributions or to a return of any of its Contributions; or

(c)	be entitled to interest on any Contribution.

4.2	Partnership Interests

(a)
Any amount received by the Partnership in consideration for a Partnership Interest or to increase the Proportionate Share to which a Limited Partner is entitled shall constitute a Contribution and shall be added to the Capital Account of the applicable Limited Partner. Capital Accounts shall be calculated in accordance with Section 11.1(a)(v).

(b)	Holders of Partnership Interests shall be entitled to be represented on the GP Board only as provided pursuant to Section 7.1(b).

(c)	Holders of Partnership Interests shall be entitled to receive their Proportionate Share of any Distribution made by the Partnership.

(d)
In the event of a liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, all remaining Partnership Assets shall be paid or distributed to the holders of Partnership Interests in accordance with their respective Proportionate Share as set out in Section 12.3.

4.3	GP Interests

(a)
Any amount received by the Partnership in consideration for a Partnership Interest to which the GP is entitled shall constitute a Contribution and shall be added to the Capital Account of the GP. Capital Accounts shall be calculated in accordance with Section 11.1(a)(v).

(b)	The holder of the GP Interest shall not be entitled to receive their GP Interest of any Distribution made by the Partnership other than in accordance with Section 9.6(a)(i).

(c)
In the event of a liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, the holder of the GP Interests shall receive a return of its Contribution prior to the distribution of Partnership Assets to any of the Limited Partners pursuant to Section 12.3.

(d)	Only the Operator, or its successors and assigns shall hold a GP Interest.

4.4	Determination of Proportionate Share

Where:

(a)
a Partner makes a Contribution of cash and/or property to the capital of the Partnership in accordance with this Agreement (including pursuant to Article 9) or otherwise as approved by the GP, the Proportionate Share of each Partner shall be determined in accordance with Section 4.5; or

(b)
a Person who is not a Partner contributes cash and/or property to the capital of the Partnership in contemplation of becoming a Partner in accordance with this Agreement or otherwise as approved by the GP, such Person shall become a Partner and the Proportionate Share of each of the Partners shall be determined in accordance with Section 4.5.

4.5	Calculation of Proportionate Share

The Partners agree and acknowledge that:

(a)	the Contributions of each Partner made to the date hereof are as follows:

(i)
on the date hereof New Gold contributed property to the Partnership as set out in the Contribution Agreement with a fair market value of $● in exchange for a Partnership Interest which entitles New Gold to a 54% Proportionate Share; and

(ii)
on the date hereof, OTPP contributed to the Partnership the FCF Agreement [plus accrued capital costs plus Cherry Creek Exploration Costs and/or Area of Interest Properties Exploration Costs and other expenses, if applicable] as set out in the Contribution Agreement with a fair market value of $● in exchange for a Partnership Interest which entitles OTPP to a 46% Proportionate Share;

(iii)	on the date hereof, the Operator contributed $10.00 to the Partnership as set out in the Contribution Agreement in exchange for its GP Interest.

(b)	the Proportionate Share, the GP Interest and the Capital Account of each Partner at the date hereof is as follows:

Partner	Proportionate Share	GP Interest	Capital Account Balance

New Gold	54%	-	$●

OTPP	46.00%	-	$●

GP	-	100%	$10.00

A Partner’s Proportionate Share at any time shall be calculated as follows:
X 100 (expressed as a percentage)
Y

Where:

A = the aggregate of all Contributions made by such Partner in consideration for Partnership Interests before that time, less all Contributions transferred by such Partner as a result of the sale of a Partnership Interest before that time, if any; and

B = the dollar amount of all Contributions transferred to the Partner as a result of the acquisition of a Partnership Interest from a Partner before that time;

X is equal to A + B for the applicable Partner.

Y is the aggregate of A + B for all Partners at such time.

Partner Capital Accounts shall be calculated in accordance with Section 11.1(a)(iv).

(c)	No Partner shall be entitled to receive interest on its Capital Account balance.

4.6	Elimination of Minority Interest

If any Limited Partner’s Proportionate Share becomes 5% or less (a “Minority Partner”), the other Partner (or if more than one, each Partner in proportion to their remaining Proportionate Shares) shall by notice in writing to the Minority Partner be entitled to purchase, or cause an Affiliate to purchase, the Minority Partner’s Partnership Interest at a purchase price equal to its fair market value as agreed by the Partners or, failing agreement within 30 days of the date the Minority Partner is notified of the intention of the other Partners to purchase or cause an Affiliate to purchase such Minority Partner’s Partnership Interest, the fair market value as determined by a valuator named by the managing partner of the Partnership’s auditor at the time, whose determination shall be final and binding.

4.7	Notice of Determination of Proportionate Share

The Operator shall within three Business Days deliver to all Partners a notice indicating the Proportionate Share of each Partner whenever any Contribution is made, capital is returned to a Partner or any Partnership Interest is transferred or eliminated in accordance with this Agreement.

ARTICLE 5
MANAGEMENT AND OPERATION OF THE PARTNERSHIP

5.1	Powers and Authority of the GP

Subject to the limitations imposed by the Limited Partnerships Act (Ontario) and this Agreement, the GP will have the power to conduct, manage and control the conduct of the Partnership Business. The GP shall not carry on any business other than the Partnership Business (unless approved by unanimous approval of the GP Board). Any third party dealing with the Partnership will be entitled to rely upon the power and authority of the GP to act on behalf of the Partnership and will be entitled to accept any instrument executed solely by the GP on behalf of the Partnership without further inquiry. Any such instrument will be binding upon the Partnership and the Partnership Property, but will have no effect between the Partners unless the action in question was in fact authorized pursuant to this Agreement. The GP shall, until it resigns or is removed in accordance with the provisions of this Agreement, serve as Operator.

5.2	Removal of Operator

The Operator shall conduct the day to day operations of the Partnership Business and, if the Operator is not the GP, shall report to the GP Board. Subject to this Agreement, the Operator may be removed either by unanimous written approval of the Limited Partners or pursuant to Section 5.3. Concurrently with its appointment as Operator, any Operator which is not then a Partner must execute a joinder agreement with the Partners whereby the Operator accedes, among other things, to all of the obligations of the Operator under the Agreement.

5.3	Option to be Operator

Any Limited Partner that holds greater than a 50% Proportionate Share shall have the option to remove the Operator and appoint its nominee in place of the current Operator and, upon exercising the option by notice in writing to the current Operator, the current Operator will be deemed to resign as Operator and the nominee of the Limited Partner will become Operator on the date:

(a)	fixed by the Operator; or

(b)	where the Operator fixes no date, that date that is 6 months after the date on which the Limited Partner exercised its option under this Section 5.3 to appoint the Operator.

5.4	Operator as Agent: General

Subject always to Section 5.9 and any Emergency Expenditures:

(a)
All Partnership Business must be carried out by the Operator or under the supervision and control of the Operator as agent for and on behalf of the Partnership and for this purpose the Operator will have full day-to-day possession and control of all Partnership Property and all powers and authorities necessary or desirable to enable the Operator to carry out or procure the carrying out of all day to day Partnership Business (including the power to delegate any, but not all, of its powers, authorities and functions under the Agreement as the Operator considers in the best interests of the Partnership and in accordance with good mining practice).

(b)	Except as otherwise provided in this Agreement, the Operator shall operate in accordance with Approved Programs and Budgets.

5.5	General Standard of Care for Operator

The Operator must act and carry out all Partnership Business with (a) with the care, prudence and diligence which would normally be applied by a prudent and qualified operator under the same or similar conditions; and (b) in accordance with Law.

5.6	Operator's Qualifications

The Operator (including any Operator who is not a Partner) must have sufficient experience in the mining industry to fulfill its role as herein contemplated, be duly authorised to conduct business in the Province of British Columbia and must hold all necessary licenses and authorities to act as Operator. Any Partner may request the Operator to provide evidence of such authorization, authorities and licenses.

5.7	Limitation on Obligation to Bear Expenditures

The Operator is not required to meet or bear any Expenditures otherwise than out of the Partnership Account and any obligation imposed on the Operator requiring the expenditures of money will be read as if expressed to be subject to this Section 5.7. If an Operator meets or bears any Expenditures as a consequence of the failure of Partners to pay any Cash Call Notice, then as long as the Operator (or its Affiliate) is not a Defaulting Partner, the Operator will be entitled to be reimbursed for the Expenditures plus Delay Interest starting on the date that the Operator met or bore the applicable Expenditures until the date such Expenditures is repaid in full by the Partnership. For the avoidance of doubt, the Operator shall not be entitled to Delay Interest where the Operator (or its Affiliate) is a Defaulting Partner.

5.8	Delegation and Acts of Delegate

(a)
The Operator will be entitled to delegate its powers and functions as Operator (i) to a non-Partner which is an Affiliate, by Special Resolution of the GP Board, and (ii) to a non-Partner which is not an Affiliate, by Unanimous Resolution of the GP Board.

(b)
If the Operator delegates to any delegate the exercise of any of its powers or authorities or the performance of any of its functions under the Agreement then all of the acts, defaults and omissions of the delegate will be deemed to be the acts, defaults or omissions of the Operator. The Parties agree that, for the purpose of this Section 5.7, the Operator will not be deemed to have delegated to a delegate its powers and functions as Operator by virtue only of the fact that the Operator engages a contractor or subcontractor to carry out any Partnership Business.

5.9	GP Board Directions

The Operator must act in accordance with all lawful directions and instructions of the GP Board given in accordance with the Agreement.

5.10	Specific Dutie

Subject to and in accordance with the Agreement and the directions and instructions from time to time of the GP Board, the Operator shall use reasonable efforts to:

(a)	carry out all Partnership Business on behalf of the Partnership;
(b)
ensure that all the Partnership Property is at all times kept in full force and effect, the costs of doing so being an Expenditure, whether or not included in an Approved Program and Budget. Without limitation the Operator shall:

(i)
pay rentals, taxes or other payments and do all such other things as may be necessary to maintain the Partnership Property in full force and effect, including staking and restaking mining claims, and applying for licenses, leases, grants, permits, patents and other rights to and interests in the Partnership Property whether or not included in an Approved Program and Budget;

(ii)
perform all assessment and other work and pay all fees of Governmental Authorities required by Law in order to maintain the Partnership Property and properly and timely record and file with the appropriate Government Authority, any required documents in proper form attesting to the payment of fees, the performance of assessment work, in each case in sufficient detail to reflect compliance with applicable requirements to maintain the Partnership Property in full force and effect;

(c)
subject to approval by the GP Board, take such steps as will be necessary to apply for or otherwise obtain for the benefit of the Partnership additional or replacement Partnership Property as the Operator may consider necessary or desirable to obtain for the purposes of the Partnership Business or as the GP Board may direct, the costs of doing so being a Expenditures whether or not included in an Approved Annual Budget and Program. Notwithstanding the foregoing, the Operator shall be entitled in any Fiscal Year to acquire claims or surface lands to increase the perimeter of the New Afton Mine property provided that the aggregate amounts paid in any Fiscal Year for such purchases does not exceed $50,000.00 or such other amount as the GP Board may determine by Unanimous Resolution from time to time;

(d)	comply in all material respects with the provisions of all agreements, instruments of title or other documents under which the Partnership Property is held;
(e)
pay from the Partnership Account all Expenditures properly incurred promptly as and when due, but not incur or commit to incur Expenditures in excess of 10% of the total amount of Expenditures in an Approved Budget and Program, except as provided pursuant to Section 8.5;

(f)	except:
(i)	[for the Security Interests and the rights, interests and claims of third parties described in Schedule B;] or
(ii)	as permitted by the Agreement or as arising by operation of Law, keep the Partnership Property free of all Liens, other than Permitted Liens and builder’s, construction, mechanic’s, carriers’, warehousemen’s, material-men’s, repairmen’s or other similar liens which are for amounts which are neither due nor delinquent, are being contested at the time by the Operator in good faith and by proper legal proceedings, or liens and encumbrances which shall be released or discharged in a diligent manner, or liens and encumbrances specifically approved by the GP Board;
(g)
obtain and maintain all permits, approvals, consents, waivers and permissions as may be necessary or advisable to carry out any Approved Annual Program, whether from any Governmental Authority or otherwise;

(h)
implement and enforce appropriate policies and programs governing occupational health, workplace safety, sustainability and environmental protection, anti-corruption, human rights, as are contained in the Data Room and as may be approved by the GP Board from time to time and such other policies and programs in respect of the conduct of Partnership Business;

(i)	be responsible for all interactions, discussions and negotiations with any Governmental Authority or indigenous community in respect of the Partnership Property and the Partnership Business;

(j)
insure and keep insured that part of the Partnership Property that is of an insurable nature, for an amount that a prudent owner of property of the kinds comprised in the Partnership Property would insure the same (or such other amount as the GP Board may from time to time approve) with a reputable and solvent insurer, in the names of Partnership for their respective interests from time to time in the Partnership Property and against such risks as would usually be insured against by a prudent owner of property of the kinds comprised in the Partnership Property (and such other risks as the GP Board may from time to time direct) and the premiums payable for the insurances will be Expenditures, whether or not included in an Approved Annual Budget; provided the costs do not exceed 10% of the Approved Annual Budget;

(k)	comply in all material respects with all applicable Law;
(l)
prepare, update or revise, and deliver to each Partner, the life of mine plan for the New Afton Mine and any other mine then operated by the Partnership in accordance with past practices and industry standards, as required from time to time; and

(m)	prepare and file a single return under the MTA on behalf of the Partners.

5.11	Sale of Product
The Operator must, on behalf of the Partnership:
(a)
from time to time cause the Product to be smelted, refined or otherwise treated, or beneficiated (as the case may be), transported and sold or disposed of, and negotiate all agreements pertaining thereto for the best terms and conditions reasonably obtainable, as determined by the Operator; and

(b)	ensure the proceeds from time to time received from such sale or disposal are paid to the Partnership Account.
5.12	Partner's Insurance
(a)	Section 5.10 does not preclude any Partner from placing, for its own account, insurance for greater or other coverage than that placed by the Operator.
(b)
Any insurance effected and maintained by the Operator under Section 5.10 must provide that it is primary and that the insurer waives all rights it might have in relation to contribution from other insurers of a Partner.

5.13	Reports
(a)	The Operator must in a timely manner
(i)	provide each director on the GP Board with a Report within 30 days of the end of each calendar quarter in each Fiscal Year;
(ii)
provide each director on the GP Board within 15 Business Days of each calendar month written estimates of (i) production of Product and (ii) aggregated Expenditures incurred; (iii) net earnings and (iv) safety, environmental and sustainability developments, each during such month;

H -1

(iii)	promptly provide each director on the GP Board with details of any unexpected material change to the Mining Operations, the Partnership Property or the Partnership Business;
(iv)	promptly provide each director on the GP Board any changes to the life of mine plan for the New Afton Mine;
(v)	promptly provide each director on the GP Board all reports of the independent tailings review board;
(vi)
upon request by a Partner, supply to that Partner reasonable supporting information or material in relation to such aspects of the Operator's Report as that Partner may reasonably specify in its request; and

(vii)	prepare and file or lodge and copy to the Partners all material reports required by applicable Law to be submitted to any Governmental Authority or other Person.
(b)
Any director on the Operating Board may, upon 10 days’ notice, request to review any material correspondence with a lender, Governmental Authority, offtaker, royalty holder and First Nation from the Operator.

5.14	Regulatory Requirements
Upon request by a Partner, the Operator must promptly provide the Partner with such information, records or documentation (whether embodied in tangible or electronic form) as the Partner requests (to the extent such is in the Operator's possession or otherwise generally available to it) so as to permit the Partner to comply with applicable Laws to which the Partner is subject or the rules or regulations of any regulatory or stock exchange having jurisdiction over the Partner or any of its Affiliates.
5.15	Accounts and Information
The Operator must:
(a)
in accordance with applicable generally accepted accounting practice in the mining industry, keep and maintain such books of account and accounting records in relation to the Partnership as would normally be kept by an Operator under the same or similar circumstances;

(b)
at the request and at the expense of a Partner which may not be made more than once in any Fiscal Year, the Operator must allow the books of account and accounting records (whether embodied in tangible or electronic form) referred to in Section 5.15(a) to be audited by an auditor (which may be the auditor of the Partner concerned) nominated by that Partner provided that, to the greatest extent possible, such audit must be conducted in conjunction with the Partnership’s annual audit;

(c)	prepare, have audited by its auditor and deliver to the Partners a set of accounts (together with the auditor's report on those accounts) for the Partnership:
(i)	in respect of each Fiscal Year; and
(ii)	and all costs incurred in the Operator complying with this Section 5.15 will be Expenditures; and
(d)
make all technical information (including all samples and drill cores and assay results), data, statistics and reports and insurance policies (whether embodied in tangible or electronic form) available at all reasonable times for inspection by the Partners and must promptly furnish copies of those documents to a Partner requesting the same, at that Partner's expense.

Except as provided in Section 5.15(d), all costs and expenses incurred by the Operator in complying with this Section 5.15 will be Expenditures whether or not included in an Approved Program and Budget.
5.16	Partnership Account
The Operator must open in its own name, but in trust for the Partnership, and maintain a special purpose bank account (which must be interest-bearing if possible) to be styled the "New Afton Limited Partnership Account" into which account all contributions made by the Partners and all other receipts by the Operator on account of the Partnership must be deposited and from which all Expenditures will be paid or reimbursed to the Operator. For greater certainty, the Operator shall not use any funds from the Partnership Account except in connection with the Partnership Business.
5.17	Interest on Partnership Account
All interest earned on the Partnership Account is for the account of the Partnership and must be held in and applied as part of the Partnership Account.
5.18	Prohibitions
The Operator must not, except with the prior approval of the GP Board by Ordinary Resolution or Unanimous Resolution as applicable or except in an Emergency:
(a)	knowingly enter into any contract or arrangement in connection with the Partnership with a Partner or its Affiliate;
(b)
except where a description of the goods or services expected to be procured are provided in an Approved Program and Budget, enter into any contract or subcontract involving a commitment to an Expenditure, whether capital or operating, in excess of $2,000,000;

(c)	except where expressly contemplated in an Approved Program and Budget, sell or otherwise dispose of any Partnership Property having an aggregate market value exceeding $1,000,000;

(d)	institute, defend, compromise or settle any court or arbitral proceedings or insurance claim involving an amount in excess of $250,000; or
(e)	except as necessary to comply with Law or the requirements of any Governmental Authority having jurisdiction, suspend or curtail mining activities or any mining operation.
5.19	Voluntary Resignation
(a)	The Operator may resign upon not less than 6 months prior notice to the Partners.
(b)	Subject to Section 5.3, the replacement Operator shall be appointed by Unanimous Resolution.
5.20	Deemed Termination
Subject to Section 5.19, the appointment of an Operator will terminate upon the happening of any one or more of the following events or occurrences:
(a)
the Operator becomes, or informs the Partners, creditors of the Operator generally or any particular creditor of the Operator that it is, insolvent or unable to pay its debts as and when they fall due;

(b)
a liquidator or provisional liquidator, a receiver or receiver and manager, assignee, custodian, trustee, sequestrator or an analogous Person is appointed to, or in respect of, the Operator or any of its property;

(c)	the Operator has a mortgagee seeking to exercise a right of possession or control over the whole or a part of its property;
(d)
the Operator enters into, or calls a meeting of its members or creditors with a view to entering into, a composition, compromise or arrangement with, or an assignment for the benefit of, any of its members or creditors, or a Court orders that a meeting be convened in respect of a proposed composition, compromise or arrangement between the Operator and its creditors or any class of its creditors, other than for the purpose of reconstruction or amalgamation;

(e)
any application is made or other process commenced (not being an application or process withdrawn, discontinued or dismissed within 20 Business Days of being filed) seeking an order for the appointment of a provisional liquidator, a liquidator, a receiver or a receiver and manager or an analogous Person to or over the Operator or any of its property;

(f)	the Operator is declared bankrupt or has filed for some form of protection from its creditors under applicable Law relating to or governing bankruptcy;
(g)	there is a resolution of creditors or the GP Board, or an order of a court, to place in liquidation or bankruptcy or wind up the Operator;

(h)	an event happens analogous to an event specified in Sections 5.20(a) to Section 5.20(g) under applicable Laws;
(i)
the Operator commits a Terminable Breach and within 20 Business Days after notice in writing has been given to the Operator by a Partner specifying such default and demanding that the Operator remedy the same, the Operator does not cure such breach or is not in the process of diligently proceeding to cure such breach;

(j)
if the Operator is a Partner and fails to contribute Expenditures in accordance with a Cash Call Notice such that it becomes a Defaulting Partner and within 20 Business Days after notice in writing has been given to the Operator (in its capacity as a Partner) by a Non-Defaulting Partner specifying such default and demanding that the Operator (in its capacity as a Partner) remedy the same, the Operator (in its capacity as a Partner) does not cure such default; and

(k)	if the Operator is a Partner when appointed as Operator and subsequently ceases to be a Partner.
5.21	Limitation of Reappointment and Voting for Replacement Operator
(a)	Any Partner whose appointment as Operator is terminated under Section 5.20 (other than under Section 5.20(j)) may not be reappointed as the Operator except upon a Unanimous Resolution.
(b)
Despite any other provision of the Agreement to the contrary, upon the deemed resignation of the Operator under Section 5.20, the GP Board by Unanimous Resolution shall promptly designate a replacement Operator provided that the directors on the GP Board appointed by the Partner whose appointment as Operator is terminated under Section 5.20 will not be entitled to vote in respect of matters relating to the appointment of a new Operator at the meeting of the GP Board to consider the resolution referred to in this Section or any subsequent meeting upon such Section should that meeting be adjourned.

5.22	Former Operator's Obligations
Any Partner ceasing to act as Operator must promptly turn over, transfer and surrender custody and control of all equipment and all information, books, records, accounts and other documents (whether embodied in tangible or electronic form) and all other Partnership Property held or maintained by that Partner in its capacity as Operator to the replacement Operator in the manner directed by the resolution of the GP Board appointing the replacement Operator.
5.23	Access to Partnership Property
The duly authorised representatives of each Partner and a consultant engaged by a Partner may, at the risk of the Partner concerned, have access to the Partnership Property at all reasonable times for the purposes of inspecting the Partnership Property and the Partnership Business being carried out on the Partnership Property. Each Partner must ensure that its representatives or consultant, as the case may be, cause minimal inconvenience to or interference with the Operator or contractors or subcontractors of the Operator in the conduct of Partnership Business, do not give any instructions or directions to any Person engaged in the conduct of Partnership Business, and comply strictly with any safety regulations or instructions promulgated or given by or on behalf of the Operator.

5.24	Terms of Contracts
Every contract or subcontract entered into by the Operator for the purposes of the Partnership:
(a)	must specifically acknowledge that the Operator enters into the same as agent for the Partnership; and
(b)
if it is not entered into on an arm’s length basis or is entered into with an Affiliate of the Operator, must be on terms and conditions the equivalent of those which might reasonably have been expected to be available to the Operator from an arm’s length contractor or subcontractor.

ARTICLE 2
LIABILITY OF THE OPERATOR
6.1	Indemnification of Operator
Where the Operator is not the GP, the Partnership hereby indemnifies and saves harmless the Operator from and against any liability suffered, sustained or incurred by the Operator in respect of any loss, damage, claim, demand, proceeding, expense, injury or death (including reasonable legal fees) arising out of or as a consequence of performance by the Operator and/or its officers, employees or agents of the Operator's obligations under the Agreement. This indemnity shall not apply in respect of any liability of the Operator to the Partnership pursuant to Section 6.2.
6.2	Apportionment of Liability
The Partnership’s liability to indemnify the Operator (whether under Section 6.1 or otherwise) will be reduced proportionally to the extent that any fraudulent act or omission or gross negligence of the Operator and/or its officers, employees or agents has caused or contributed to any loss, damage, claim, demand, proceeding, expense, injury or death and if any such fraudulent act or omission or gross negligence of the Operator, or its officers, employees or agents is wholly responsible for any such loss, damage, claim, demand, proceedings, expense, injury or death, a Partner has no liability to indemnify the Operator.
6.3	Deeming of No Gross Negligence
An act or omission of the Operator or its officers, employees or agents performed or failed to be performed:
(a)	at the direction of, or with the concurrence of, the GP Board; or
(b)	unilaterally and in good faith by the Operator to protect life or property, other than when such actions amount to gross negligence as defined in Section 6.2,

will be deemed not to be gross negligence.
6.4	No Consequential Damages
Except in the case of fraud or gross negligence and despite any other provision of the Agreement to the contrary, no Partner and its Affiliates (whether in its capacity as Operator or as an owner of a Partnership Interest) will be liable to any other Partner or its Affiliates for or in relation to any indirect or consequential loss, liability or damage, including:
(a)	loss of use of property which has not been physically lost, damaged or destroyed;
(b)	loss of reputation, goodwill or any opportunity;
(c)	business interruption, loss of actual or anticipated revenue, income or profits; or
(d)
special damages, however arising and despite any knowledge, awareness, expectation, representation, reliance or dependency on the part of either Party at the time of entry into the Agreement, under or in connection with it.

6.5	Operator's Indemnity
Subject to this Article 6, the Operator shall indemnify each Partner (other than itself where it is also a Partner) from and against any liability suffered, sustained or incurred by each such Partner in respect of any loss, damage, claim, demand, proceeding, expense, injury or death (including legal fees), not including consequential damages, arising out of or as a consequence of any fraudulent act or omission, or of gross negligence of the Operator or its officers, employees or agents in connection with the Agreement and if the Operator fails to pay such amount and the Operator is a Partner, then the amount thereof shall constitute a Default Amount and such Partner shall be deemed to be a Defaulting Partner.
6.6	Operator’s Costs
The Operator shall be reimbursed by the Partnership for the Operator's out-of-pocket costs for the services provided by the Operator’s staff and charges incurred by the Operator in providing such services to the Partnership and properly invoiced, in each case at the Operator’s cost, including a mutually agreed allocation for overhead (the “Operator’s Costs”).
ARTICLE 3
GOVERNANCE OF THE GP
7.1	Formation of GP Board
(a)	Subject to the provisions of this Agreement and the Business Corporations Act (Ontario) at all times, the board of director on the GP (the “GP Board”) shall be nominated by the Limited Partners.

(b)
Each Partner may appoint one individual to the GP Board (each a “Director”) for each whole 10% Proportionate Share that it has.  For example, if there are three Partners holding a 61%, 24% and 15% Proportionate Share, respectively, then the first Partner may appoint six directors, the second may appoint 2 directors and the third may appoint one director. Initial appointments shall be made by written notice delivered to all Partners and shall contain the name, telephone number and email address of the appointed directors. Subsequent appointments shall be made or changed by notice to the other Partners prior to the meeting at which the director is to act. Partners shall attend and vote at a meeting of the GP Board through their representative directors.

(c)
If any matter, to be determined by Ordinary Resolution of votes cast by directors, results in a tie, then such matter shall be deemed to be a Dispute under this Agreement and shall be resolved in accordance with Article 15.

(d)
The GP Board shall hold regular meetings, at least quarterly, in accordance with the procedures below to consider the Partnership Business. Any director may call a special meeting of the GP Board in accordance with the procedures below:

(i)
New Gold, as long as its Proportionate Shares is 50% or greater, shall be the chair of the GP Board (the “Chair”). The Chair shall from time to time appoint a secretary (who need not be a director) to attend and prepare minutes of all meetings. The secretary shall distribute copies of such minutes to each director within 14 days of each meeting. In no circumstances will the Chair, in his or her capacity as Chair, have a casting vote.

(ii)
All meetings of the GP Board shall be held in Toronto or such other place as may be consented to by all directors, or by such telephone or other electronic conference facilities as permit all persons participating in the meeting to communicate with each other simultaneously, on at least 10 Business Days’ prior notice (or such shorter period as may be consented to by directors) given by the Chair, or by the directors calling the special meeting in the case of a special meeting, to all directors (and to the Chair in the case of a special meeting called by a director) stating therein the time and place of the meeting and the business to be considered at the meeting in reasonable detail.

(iii)
Any documents or other material to be considered at any GP Board meeting shall be delivered to each director by the Chair, or by the director calling the special meeting in the case of a special meeting called by a director, at least 10 Business Days prior to such meeting.

(iv)
A quorum at any meeting of the GP Board shall be a majority of the then total number of directors then sitting on the GP Board provided that a director nominee representing each Partner is present at the meeting. If at any such meeting a quorum is not present within 30 minutes after the time appointed for the meeting, then the meeting shall be adjourned for five days and the Chair shall immediately give notice of the adjourned meeting to each director.  At such adjourned meeting, the directors attending such meeting shall constitute a quorum thereat and may transact the business for which the meeting was originally called; provided that matters requiring Unanimous Approval or approval by Special Resolution may not be transacted unless a director nominee representing each Partner is present. If proper notice has been given, an agenda circulated prior to the meeting and a quorum is present at the commencement of a meeting of the GP Board, then the GP Board will be competent to exercise all of the authorities, powers and discretions bestowed upon it under the Agreement even if the quorum departs during the meeting provided the business conducted pertains to the said agenda. The GP Board must not transact any business at a meeting unless a quorum is present at the commencement of the meeting.

(v)
The only Persons entitled to attend meetings of the GP Board are the directors, other representatives of the Partnership and the secretary appointed by the Chair, provided that each Partner shall be entitled to invite not more than two guests per Partner to attend any GP Board meeting provided that such guests must be directors, officers or employees of a Partner or advisors to a Partner. Any such guests shall be required to execute confidentiality agreements in favour of the Partnership. Any other Person may be admitted to such meetings only with the consent of all directors.

(vi)	Meeting attendance costs incurred by directors and guests of a Partner shall be paid for by that Partner.
(e)	[New Gold], in its capacity as shareholder of the General Partner, agrees to vote to elect the directors of the General Partner in accordance with Section 7.1(b).
7.2	Voting
Except for matters required to be determined by Unanimous Resolution and Special Resolution, as applicable, as set out herein and/or on Schedule B, all matters to be determined by the GP Board shall be determined by Ordinary Resolution.
7.3	Disqualification — Partner as Operator
Despite any other provision of the Agreement to the contrary, if:
(a)	a Partner or an Affiliate of a Partner is the Operator; and
(b)
a meeting of the GP Board has been called for the purposes of considering whether to pass a resolution in respect of the enforcement of a provision of this Agreement against the Operator, in that capacity, where the Operator has, pursuant to a final judicial or arbitral decision, been found to be in breach of any such provision (including enforcement under a right of termination), then the directors on the GP Board appointed by that Partner will not be entitled to vote at that meeting of the GP Board or any subsequent meeting pertaining thereto should that meeting be adjourned.

7.4	Disqualification — Defaulting Partner
(a)	Despite any other provision of the Agreement to the contrary, if at any time during the term of the Agreement:
(i)	a Partner is a Defaulting Partner for more than 90 days and has not issued a bona fide Dispute Notice disputing that it is a Defaulting Partner; or
(ii)	it is adjudged a Defaulting Partner in a final judicial or arbitral decision, then the directors on the GP Board appointed by the Defaulting Partner will not be entitled to vote at any meeting of the GP Board for so long as that Partner is a Defaulting Partner.
(b)	Despite Section 7.4(a):
(i)	a Defaulting Partner will still be entitled to receive any agenda (including any addition to an agenda) or other document prepared for the purposes of a meeting of the GP Board;
(ii)	the director on the GP Board appointed by the Defaulting Partner will be entitled to attend at any meeting of the GP Board by any of the means permitted by the Agreement;
(iii)	a Defaulting Partner will still be entitled to receive any draft or final minutes of a meeting of the GP Board; and
(iv)	a Defaulting Partner will be bound by each resolution of the GP Board.
(c)	During the period in which Section 7.4(a) applies to a Defaulting Partner:
(i)
the director on the GP Board appointed by the Non-defaulting Partner will, despite anything in Section 7.1(e)(i) to the contrary, when attending a meeting of the GP Board be deemed to be a validly constituted and effective quorum for the purposes of Section 7.1(e)(i); and

(ii)	a director on the GP Board appointed by the Non-defaulting Partner will, despite anything in Section 7.1(e)(i) to the contrary, act as chairman of any meeting of the GP Board.
7.5	Convening Meetings
(a)
The GP Board will meet for the consideration of business, adjourn or otherwise regulate its meetings as it thinks fit and the Chair and any Partner holding a Proportionate Share of at least 10% may call a meeting at any time by at least 10 Business Days (or such shorter time period as may be consented to by the directors) (or if a Unanimous Resolution or Special Resolution is required on any matter to be considered at the meeting, unless all Partners otherwise agree, 20 Business Days) prior notice to the Partners and the Operator accompanied by an agenda specifying:

(i)	the general nature of the business to be attended to with any supporting documentation; and
(ii)	the time and place (which may be by electronic conference) of the meeting.
(b)	Without limiting Section 7.5(a), the Chair will call a meeting during:
(i)
all phases of the Partnership at least twice during each Fiscal Year and will convene a separate meeting once during each Fiscal Year to consider any programs and budgets for the following Fiscal Year; and

(ii)	the reclamation or rehabilitation phase, at least annually.
7.6	Waiver of Notice
Notice of a meeting will not be required if all the director on the GP Board are present and unanimously agree upon the agenda.
7.7	Additions to Agenda
A Partner may add to an agenda for a meeting of the GP Board by notice to the other Partners and the Operator given not less than 5 Business Days prior to the date of a proposed meeting.
7.8	Language of Meetings
Meetings of the GP Board shall be conducted in English.
7.9	Minutes
The Chair must cause minutes, written in English, to be kept of each meeting of the GP Board and must circulate the draft minutes to each of the Partners within 5 Business Days after the date of the meeting.
7.10	Approval of Minutes
Unless within 10 Business Days of actual receipt by a Partner of draft minutes or changed draft minutes of a meeting of the GP Board that Partner requests changes or further changes to those minutes by notice to the other Partners and the Operator, that Partner and its GP Board appointee or appointees will be deemed to have approved the minutes or changed minutes as a correct record of the meeting to which they relate. Subject to the foregoing, the minutes of a meeting of the GP Board will be binding as a correct record when signed by the chairman at the next or any subsequent meeting.
7.11	Circulating Consent Resolution
A resolution in writing, signed by all of the directors on the GP Board, will be as valid and effectual as if it had been a resolution (including a Unanimous Resolution) passed at a meeting of the GP Board duly convened and held and any such resolution in writing may consist of several documents (which may be facsimile or electronically transmitted copies of signed originals) in like form, each signed by one or more of the director on the GP Board.

7.12	Partners Bound
Without prejudice to any provision of the Agreement requiring a Unanimous Resolution and without conferring on the GP Board power to amend the Agreement or to pass any resolution (whether or not a Unanimous Resolution) which is inconsistent with the Agreement, each Partner hereby acknowledges and declares that:
(a)
each of the director on the GP Board appointed by it will have full power to bind the Partner in relation to all matters which are within the power, authority or discretion of the GP Board or are by the Agreement matters to be determined by resolution of the GP Board; and

(b)
it will be bound by each resolution of the GP Board (but if a condition is attached to any such resolution, upon that condition being satisfied) whether or not the director on the GP Board appointed by it have attended the relevant meeting and whether or not its directors appointees have voted in favour of the resolution concerned.

7.13	Directors’ and Officers’ Insurance
The GP will maintain directors’ and officers’ liability insurance for the benefit of all of the directors on the GP Board and the GP’s officers until such time as the GP Board determines that such insurance should be discontinued.
7.14	Surrender of Properties
(a)
If the GP, at any time and from time to time, considers that a Partnership Property is no longer required for the purposes of the Partnership it must convene a meeting of the GP Board to obtain its approval by Unanimous Resolution to the surrender of the Partnership Property concerned.

(b)
If the GP Board by Unanimous Resolution approves of the surrender of any Partnership Property, any Partner, other than a Partner acting as the GP, will be entitled to give to the GP, a request to convey that Partnership Property to the Partner, which request must be communicated by way of notice to the GP (which notice must be copied to the other Partners), received by the GP no later than 20 Business Days prior to the date of the surrender. The requesting Partner (if the only one making a request then alone and if more than one then pro rata in accordance with their respective Proportionate Shares) will be entitled, in consideration of payment of fair market value as agreed between the Parties and failing agreement determined by dispute resolution hereunder, to a conveyance of any Partnership Property intended for surrender, together with copies of any programs, assay maps, diamond drill records and factual engineering data (whether embodied in tangible or electronic form) in the GP's possession relating to the Partnership Property. Any Partnership Property so conveyed will cease to be subject to the Agreement.

ARTICLE 4
PROGRAMS AND BUDGETS
8.1	Preparation and submission
Draft annual programs and the budgets with regard to Partnership Business to be conducted for any Fiscal Year must be prepared and submitted by the Operator to directors on the GP Board no later than October 31st in each year for the next following Fiscal Year.
8.2	Content of Draft Program
Any draft annual program and budget of Partnership Business for any Fiscal Year submitted to the director on the GP Board in accordance with Section 8.1 must, at a minimum, contain:
(a)	a statement in reasonable detail of the proposed Partnership Business;
(b)	an estimate of all Expenditures, including capital Expenditures, to be incurred and an estimate of the time or period during which it will be incurred, plus a reasonable allowance for contingencies;
(c)	such other facts as may be necessary to reasonably illustrate the results intended to be achieved by the proposed program;
(d)	an estimate of the quantity and quality of the ore to be mined and the Product or other products and by-products to be produced;
(e)	an estimate of revenues and other cash receipts to be received by the Partnership from sales;
(f)	an outline of the sources of funding to be used to implement the proposed program including anticipated Cash Calls; and
(g)	any other information required by the GP Board.
Each draft program will be accompanied by the reports and data that are reasonably necessary for each Partner to evaluate and assess the Approved Annual Program and Budget for the then current Fiscal Year and the draft program and budget in respect of the next Fiscal Year. Upon request of any Partner the Operator must meet with that Partner to discuss a draft program and budget and will provide such additional or supplemental information as that Partner may reasonably require.
8.3	Convening Meeting to Consider
The Chair must also convene a meeting of the GP Board for a date not less than 10 nor more than 15 Business Days after the date of submission of a draft program and budget to the directors for the purpose of the GP Board considering and, if thought fit, approving (with or without alteration) the program and budget as so submitted. Prior to the GP Board meeting scheduled to consider the proposed program and budget, any director may submit to the GP Board and the Operator any proposed modifications to the proposed program and budget, which proposed modifications shall be considered in good faith by the GP Board. Following such consideration, the Operator shall submit a proposed final annual program and annual budget to the GP Board not less than 30 days prior to the first day of each Fiscal Year and such annual program and budget, if approved and adopted by the GP Board (such program and budget, so approved and adopted, the “Approved Annual Program and Budget”), shall be implemented by the Operator for the following Fiscal Year.

8.4	Bridging Budget
(a)
If the GP Board does not approve a program and budget proposed by the Operator in respect of a period during which, in the absence of such approval, there will be no current program and budget relating to Partnership Business and the Partners do not prior to the commencement of that period reach some contrary agreement or the GP Board does not approve that proposed program and budget or a revision of the proposed program and budget, then, until such time as a program and budget is approved by the GP Board, the GP Board will be deemed to have approved a program and budget for:

(i)	the continuation of the Partnership Business at the level of the last Approved Program and Budget but with:
(A)	the budget of Expenditures; and
(B)	each item in the budget of Expenditures, comprised in the last Approved Annual Program and Budget escalated at the annual rate of inflation; and
(ii)
the replacement of worn out or obsolete plant, machinery and equipment at the discretion of the Operator to an aggregate value of up to 50% of the average annual Expenditures incurred on such replacements over the 3 preceding Fiscal Years by the Partnership.

(b)
For the purposes of this Section 8.4 the "annual rate of inflation" in respect of a Fiscal Year and in respect of each item comprised in a budget of Expenditures means the movement during the Fiscal Year:

(i)	in the case of consumable supplies, in the actual purchase cost of the item concerned; or
(ii)	in the case of wages, in the applicable award, collective agreement or other similar agreement; or
(iii)
in all other cases (including salaries and benefits), in the Canadian Consumer Price Index which is most appropriate to the item concerned as published by the Statistics Canada (or in the absence of that index some other periodically published measure of inflation in Canada which as nearly as possible equates to that index agreed upon by the Partners or failing such agreement selected by the auditor for the time being of the Partnership).

8.5	Operator's Authority
The approval of a program and budget by the GP Board will be authority for the Operator to undertake the Partnership Business specified in and incidental to such program and to incur on behalf of the Partners the Expenditures estimated in and incidental to such budget provided that the Operator may incur such Expenditures as it considers reasonably necessary:
(a)	subject to Section 8.6, in an Emergency, as reasonably considered such by the Operator;
(b)	to effect and maintain insurance as required by Section 5.9; or
(c)
as necessary to comply with any applicable Law or requirement of a Governmental Authority having jurisdiction where reference to the GP Board is impracticable and until such reference becomes practical.

8.6	Emergency Expenditures
If the Operator intends to incur, or incurs, any Expenditures under Section 8.5(a), then the Operator must:
(a)	where practical and possible, provide advance notice to the Partners of such costs and expenses;
(b)	be reasonable and fiscally responsible in respect of such costs and expenses; and
(c)	promptly notify the Partners of that Expenditures,
and the Operator must, if applicable, be reimbursed for that Expenditures by the Partners in proportion to their Proportionate Shares.
8.7	Alterations
The GP Board may at any time and from time to time of its own volition or on the recommendation of the Operator amend any Approved Program and Budget and from the date of the amendment, the authority of the Operator under Section 8.5 will, subject to Section 8.8, be varied accordingly.
8.8	Operator's Rights on Alteration
If an alteration of any Approved Program and Budget or an inability of the Operator (due to the operation of Section 8.5) to proceed with an Approved Program and Approved Budget necessitates the termination of any contract or arrangement entered into by the Operator under an Approved Program and Budget or work is required to be performed and costs, charges and expenses are required to be incurred in order to properly cease any Partnership Business required to be ceased by either of the circumstances referred to above in this Section 8.8, then termination of that contract or arrangement and the undertaking of such work will be deemed to be authorised as Partnership Business and the costs, charges and expenses incurred in such termination or such work will be deemed to be Expenditures and to have been approved by the GP Board.

8.9	Minimum Program and Budget
Unless the GP Board directs otherwise, the Operator must in each Fiscal Year prepare programs and budgets which are sufficient to ensure compliance with the work and Expenditures requirements arising under applicable Law with respect to the Partnership Property, and the GP Board will be deemed to have approved of the Operator undertaking sufficient Partnership Business and incurring sufficient Expenditures during each Fiscal Year in order to satisfy those requirements.
8.10	Capital Works Program and Budgets
Despite Section 8.1, if at any time the Operator or the GP Board proposes that any capital works be undertaken, which is not included in either an Approved Annual Program and Budget and not part of an Approved Expansion Program and Budget, which the Operator or the GP Board considers are unlikely to be completed within the period of an annual program and budget or considers that it is not desirable to defer such works until the commencement of the next Fiscal Year or to deal with such works by way of alteration to an Approved Annual Program and Budget or Approved Expansion Program and Budget, as applicable, the Operator may and, if so directed by the GP Board by Ordinary Resolution, must, prepare and submit to the Partners a separate program and budget in respect of the carrying out of such capital works (“Capital Works Program and Budget”).
8.11	Application of Provisions
This Article 8 will apply to each draft capital works program and budget with all necessary amendments (except that the period of such Capital Works Program and Budget may be such period as the Operator deems necessary to complete the capital works concerned or the GP Board otherwise directs) and each draft annual program and budget prepared by the Operator must in accordance with Section 8.1 include or exclude (at the discretion of the Operator) that part of an Approved Capital Works Program and Budget as relates to the period of that draft annual program and budget.
8.12	Excess Expenditures
Unless the Operator is guilty of gross negligence, the Operator shall have no liability for the payment of any Expenditure incurred in excess the total of the Expenditures estimated or budgeted within an Approved Program and Budget and each Partner shall be responsible for any such excess Expenditure in accordance with their respective Proportionate Share.
8.13	Expansion Project Programs and Budgets
(a)
The Operator may, at any time and from time to time, prepare and submit to the GP Board a proposed program and budget for an Expansion Project. Any such proposed program and budget shall be submitted to the GP Board and shall include reasonable detail regarding the proposed Expansion Project including:

(i)	the anticipated timing of commencement of the Expansion Project and completion thereof;
(ii)	pre-feasibility, feasibility or other study prepared in accordance with industry standards for the proposed Expansion Project;
(iii)	the estimated capital cost and budget for the proposed Expansion Project;
(iv)	the anticipated increase in annual production of Product expected to result from the proposed Expansion Project; and
(v)
any third party debt financing proposed to be obtained in respect of the proposed Expansion Project (including details regarding any Encumbrances over Partnership Assets anticipated to be required in connection with such third party debt financing).

(b)
Within 20 days after submission of a proposed program and budget for an Expansion Project, any director may submit to the GP Board any proposed modifications to the proposed program and budget, which proposed modifications shall be considered in good faith by the GP Board. Following such consideration, the Operator shall submit a proposed final program and budget to the GP Board and such program and budget, if approved and adopted by Unanimous Resolution of the GP Board (such program and budget as so approved and adopted, an “Approved Expansion Program and Budget”), shall be implemented by the Operator under the direction of the GP Board.

8.14	Closure Programs and Budgets
(a)
In respect of the Partnership Business, the Operator shall update and amend any closure program and budget adopted prior to the date hereof or prepare any new closure program and budget as may be considered advisable by the GP Board or the Operator from time to time and otherwise as required by Law and shall submit any such updates, amendments or new program and budget to the GP Board at least 60 days prior to the date any such update, amendment or new program and budget is intended to be implemented or is required by Law or intended to be submitted to Governmental Authorities, as applicable.

(b)
Within 20 days after submission of a proposed closure program and budget, any director may submit to the GP Board any proposed modifications to the proposed closure program and budget, which proposed modifications shall be considered in good faith by the GP Board. Following such consideration, the Operator shall submit a proposed final closure program and budget to the GP Board not less than 20 days prior to the day that the Operator intends to, or is required by Law to, implement such program and budget or submit such program and budget to Governmental Authorities, as applicable, and such closure program and budget, if approved and adopted by the GP Board (such program and budget as so approved and adopted an “Approved Closure Program and Budget”), shall be implemented by the Operator under the direction of the GP Board.

ARTICLE 5
CONTRIBUTIONS AND DISTRIBUTIONS
9.1	Funding and Contributions
The Partners acknowledge that it is their intention that to the greatest extent possible Expenditures shall be financed from revenues generated by the Partnership Business. If in any Fiscal Year, Expenditures pursuant to an Approved Annual Program and Budget or the portion of any other Approved Program and Budget to be implemented in that Fiscal Year, or otherwise incurred in accordance with this Agreement, are anticipated to require contributions by the Partners, (a “Cash Call”) each Partner must contribute to Expenditures in accordance with its Proportionate Share on each date on which a contribution is required to be made pursuant to Section 9.2.
9.2	Timing of Contributions
If in any Fiscal Year contributions to Expenditures are required to be made by a Partner under this Agreement, then the Operator must issue a notice to each Partner in accordance with the requirements of this Article 9 (a “Cash Call Notice”) for each applicable calendar month.  Any Cash Call Notice must not be issued less than 30 days or more than 45 days in advance of the calendar month in which the Cash Call Notice relates.
9.3	Operator’s Cash Call Notices
All contributions to Expenditures required to be made by a Partner under this Agreement must be made by that Partner paying to the Operator, on or before the first day of the month to which the Cash Call Notice relates, the amount stated in the Cash Call Notice as being the amount due to be contributed by that Partner in accordance with Section 9.1.  Every payment made by a Partner will be without prejudice to the right of that Partner to seek an adjustment in respect of any typographical or arithmetic error in a Cash Call Notice.
9.4	Method of Payment
All payments to be made to the Operator must be made by wire, cheque or draft delivered to the Partnership Account.
9.5	Failure to Fund Cash Calls
(a)
If a Partner fails to pay to the Operator, on behalf of the Partnership all or any part of its Proportionate Share of required Expenditures as specified in the Cash Call Notice delivered to it in accordance with Section 10.2, (such amount not paid, the “Default Amount”), such Partner (the “Defaulting Partner”) shall be in default of such Cash Call (a “Funding Default”) and the Operator shall immediately notify all Partners of such Funding Default (a “Default Notice”) specifying in such Default Notice that each Partner other than the Defaulting Partner (each such Partner a “Funding Partner”) may fund an amount up to its pro rata share of the Default Amount, such pro rata share to be determined based on such Funding Partner’s Proportionate Share relative to the aggregate Proportionate Shares of all Over Contributing Partners as determined in accordance with Section 9.5(b).

(b)
If any Funding Partner wishes to fund an amount (an “Over-Contributing Partner”) pursuant to Section 9.5, such Over-Contributing Partner must, within 30 days of delivery of the Default Notice, notify the Operator and each other Funding Partner that it will fund its pro rata share of the Default Amount. The Operator shall, within two Business Days of the last day of such 30 day period, notify all Over-Contributing Partners of their pro-rata share of the Default Amount to be funded. Each Over-Contributing Partner shall contribute its pro rata share of the Default Amount by no later than the fifth Business Day after the date of its notice that it intends to so Contribute.

(c)
If a Defaulting Partner fails to pay to the Partnership the Default Amount and the Funding Partner (i) elects to fund the Default Amount in accordance with Section 9.5(a) and (b) or (ii) elects not to fund the Default Amount, then the Proportionate Share of each Partner will be recalculated immediately and the Operator shall deliver a statement setting out the adjusted Proportionate Amount to each Partner.

9.6	Distributions
(a)
The GP Board may, at its discretion determine the amount of any Distributions to be made to Partners. The Operator shall, on such dates as  the GP Board may determine (a “Distribution Payment Date”), cause the Partnership to pay such Distributions as follows:

(i)	first, to the General Partner, an amount equal to the lesser of the amount available for Distributions and $1,000; and
(ii)	to each Person that is at any time during the Fiscal Year in respect of which such Distributions are made, its Proportionate Share of such Distribution, provided that if, on any Distribution Payment Date, the Partnership has insufficient cash to pay such Distributions to Partners, then such Distributions shall be paid on the next earliest date on which the Partnership does have sufficient cash to make such Distributions. Interest shall not accrue on any unpaid portion of a Distribution.
(b)	The General Partner shall not be entitled to receive any Distributions other than as provided pursuant to Section 9.6(a)(i) and Section 12.3(h).

ARTICLE 6
ALLOCATION OF INCOME AND LOSSES AND TAX MATTERS
10.1	Allocation of Income and Losses
In respect of each Fiscal Year of the Partnership, the income and loss of the Partnership as determined by the Operator, including any assistance or incentive payments received or receivable by the Partnership and any other expense, credit or other amount which is allocable, shall be allocated, as of the last day of the Fiscal Year of the Partnership, as follows:
(i)
First, as to any income of the Partnership for such Fiscal Year, to the General Partner in an amount equal to the distribution paid to the General Partner pursuant to Section 9.6(i) in respect of such Fiscal Year; and

(ii)
As to the remainder of the income of the Partnership for such Fiscal Year or any loss of the Partnership for such Fiscal Year, to each Person that was a Limited Partner at any time during such Fiscal Year in accordance with their respective Weighted Average Proportionate Share during such Fiscal Year.

10.2	Computation of Income or Loss for Tax Purposes
Unless otherwise directed by the GP Board, the Operator may, in computing the income or loss of the Partnership for tax purposes, adopt a method of accounting, adopt different treatments of particular items and make and revoke elections on behalf of the Partnership and the Partners as the Operator may deem in the best interests of the Partners, acting reasonably. In respect of any Fiscal Year, the Operator shall claim the maximum capital cost allowances in respect of depreciable property of the Partnership, and the maximum amount of other deductions and maximum reserves as permitted under the Tax Act, provided that, unless otherwise directed by the GP Board, the Operator may claim less than the maximum in any Fiscal Year if it considers that to do so would be in the best interests of the Partners.
10.3	Allocation of Income and Losses for Income Tax Purposes
Any income or loss of the Partnership for a Fiscal Year and any amount not included in computing the income or loss of the Partnership (except an amount that can only be allocated to a Person that is a Partner at the end of the Fiscal Year, such as “Canadian development expense” and “Canadian exploration expense”) for the purposes of the Tax Act (and any corresponding provincial income tax legislation) for the Fiscal Year which is separately allocable to the Partners for the purposes of the Tax Act will be allocated as follows:
(i)
First, solely as to any income of the Partnership for such Fiscal Year, to the General Partner in an amount equal to the distribution paid to the General Partner pursuant to Section 9.6(i) in respect of such Fiscal Year; and

(ii)
As to the remainder of the income of the Partnership for such Fiscal Year or any loss of the Partnership for such Fiscal Year and as to any other amount to be allocated pursuant to this Section 10.3, to each Person that was a Limited Partner at any time during such Fiscal Year in accordance with their respective Weighted Average Proportionate Share during such Fiscal Year. An amount that can only be allocated to a Person who is a Partner at the end of the Fiscal Year (such as “Canadian development expense” and Canadian exploration expense”) shall be allocated only to those Persons that are Partners at the end of the Fiscal Year based on their Proportionate Share at that time.

10.4	Mining Taxes
The GP shall prepare tax returns in the form prescribed by the MTA as a single return and the GP shall, to the extent required by the MTA, file an election in order to file such single return on behalf of the Partners for purposes of the MTA.
10.5	Tax Information and Returns
(a)
Each Partner shall duly and timely prepare and file on its own behalf any and all forms of documents required under the Tax Act or any applicable provincial or territorial tax legislation to be filed by it and shall properly reflect in such forms and documents the Taxable Income or Tax Losses allocated to it pursuant to Article 10 of this Agreement.

(b)
On or before 45 days after the end of each Fiscal Year, the GP will send or cause to be sent to each Person who was a Partner at any time in a particular Fiscal Year all information in draft form relating to such Fiscal Year available at such time which would normally be necessary for such Person to prepare its Canadian federal and provincial income tax or information returns (the “Draft Tax Package”). Such information shall be provided in the “tax reporting currency” of such Person as defined in subsection 261(1) of the Tax Act. Each Partner shall provide any comments to the Draft Tax Package within 15 days of receipt of the Draft Tax Package by such Partner. All such comments shall be considered in good faith by the GP and any objection to the adoption of such comments must be made in writing to the GP Board within 15 days of receipt of such comments. The GP Board shall, by Ordinary Resolution, determine whether such comments shall be adopted.

(c)
As soon as practicable after the end of each Fiscal Year, but in any event no later than 45 days after the end of each Fiscal Year, the GP will send or cause to be sent to each Person who was a Partner at any time in a particular Fiscal Year all information relating to such Fiscal Year necessary for such Person to prepare its Canadian federal and provincial tax or information returns in that Person’s tax reporting currency.

(d)
the GP shall file or cause to be filed, on behalf of itself, the Partnership (as applicable) and the Partners, annual Partnership information returns and any other information required to be filed, and within the time limits stated, under the Tax Act and any other applicable tax legislation in respect of Partnership matters and shall prepare and file a single return under the MTA on behalf of the Partners. A copy of any such filing made on behalf of the Partners shall promptly be delivered by the Operator to the Partners.

(e)
No later than 20 days after the beginning of each Fiscal Year, the GP shall provide to each Partner a schedule setting forth, for the prior Fiscal Year, an estimate of the following amounts calculated in accordance with the Tax Act for the Partnership that will be allocated to such Partner for the prior Fiscal Year:

(i)	income or loss; and
(ii)	Canadian exploration expenses, Canadian development expenses, and other deductions and credits.
(f)
No later than 45 days after the beginning of each Fiscal Year, the GP shall provide to each Partner a schedule setting forth, for such Fiscal Year, a projection of the following amounts calculated in accordance with the Tax Act for the Partnership that will be allocated to such Partner for the Fiscal Year:

(i)	income or loss; and
(ii)	Canadian exploration expenses, Canadian development expenses, and other deductions and credits.
(g)
The GP shall prepare and make all Tax Filings which the Partnership is required to complete or which the Operator determines, in its sole discretion but with regard to the interests of all of the Partners, should be filed on behalf of the Partnership.

10.6	Other Tax Allocations
(a)
Notwithstanding Sections 10.1 and 10.3, for accounting purposes and for purposes of the Tax Act (and any correspondent provincial income tax legislation), “Canadian development expense” and “Canadian exploration expense” and other similar amounts which must be allocated to the Partners by the Partnership for each Fiscal Year pursuant to the Tax Act (“Resource Expenditures”) shall be allocated among the Persons  who are Limited Partners at the end of such Fiscal Year based on their Proportionate Share at that time, except that (i) where the Resource Expenditures arose as a result of the contribution or transfer of property (excluding cash) by a Limited Partner to the Partnership, the Canadian development expense, or such other amounts incurred by the Partnership as a result of such contribution or transfer such Resource Expenditures will be allocated solely to the Limited Partner that contributed or transferred such property, (ii) if the Partnership incurs Resource Expenditures in the future which are funded using cash contributed disproportionately by one or more Limited Partners, such Resource Expenditures shall be allocated to the Limited Partner or Limited Partners that funded the Resource Expenditures in proportion to the amount of funding thereof by such Limited Partner or Limited Partners, and (iii) if the Partnership incurs Resource Expenditures as a result of acquiring a Substituted Property, such Resource Expenditures shall be allocated to the Limited Partner, or proportionately among the Limited Partners, that who were allocated proceeds of disposition pursuant to paragraph 10.6(c)(i) or 10.6(c)(ii) in respect of the disposition of the initial property for which the Substituted Property was substituted up to the aggregate amount of the proceeds allocated to such Limited Partner(s), and the balance if any of the Resource Expenditures in respect of the Substituted Property shall be allocated to the Limited Partners in accordance with the other provisions of this Section.

(b)
To the extent that the net income of the Partnership for tax purposes for a particular Fiscal Year exceeds the amount that the net income of the Partnership for tax purposes would otherwise be for that Fiscal Year but for the fact that a particular Partner contributed property (excluding a “Canadian resource property” or a “foreign resource property”, each as defined in the Tax Act) to the Partnership on a tax-deferred basis pursuant to subsection 97(2) of the Tax Act (the “Excess Tax Income Amount”), the Excess Tax Income Amount shall be allocated solely to that particular Partner, and the amount, if any, by which the net income for tax purposes of the Partnership for that Fiscal Year exceeds the Excess Tax Income Amount shall be allocated amongst the Partners, including the particular Partner, in accordance with Section 10.3.

(c)
If the Partnership realizes net proceeds of disposition (after deduction of conveyancing costs or other costs incurred for the purposes of making such disposition) which must be allocated to the Partners by the Partnership pursuant to the Tax Act as a result of disposing of a “Canadian resource property” which (i) was transferred to the Partnership by a Partner or was acquired using cash contributed by a Partner in circumstances to which Resource Expenditures relating to the acquisition thereof were allocated in accordance with paragraph 10.6(a)(ii), (ii) was transferred to the Partnership on a tax-deferred basis pursuant to subsection 97(2) of the Tax Act, or (iii) is a Substituted Property, then such net proceeds of disposition shall be allocated as follows:

(i)
if the property is not a Substituted Property, such net proceeds of disposition will shall first be allocated to the Partner(s) that transferred the property or contributed cash to the Partnership up to an amount equal to the aggregate of (i) the amount of Resource Expenditures allocated to such Partner(s) in the circumstances described in paragraph 10.6(a)(i) or 10.6(a)(ii), and (ii) if such Canadian resource property was contributed to the Partnership by a Partner on a tax-deferred basis pursuant to subsection 97(2) of the Tax Act applicable, the difference between the fair market value of the property and the elected amount in respect of such property, each as set out in the joint election filed by the Limited Partner under subsection 97(2) of the Tax Act, as the case may be, shall be allocated to such contributing Partner; or

(ii)
if the property is a Substituted Property, such net proceeds of disposition will shall first be allocated to the Partner(s) who transferred the initial property or contributed cash in respect of the initial property for which the Substituted Property was substituted up to the amount of Resource Expenditures exclusively or disproportionately allocated to such Partner(s) under paragraph 10.6(a)(i) or 10.6(a)(ii) in respect of the acquisition of the Substituted Property, and the balance, if any, of the such net proceeds of disposition realized by the Partnership on the disposition of the particular property, shall be allocated amongst the Partners, including the particular Partner, in accordance with paragraph 10.6(b).

(d)	For purposes of this Section 10.6, a property of the Partnership will be a “Substituted Property” in the following circumstances:
(i)
the Partnership disposes of a property (the “initial property”) which (a) was previously acquired by the Partnership in circumstances to which the exception to the ordinary pro-rata allocation as set out in [paragraph a] applied to result in an allocation of Resource Expenditures exclusively or disproportionately to a Partner, or (b) was transferred to the Partnership on a tax deferred basis pursuant to subsection 97(2) of the Tax Act; and

(ii)
in the same fiscal year that the initial property is disposed of, the Partnership acquires a new “Canadian resource property” or a “foreign resource property” in exchange for the initial property or using proceeds realized by the Partnership from the sale of the initial property (such new property being the “Substituted Property”).

ARTICLE 7
RECORDS AND REPORTING
11.1	Partnership Records
(a)	The GP shall maintain and keep the Partnership’s books and records (“Partnership Records”) and, without limitation, shall keep accurate records of:
(i)	the Proportionate Share of each Partner;
(ii)	the Contributions made by each Partner;
(iii)	the Distributions made to each Partner;
(iv)	Partner capital accounts (“Capital Accounts”) which show, at any time, the capital of each Partner in the Partnership calculated as follows:
(A)	in respect of each Partner, capital = A + B + C — D — E — F – G where:
A = the aggregate dollar value of all Contributions made by such Partner in consideration for Partnership Interests before that time;
B = the dollar amount of capital transferred to the Partner as a result of an acquisition of a Partnership Interest from another Partner before that time;
C = the aggregate dollar value of income of the Partnership allocated to such Partner pursuant to Section 10.3 before that time;
D = the dollar amount of capital transferred from the Partner as a result of a sale of a Partnership Interest to another Partner before that time;
E = the aggregate dollar value of losses of the Partnership allocated to such Partner pursuant to Section 10.3 before that time;

F = the dollar amount of capital disposed of by the Partner as a result of a transfer of a Partnership Interest to another Person before that time; and
G  = the aggregate of all Distributions made to such Partner by the Partnership before that time;
(v)	financial statements and records;
(vi)	calculations of taxable income and related exploration and development pools for each Partner;
(vii)	taxation records and returns;
(viii)
loans to the Partnership made by a Partner, including the principal amount thereof, the interest rate thereon, the date of advance, all interest accrued thereon and all payments of principal and interest made by the Partnership to the Partner in respect thereof; and

(ix)	records of the proceedings of the GP Board and Partners.
(b)
Partnership Records required to be kept pursuant to this Article 11 which are required to be maintained by any applicable Law for a stipulated period of time, shall be maintained at a minimum for such stipulated period and otherwise for a period of time consistent with good commercial practice but, in any event, not less than for a period of seven years after the end of the year to which such record applies.

(c)
Each Partner shall have the right at all reasonable times during ordinary business hours to audit the Partnership Records and international controls and to examine and make copies or extracts of or from Partnership Records. Such right may be exercised through any agent or employee of such Partner thereof designated by it. Each Partner shall bear all expenses incurred by it in any such examination.

(d)
At the request of a Partner made at any time prior to the expiry of the periods referred to in Section 11.1(b), the Partnership will promptly provide that Partner with copies of any Partnership Records, provided that if such records are required for any judicial or regulatory proceeding a Partner may have the use of originals. The Partnership will provide such copies or originals to the requesting Partner at a nominal cost unless the records requested are voluminous, in which case, the requesting Partner will reimburse the Partnership any reasonable costs incurred by the Partnership in providing copies or originals of the Partnership Records.

11.2	Financial Statements
The GP shall prepare quarterly and annual financial statements of the Partnership in accordance with IFRS and such other financial information that will enable the Partners to obtain the information necessary for Partners to prepare and maintain accounting, tax and other financial records and to prepare and file applicable Tax Filings in accordance with this Agreement and as required by applicable Law. The GP shall prepare, or cause to be prepared, and deliver to each Partner:

(a)
for each Fiscal Year, audited financial statements of the Partnership, which comprise the statements of financial position, of earnings, of changes in Partners’ capital and of cash flows and related notes, prepared in accordance with IFRS. A copy of such audited annual financial statements shall be delivered to each Partner within 60 days after the end of each Fiscal Year and the Partnership will use its best efforts to provide audit clearance for group reporting purposes within a reasonable time, to be agreed by the partners before the year end. A sample calculation of Income for the Partnership is set out in Schedule D;

(b)
for each quarterly period in each Fiscal Year, unaudited condensed interim financial statements of the Partnership, which comprise the statements of financial position, of earnings, of changes in Partners’ capital and of cash flows, and selected explanatory notes prepared in accordance with IFRS. A copy of such unaudited condensed interim financial statements shall be delivered to each Partner within 10 Business Days of the end of each such quarter and the Partnership will use its best efforts to provide audit clearance for group reporting purposes within 15 Business Days; and

(c)	such other reports as the Partnership may be required by Law to deliver to Partners.
11.3	Appointment of Auditor and Audits
(a)
Unless changed by a Unanimous Resolution, the auditor of the Partnership shall be the auditor of the GP and the Operator, if the Operator is a Partner and otherwise such Person as is agreed by Unanimous Resolution.

(b)
The Operator will cause the Auditor to conduct an audit (the “Annual Audit”) of the accounting and financial records for a Fiscal Year (or other accounting period) within 60 days following the end of any Fiscal Year (or, if the GP Board has adopted an accounting period other than the Fiscal Year, within 60 days after the end of such period). If requested by the GP Board, the Operator will cause the Auditor to complete an interim review of quarterly financial statements. The Partners shall have access to the books and records of the Partnership for the purpose of conducting an audit or review of the accounting and financial records of the Partnership. All written exceptions to and claims upon the Operator for discrepancies disclosed by such audit shall be made not more than three months after receipt of the audit report. Failure to make any such exception or claim within the three month period shall mean the audit is deemed to be correct and binding upon the Partners. The Annual Audit shall be conducted by the Auditor and the costs thereof shall be charged to the Partnership Account.

ARTICLE 8
TERMINATION OF PARTNERSHIP
12.1	Dissolution and Termination
Subject to Section 12.2 and to such filings and recordings as are required by Law, the Partnership shall be automatically dissolved and shall terminate upon the event or events first occurring as set forth below, which shall be the exclusive means for dissolution and termination of the Partnership:

(a)	the determination of the GP Board to dissolve and terminate the Partnership by Unanimous Resolution;
(b)
the Partnership makes an assignment for the benefit of its creditors generally or files a proposal under the Bankruptcy and Insolvency Act (Canada) or a receiving order is made or a petition is filed under the Bankruptcy and Insolvency Act (Canada) against the Partnership;

(c)	a judgment or order is issued by any court of competent jurisdiction ordering the winding-up or other liquidation or dissolution of the Partnership; or
(d)	upon one Person holding all the Partnership Interests.
Except as specifically provided in this Agreement, no Partner may withdraw from the Partnership or have the right to ask for the dissolution of the Partnership without the prior written consent of the other Partners.
12.2	Liquidation of Assets
Subject to applicable Law, upon the dissolution of the Partnership for any reason other than pursuant to Section 12.1(d) whatsoever, the affairs of the Partnership shall be wound up as promptly as practicable by the Partnership or by such liquidator as the GP Board may decide to appoint.
12.3	Distributions Upon Dissolution
Unless otherwise agreed by the Partners, the net proceeds from the liquidation of the Partnership Assets shall be distributed as follows:
(a)	first, to pay costs involved in the liquidation of the Partnership and in the distribution of the Partnership Assets;
(b)	second, to make payments necessary to discharge Encumbrances registered against the Partnership Assets, as the case may be, in respect of liabilities of the Partnership to creditors;
(c)
third, to make payments necessary to satisfy all other debts, liabilities or obligations of the Partnership to creditors, other than debts, liabilities and obligations to any Partner or debts, liabilities and obligations to be assumed by a Partner in connection with the liquidation of the Partnership;

(d)
fourth, to segregate amounts necessary to discharge Continuing Obligations or to purchase for the account of the Partners, all required letters of credit, surety bonds or other security for the performance of such obligations as may be required by any Governmental Authority having jurisdiction;

(e)
fifth, to provide for such reserves as the GP Board (or the liquidator) may deem reasonably necessary to repay any contingent or unforeseen liabilities or obligations of the Partnership, as determined by the GP Board, other than liabilities and obligations to any Partner or liabilities and obligations to be assumed by a Partner in connection with the liquidation of the Partnership;

(f)
sixth, to make payments necessary to satisfy all debts, liabilities and obligations of the Partnership to the Partners (other than debts, liabilities and obligations to be assumed by a Partner in connection with the liquidation of the Partnership);

(g)
seventh, to provide for such reserves as the GP Board (or the liquidator) may deem reasonably necessary to repay any contingent or unforeseen liabilities or obligations of the Partnership to the Partners (other than debts, liabilities and obligations to be assumed by a Partner in connection with the liquidation of the Partnership);

(h)	eighth, to distribute the Contributions comprising the balance of the GP Interest as of the date of dissolution to the GP; and
(i)	ninth, to distribute any balance then remaining to the Partners in accordance with their Proportionate Share as of the date of dissolution.
12.4	Events Not Causing Dissolution
Subject to the applicable Law, the Partnership shall not be dissolved or terminated except in accordance with this Agreement and, in particular, but without limitation, the Partnership shall not be dissolved or terminated by the actual or deemed resignation, removal, bankruptcy, insolvency, receivership or withdrawal of any Partner or by the Transfer of any Proportionate Share or any other interest in the Partnership.
12.5	Tax Considerations
Subject to Section 12.3, the GP Board shall use reasonable efforts to cause the dissolution of the Partnership to be effected in a manner that is tax efficient for the Partnership and the Partners, provided that any Distribution of Partnership Assets to any Partner other than cash shall require a Unanimous Resolution.
12.6	Operation After Dissolution of Partnership
Upon the dissolution of the Partnership pursuant to this Agreement, and notwithstanding the dissolution, the Partnership Business shall continue to be operated pursuant to this Agreement so far as may be necessary to wind up the affairs of the Partnership, but not otherwise, and any authority which, pursuant to this Agreement, a Partner may have to bind the Partnership shall continue (except in the case of a Partner who is bankrupt or insolvent) and the other rights and obligations of the Partners under this Agreement shall continue, notwithstanding the dissolution, for such limited purposes.
12.7	Termination Not to Affect Rights or Obligations
The termination of this Agreement or the dissolution of the Partnership for any cause: (a) shall not release any Partner from any liability which at the time of dissolution had already accrued to the Partner or which thereafter may accrue in respect of any act or omission prior to completion of the liquidation process; and (b) shall not affect or prejudice any rights or obligations which have accrued or arisen under this Agreement prior to the time of termination and such liabilities, rights and obligations shall survive the termination of this Agreement.

ARTICLE 9
TRANSFER OF PARTNERSHIP INTEREST
13.1	Restriction on Transfers of Partnership Interest
Unless otherwise approved by Unanimous Resolution, a Partner shall not Transfer, directly or indirectly, the whole or any part of its Partnership Interest, except as provided in this Article 13 or as otherwise required or permitted by this Agreement. Any non-complying purported Transfer shall be of no effect.
13.2	Permitted Transfers
A Partner (in this Section 13.2, the “Disposer”) may at any time Transfer all or any part of its Partnership Interest to a Wholly-Owned Affiliate (in this Section 13.2 such Wholly-Owned Affiliate, the “Disposee”) on the condition that such Disposee agrees, in a form acceptable to the GP Board, that if the Disposee ceases to be a Wholly-Owned Affiliate of the Disposer for any reason whatsoever, to immediately reassign to the Disposer all of the Partnership Interest that had been Transferred to it. For greater certainty, a Transfer by a Partner to a Wholly-Owned Affiliate is not subject to Section 13.3.
13.3	Right of First Offer
(a)
A Partner (the “Selling Party”) may sell all, but not less than all, of its Partnership Interest (the “Sale Interest”) provided that the Selling Party shall first offer the Sale Interest to the other Partners in the manner set forth below:

(i)	the Selling Party shall deliver a notice in writing to each other Partner offering to sell the Sale Interest to such other Partners (the “ROFO Notice”);
(ii)
each of the other Partners shall have 30 days from the date of receipt of the ROFO Notice to submit a detailed written offer to the Selling Party offering to acquire the Sale Interest including the price, the form of consideration, the conditions precedent contemplated Section 13.6 and any other material terms of the offer (the “ROFO Offer”);

(iii)	any ROFO Offer shall be irrevocable and open for acceptance for not less than 10 days after the date on which the ROFO Offer was delivered to the Selling Party (the “Acceptance Period”);
(b)
At any time within the Acceptance Period, the Selling Party Partner may deliver a notice (the “Acceptance Notice”) to the Partner that delivered a ROFO Offer confirming that it wishes to accept the ROFO Offer. If the Selling Party deliver more than one Acceptance Notice, the Selling Party shall sell to more than one Partner, and such Partners shall purchase, the Sale Interest on a pro-rata basis. Any sale of the Sale Interest pursuant to this paragraph 13.3(b) shall be completed within 30 days following the expiry of the Acceptance Period.

(c)
If the Selling Party does not deliver an Acceptance Notice to any Partner within the Acceptance Period, the rights of the other Partners to purchase the Sale Interest shall terminate and the Selling Party may sell the Sale Interest to any other Person provided that:

(i)
the sale is completed within 90 days of the expiry of the Acceptance Period (other than in circumstances where the Selling Party requires regulatory approval(s) in order to complete the sale, in which case, the Selling Party will have an additional 90 days in which to complete the sale); and

(ii)	such sale is completed on terms that are more favourable to the Selling Party than the terms contained in the ROFO Offer.
(d)
If the Selling Party does not complete the sale of the Sale Interest to a third Person within the timeframe provided by Section 13.3(c)(i), the obligations set out in this Section 13.3 shall again apply with respect to any such sale.

(e)
In the case of a sale by New Gold, if a third party purchaser acquiring the Sale Interest is not a Pre-Approved Purchaser, OTPP shall have the right to sell, and such Person shall be obligated to purchase, all, but not less than all, of OTPP’s Partnership Interests at a cash purchase price equal to the greater of: (i) an amount that results in [Internal rate of return calculation redacted]; and (ii) an amount equal to the FMV of the Partnership Interests as determined by a Third Party Valuator.

13.4	Sale to Third Party
If a Selling Party completes a sale to a third party pursuant to Section 13.3, the Selling Party and the third-party purchaser shall provide a certificate to the other Partners that the third party sale has been completed, in all respects, in accordance with Section 13.3, as applicable. For a period of 30 days following receipt of such certificate (the “Sale Review Period”), any Partner shall be permitted on request notice to the Selling Party and the third-party purchaser to be provided with reasonable access to the closing documentation relating to such third-party sale.
13.5	No Obligation to See to the Execution of Trust or Equity
Except as provided in this Article 13, the Partnership shall not be bound to recognize or see to the execution of any trust, whether express, implied or constructive, or any Encumbrance or equity, to which any Partnership Interest is subject, nor to ascertain or inquire whether any sale or transfer of any Partnership Interest or any interest therein by a Partner is authorized by such trust, Encumbrance or equity, nor to recognize any Person as having any interest in, or rights of an owner of, a Partnership Interest other than the Partner recorded in the Partnership Records as the holder of a Partnership Interest.
13.6	Conditions Precedent to Sales and Assignments
Unless otherwise agreed by all the Partners, any Transfer by a Partner (in this Section 13.6, the “Disposer”) of the whole or any part of its Partnership Interest, whether pursuant to this Article or otherwise pursuant to this Agreement, which is made otherwise than to or in favour of an existing Partner (in this Section 13.6, the “Disposee”) shall be subject to satisfaction of the following conditions precedent:

(a)
the Disposee entering into a deed with the Partners in form and substance acceptable to the Partners whereby the Disposee acknowledges having received a true copy of this Agreement, makes the representations, warranties and covenants contained in Section 3.1, and becoming a signatory to and being bound by this Agreement and to perform the Disposer’s obligations thereunder;

(b)
the Disposee obtaining all necessary authorizations of Governmental Authorities and any other Persons either unconditionally or subject only to conditions as do not adversely affect the Partnership Business or Partnership Interest of any Partner (and in particular, but without limitation, which do not require the Partnership or any Partner other than the Disposer to divest the whole or any part of the Partnership Business or its Partnership Interest or to restructure the ownership control of its Partnership Interest);

(c)
no Transfer shall relieve the Disposer of its share of any liability, whether accruing before or after such Transfer, which arises out of operating the Partnership Business or the Partnership Assets prior to such Transfer;

(d)
no Transfer may be made that will violate, or any result in the cancellation of, any material permits, licenses or similar authorization or any material contract or any other material right or interest included in Partnership Assets;

(e)	the transferring Partner shall bear all tax consequences of the Transfer;
(f)
prior to or upon settlement of that Transfer, the Disposee paying to each other Partner all amounts which the Disposer is obliged to pay to the other Partner under the terms of this Agreement (unless those amounts have previously been paid by or on behalf of the Disposee); and

(g)	the identity of the Disposee being acceptable to the Partners, acting reasonably.
13.7	Permitted Charges
Subject always to the provisions of this Agreement, a Partner (in this Section 13.7 referred to as the “Charging Partner”) may, after first notifying each of the other Partners in writing, create or grant a mortgage, charge or other similar security interest over or in respect of the whole or any part of its Partnership Interest (including, without limitation, any or all of its rights under this Agreement) in order to secure any loan or other financial accommodation provided to it for purposes directly related to the conduct of the Partnership Business, if and only if the following conditions precedent are satisfied (unless waived or modified by Unanimous Resolution):
(a)
all costs and expenses (including any Taxes payable) in connection with any Encumbrance so granted or created (in this Section 13.7 referred to as a “Permitted Charge”) shall be borne and paid by the Charging Partner;

(b)	the Permitted Charge shall be in writing and the instrument by which it is granted or created shall incorporate any provisions as shall be necessary to give effect to this Agreement;
(c)
each person entitled to the benefit of the Permitted Charge (in this Section 13.7 referred to as a “Permitted Chargee”) and any Person claiming through the Permitted Chargee or under the Permitted Charge (including, without limitation, any receiver or receiver and manager appointed under or pursuant to the Permitted Charge) shall, in the enforcement circumstances described in Section 13.7(g), be made expressly subject to and shall be required to comply with the provisions of this Agreement;

(d)
the Permitted Chargee and any Person claiming through the Permitted Chargee or under the Permitted Charge is and shall be a resident of Canada for purposes of the Tax Act or, if a partnership, is a “Canadian Partnership” for purposes of the Tax Act;

(e)	the Permitted Charge shall rank in point of security after any security the Partners grant in favour of each other to secure the performance of this Agreement;
(f)
the Permitted Chargee shall have duly executed and delivered to each Partner and the Partnership an agreement reasonably acceptable to the Partners to effect this Section 13.7 and ensure confidentiality is maintained;

(g)
the Permitted Charge shall expressly provide that the Permitted Chargee in the exercise or enforcement (in consequence of any default of the Charging Partner or of any other event causing the security of that charge to become enforceable) of any power of sale or other power of enforcement of its security conferred upon the Permitted Chargee shall be subject to the provisions of this Agreement;

(h)	the Permitted Charge shall expressly deny the Permitted Chargee the right to foreclose upon any Partnership Assets;
(i)
the Permitted Charge shall provide that the Permitted Chargee and any person claiming through or under the Permitted Chargee shall not seek partition or the establishment of a trust for sale or take any action (whether by any court or otherwise) for partition or sale in lieu of partition during the continuance of this Agreement of any Partnership Assets or any other property in which the Charging Partner has an interest with any other Partner under this Agreement; and

(j)
the Permitted Charge shall provide that the Permitted Chargee and any person claiming through or under the Permitted Chargee shall not without the prior consent of the Partners (other than the Charging Partner) waive, release, surrender or forfeit or permit to be waived, released, surrendered or forfeited any mining or mineral interests or any part of any of them.

The creation of a Permitted Charge in accordance with this Section 13.7 shall not constitute a Transfer for the purposes of this Agreement, provided that the eventual enforcement of such Permitted Charge as contemplated in Section 13.7 shall constitute a “Transfer” for the purposes of this Agreement and be subject to the restrictions on Transfers set forth in this Agreement, including those set forth in Sections 13.3, 13.4 and 13.7.

13.8	Indirect Transfer
A Change of Control of a Partner shall be deemed to be a “Transfer” of such Partner’s Partnership Interest for the purposes of this Agreement and such deemed Transfer shall be subject to the restrictions on Transfers set forth in the Agreement, including those set forth in Sections 13.3, 13.4 and 13.7 Notwithstanding the foregoing, any take-over, amalgamation, plan of arrangement or other similar transaction in respect of any such Person which is a publicly traded entity shall not constitute a Transfer for the purposes of this Agreement; provided that, in the event that a third-party purchaser acquiring Control of New Gold, or any publicly-traded successor thereof, is not a Pre-Approved Purchaser, OTPP shall have the right to sell, and such Person shall be obligated to purchase, all, but not less than all, of OTPP’s Partnership Interests at a cash purchase price equal to the greater of: (i) an amount that results in [Internal rate of return calculation redacted]; and (ii) an amount equal to the FMV of the Partnership Interests as determined by a Third Party Valuator.
13.9	Compulsory Acquisition Option on Insolvency
If any Partner becomes an Insolvent Partner, the other Partners or their nominees shall have an option to acquire the Partnership Interest of such Insolvent Partner, on a pro rata basis if more than one Partner elects to acquire such Partnership Interest, for a cash purchase price determined by agreement with the Insolvent Partner or its legal representatives to be FMV. The other Partners may exercise such option to purchase its pro rata share of the Partnership Interest by written notice to the Insolvent Partner and/or its legal representatives given within 30 days of first becoming aware of the Partner becoming an Insolvent Partner. If no agreement is reached on the FMV of the Partnership Interest held by the Insolvent Partner within 30 days of giving such notice, the matter shall be deemed to be a Dispute under this Agreement and shall be resolved in accordance with Article 15.
13.10	New Gold Exclusion
Nothing in Article 13 shall prevent or restrict New Gold from Transferring its Partnership Interest by creating or granting a charge, mortgage or other similar security interest over all or any part of its Partnership Interest and in particular, the provisions of Section 13.7 shall not apply to New Gold.  The Partners acknowledge and agree that New Gold has at the date hereof charged its Partnership Interest in favour of its lenders as security in respect of lending facilities which relate to all of New Gold’s operations.
13.11	Diligence Access
A Partner contemplating a potential sale of all, but not less than all, of its Partnership Interest may, at the risk of such Partner, grant access to the Partnership Property to any third party to whom such Partner bona fide contemplates such potential sale that agrees to comply with customary confidentiality obligations in favour of each Partner provided that such Partner first provides reasonable advance notice in writing to the other Partner.  Access to such third party shall occur during reasonable working hours for the purposes of due diligence in respect of the Partnership Property. The selling Partner must ensure that such third party causes minimal inconvenience to or interference with the Operator or contractors or subcontractors of the Operator in the conduct of Partnership Business and strictly complies with all safety regulations or instructions promulgated or given by or on behalf of the Operator.  The Operator shall cooperate with the selling Partner in connection with such diligence activities and shall cause its personnel to be available during such reasonable working hours for informational sessions with such third party.

ARTICLE 10
CONFIDENTIALITY
14.1	General
The terms of this Agreement and all information obtained in connection with the performance of this Agreement and relating to the Partnership Business shall be the exclusive property of the Partners and, except as provided in Section 14.2, shall not be disclosed to any third party or the public without the prior written consent of all Partners, which consent may be arbitrarily withheld.
14.2	Exceptions
The consent required by Section 14.1 shall not apply to any disclosure of confidential information:
(a)	to an Affiliate, advisor, consultant, contractor or subcontractor that has a legitimate business need to know;
(b)
to any third party to whom the disclosing Partner bona fide contemplates a Transfer of all or any part of its interest in or to this Agreement, or all or any part of its Partnership Interest, and such third party has a legitimate business need to know and agrees to comply with customary confidentiality obligations in favour of each Partner;

(c)	to a Governmental Authority or to the public which the disclosing Partner believes in good faith is required by applicable Law or the rules of any relevant stock exchange; or
(d)	to any actual or potential lender or underwriter that has a legitimate business need to know.
In any case to which Section 14.2(b), Section 14.2(c) or Section 14.2(d) is applicable, the disclosing Partner shall give notice to all the other Partners concurrently with the making of such disclosure specifying the entity receiving the information and the reason for the disclosure. This notice shall include a summary of the information disclosed and, if requested by any other Partner, copies of all confidential information delivered by the disclosing Partner. Prior to any disclosure pursuant to Section 14.2(b) or Section 14.2(d), the Person to whom disclosure is proposed to be made shall first agree in writing to protect the confidential information from further disclosure to the same extent as the Partners are obligated under this Article 14.

14.3	Duration of Confidentiality
The provisions of this Article 14 shall apply during the term of this Agreement and for two years following termination of this Agreement and shall continue to apply to any Partner who withdraws, who is deemed to have withdrawn, or who Transfers its Partnership Interest, for two years following the date of such withdrawal or Transfer.
14.4	Internal Proprietary Information
(a)	Subject to (b) below, all intellectual property rights of a Partner will remain the property of such Partner.
(b)
All intellectual property rights in any new invention, technological developments or improvement to an existing invention created or developed in connection with or for the purposes of the Partnership will become and remain the property of the owner of the original property rights.

(c)
A Partner that is the owner of intellectual property rights licensed or used pursuant to this Agreement shall indemnify and save the other Partners harmless from all claims and related costs and damages based on an allegation that any of the intellectual property rights infringes the proprietary rights of any third party.

(d)
If a Partner ceases to be entitled to use any intellectual property rights it has made available for use in the Partnership Business, it shall immediately notify the other Partners and will not be liable in respect of any infringement claim for the unauthorized use of such intellectual property rights from the date of notification.

14.5	Public Announcements
Except as provided in Section 14.2, each Partner shall consult with and obtain the consent of the other Partner or Partners (which consent is not to be unreasonably withheld) prior to making or issuing any public announcement, press release, or similar publicity or disclosure with respect to this Agreement or any agreement entered into contemporaneously herewith or with respect to any activities under this Agreement or any such other agreements. As early as practicable, and not less than 24 hours, before a Partner makes any public announcement concerning this Agreement or activities undertaken pursuant hereto (unless the disclosing Partner demonstrates that earlier disclosure is required by Law), such Partner shall first give the other Partners notice of the intended announcement, including a copy of such proposed announcement, and the other Partner shall have the right to comment on such announcement. If a Partner is required by Law to make earlier disclosure, it will provide a copy of such disclosure to the other Partners as soon as practicable thereafter.
ARTICLE 11
DISPUTES
15.1	Dispute Procedures
Any dispute, controversy or claim arising out of or relating to this Agreement (“Dispute”), including any question regarding its existence, interpretation, validity, breach or termination or the business relationship created by it shall be resolved as follows:

(a)	Any Dispute shall first be referred to the GP Board for resolution.
(b)
In the event the GP Board is unable to resolve the Dispute within 30 days of the Dispute being referred to it, then the matter in Dispute shall be referred to the senior officers of the Partners (or the parent corporation of a Partner, if applicable), specifying in detail the Dispute, and such senior officers shall meet and use reasonable efforts to resolve the Dispute.

(c)
If the senior officers of the Partners are unable to resolve the Dispute within 10 Business Days of the matter being referred to them, or if any senior officer refuses or is unable to participate in a meeting to resolve the Dispute within such 10 Business Days, then the Dispute shall be settled using the arbitration provisions described below.

(d)
The Partners will engage a third party to resolve Disputes that are not resolved using the procedures set out above. The Partners intend that Disputes solely relating to the operation of the Partnership Business involving the exercise of commercial or financial judgment be resolved promptly and informally provided that any Partner may, by written notice to the other Partners, require a formal arbitration proceeding be adopted. Disputes involving legal rights of the Partners shall be resolved using formal arbitration procedures.

(e)
The third party shall be qualified by experience and skill in the area(s) covered by the Dispute and, unless all Partners agree in writing following full disclosure of any facts giving rise to a possible conflict, free from legal or business conflicts of interest in relation to the Partners and the Partnership.

(f)
The third party will have the powers of an arbitrator under the provisions of the ADRIC Arbitration Rules of the ADR Institute of Canada Inc. then in effect, and shall be entitled to finally determine the Dispute, including all procedures, and questions of law, fact and mixed fact and law without reference or appeal to any court. The arbitration will be governed by the laws of Ontario and the laws of Canada applicable therein, and judgment upon the award rendered by the third party arbitrator may be entered in any court having jurisdiction. The place of arbitration shall be Toronto, Ontario and the arbitration will be conducted in English. The decisions of the third party shall be final and binding on the Partners.

(g)
Any of the Partners may propose in writing the appointment of the third party to resolve the Dispute. Within 10 Business Days after a Partner has identified in writing the proposed third party, the proposed third party will be appointed unless any other Partner objects in writing to the appointment, in which case the Partners must, within the 10 Business Day period, agree on an individual to be appointed as the third party. If the Partners do not agree upon the selection of the third party within such 10 Business Day period, any Partner may apply to a court of competent jurisdiction in British Columbia for the appointment of the third party.

(h)
Within 10 Business Days following the appointment of the third party, each of the Partners will submit to the third party, and to the other Partner, a brief written summary of the Dispute, the specific remedy, decision or relief sought, and the proposed procedures, if any, to be followed by the third party in resolving the Dispute.

(i)
The third party shall then confer with the Partners and either resolve the Dispute without further procedures or formalities, or set out the procedures to be followed in resolving the Dispute. Any substantive or procedural decision of the third party shall be in writing, with copies provided to the Partners and their legal counsel.

(j)
Any conferences, meetings or hearings shall take place in Toronto, Ontario or in such other place as the Partners shall agree upon in writing, provided, however, that the third party may confer with the Partners and their counsel by telephone conference call. Any conferences, meetings or hearings shall be conducted in English unless otherwise agreed by the Partners. All conferences, meetings and hearings will be in private unless the Partners otherwise agree. Any Partner may be represented at any conferences, meetings or hearings by legal counsel.

The provisions of this Agreement providing for the resolution of Disputes shall not operate to prevent recourse to the court by any Partner as permitted by applicable law with respect to injunctions, receiving orders and orders regarding the detention, preservation and inspection of property, or whenever enforcement of an arbitration award reasonably requires access to any remedy which an arbitrator has no power to award or enforce.
ARTICLE 12
GENERAL PROVISIONS
16.1	Notices
All notices, payments and other required communications pursuant to this Agreement (“Notices”) shall be in writing, and shall be delivered or sent by electronic communications, addressed respectively as follows:
(a)	in the case of a Notice to the Partnership and the Operator at:
New Afton Limited Partnership
181 Bay St #3320
Toronto, ON M5J 2T3
Attention: ●
Email: ●
with a copy to each Partner addressed as set out below.
(b)	in the case of a Notice to New Gold at:
New Gold Inc.
181 Bay St #3320
Toronto, ON M5J 2T3
Attention: General Counsel
Email: general.counsel@newgold.com

(c)	in the case of a Notice to OTPP at:
●
Attention: ●
Email: ●
All Notices shall be given (i) by personal delivery to the Partner if delivered during normal business hours, or (ii) by electronic communication, with a confirmation sent by registered or certified mail return receipt requested, or (iii) by registered or certified mail return receipt requested. All Notices shall be effective and shall be deemed delivered (i) if by personal delivery on the date of delivery if delivered during normal business hours, and, if not delivered during normal business hours, on the next Business Day following delivery, (ii) if sent electronically: 1) at the time shown in the delivery confirmation report generated by the sender's email system; or 2) if the sender's email system does not generate a delivery confirmation report within 12 hours after the time the email is sent, unless the sender receives a return email notification that the email was not delivered, undeliverable or similar, at the time which is 12 hours from the time the email was sent, and (iii) if solely by mail on the next Business Day after actual receipt. A Partner may change its address by Notice to the other Partner.
16.2	Waiver
The failure of a Partner to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit the Partner’s right thereafter to enforce any provision or exercise any right.
16.3	Amendment
No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by all Partners and, unless otherwise specified, no consent or approval by any Partner, shall be binding unless executed in writing by the Partner to be bound thereby.
16.4	Force Majeure
(a)
Except for any obligation to make payments when due hereunder, and except for the obligations of the Operator to continue operations to the extent appropriate in the circumstances to preserve the Partnership Assets, the cost of which will be borne by the Partnership, the obligations of a Partner shall be suspended to the extent and for the period that performance is prevented by any cause, whether foreseeable or unforeseeable, that is beyond its reasonable control, including: labour disputes (however arising and whether or not employee demands are reasonable or within the power of the Partner to grant); acts of God; laws, regulations, orders, proclamations, instructions or requests of any Governmental Authority; judgments or orders of any court; inability to obtain on reasonably acceptable terms any public or private license, permit or other authorization; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of federal, provincial or territorial or local environmental standards; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection or rebellion; fire, explosion, earthquake, storm, flood, sink holes, drought or other adverse weather conditions; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors’ or subcontractors’ shortage of, or inability to obtain, labour, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; actions by native rights, environmental or local community pressure groups; or any other cause whether similar or dissimilar to the foregoing. The affected Partner shall promptly give notice to the other Partners of the suspension of performance, stating therein the nature of the suspension, the reasons therefor, and the expected duration thereof. The affected Partner shall resume performance as soon as reasonably possible and, in any event, upon the termination of the event of force majeure. Commercial frustration, commercial impracticability or the occurrence of unforeseen events rendering performance hereunder uneconomical shall not constitute an excuse of performance of any obligation imposed hereunder.

(b)	In the event that any Partner asserts that an event of force majeure has occurred, it shall give notice in writing to the other Partners specifying the following:
(i)	the cause and nature of the alleged event of force majeure;
(ii)	a summary of the action it or its representatives, agents, contractors or employees have taken to the date of such notice to correct or terminate the alleged event of force majeure; and
(iii)	the reasonably expected duration of the period of force majeure.
(c)
Any Partner asserting an event of force majeure shall provide ongoing periodic notice in writing to the other Partners with respect to such events of force majeure, including the matters set out in Section (b) above, within 15 days of the end of each calendar month during the period of force majeure and shall provide prompt notice in writing to the other Partners upon the termination of the event of force majeure.

16.5	Further Assurances
The Partners shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Partner shall provide such further documents or instruments required by any other Partner as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.
16.6	Survival of Terms and Conditions
The following Sections shall survive the termination of this Agreement to the full extent necessary for their enforcement and the protection of the Partner in whose favour they run: Sections 3.4, 3.5, 3.6 and Articles 12, 14 and 15.
16.7	Successors and Assigns
This Agreement may not be assigned by a Partner without the consent of the other Partners. This Agreement shall be binding upon and enure to the benefit of the Partners and their respective successors (including any successor by reason of amalgamation of any Partner) and permitted assigns.

16.8	Waiver of Rights of Partition and Sale
Each Partner hereby waives and releases all rights of partition or of sale in lieu thereof (judicial or otherwise), or other division of Partnership Assets, including any such rights provided by statute and all similar rights applicable in British Columbia, any jurisdiction where the Partnership Property is located or any other applicable jurisdiction.
16.9	Expense and Commissions
Each Partner shall pay its own legal and other costs and expenses incurred in connection with this Agreement and agrees to save harmless each other Partner from and against any and all claims whatsoever for any commissions or other remuneration payable or alleged to be payable to anyone acting on its behalf.
16.10	Execution and Delivery
This Agreement may be executed by the Partners in counterparts and may be executed and delivered by facsimile, and all such counterparts and facsimiles shall together constitute one and the same agreement.

IN WITNESS WHEREOF the Partners have executed this Agreement as of the date first above written.
NEW GOLD INC.
By:
Name:
Title:
[OTPP]
By:
Name:
Title:

[GP Co]
By:
Name:
Title:

SCHEDULE A
AREA OF INTEREST

SCHEDULE B
GP BOARD APPROVAL MATTERS
The following matters require unanimous approval of the GP Board:
(a)	the determination to carry on the Partnership Business other than that described in Section 2.10 of the Agreement;
(b)	a reorganization of the structure of the Partnership in a manner that would disproportionately materially adversely affect the tax or financial consequences to a Partner;
(c)	issuances of Partnership Interests other than as contemplated in the Agreement;
(d)	all other matters expressly noted in the Agreement as requiring approval by a Unanimous Resolution;
(e)	a merger, arrangement, or other similar transaction involving substantially all of the Partnership Assets or Partnership Business;
(f)	a voluntary bankruptcy/insolvency proceeding or steps for the appointment of a receiver in respect of any material part of the Partnership Assets or Partnership Business;
(g)	the liquidation of the Partnership’s assets or dissolution of the Partnership;
(h)	a decision to continue the Partnership if the Partnership is terminated by operation of law;
(i)	any change in the Auditor;
(j)	any change to the Fiscal Year of the Partnership;
(k)	annual capital or operating Expenditures not included in an Approved Annual Program and Budget then in effect in excess of $10 million;
(l)	the granting of any royalty, Product streaming agreement or other third-party burden on account of the production or sale of Products by the Partnership other than use existing royalties;
(m)	the undertaking by the Partnership of hedging transactions for concentrate sales, if any;
(n)	the approval of any Expansion Project; and
(o)	any borrowings on behalf of the Partnership in excess of $5 million; and
(p)	any transactions between the Operator and an Affiliate of the Operator not included in an Annual Program or Budget in excess of $200,000;
The following matters require approval by a Special Resolution vote of the GP Board:
(a)	the approval of the draft program and budget of Partnership Business for each Fiscal Year;
(b)	the Partnership’s Distributions to be made to Partners; and
(c)	all other matters expressly noted in the Agreement as requiring approval by a Special Resolution.

SCHEDULE C
RESIDUAL PROPERTY RIGHTS
[To be completed at the Option Closing Date and to include existing royalties.]

SCHEDULE D
SAMPLE INCOME TAX ALLOCATION
Definitions
1.	In this Schedule:
(a)	“allowable capital losses” has the meaning given to that term in the Tax Act;
(b)	“capital property” has the meaning given to that term in the Tax Act;
(c)	“CCA” means the deduction permitted by paragraph 20(1)(a) of the Tax Act in computing income;
(d)	“CDE” has the meaning given to the term “Canadian development expense” in the Tax Act;
(e)	“CEE” has the meaning given to the term “Canadian exploration expense” in the Tax Act;
(f)	“cost amount” has the meaning given to that term in the Tax Act;
(g)	“depreciable property” has the meaning given to that term in the Tax Act;
(h)
“income” for a particular Partnership Taxation Year means the income, if any, of the Partnership from all sources (other than taxable capital gains and allowable capital losses from the disposition of property) computed in accordance with paragraph 96(1)(a) and subparagraph 96(1)(c)(ii) of the Tax Act for that Partnership Taxation Year;

(i)
“loss” for a particular Partnership Taxation Year means the loss (other than allowable capital losses from the disposition of property), if any, of the Partnership computed in accordance with paragraph 96(1)(a) and subparagraph 96(1)(c)(ii) of the Tax Act for that Partnership Taxation Year;

(j)	“Partnership Taxation Year” means any taxation year of the Partnership determined in accordance with paragraph 96(1)(b) of the Tax Act;
(k)	“taxable capital gains” has the meaning given to that term in the Tax Act;
(l)	“Taxation Year” has the meaning given to that term in the Tax Act;
(m)	“UCC” has the meaning given to the term “undepreciated capital cost” in the Tax Act;
Income Tax
2.
The Partnership shall, in computing its income or loss for each Partnership Taxation Year, claim the maximum amount of CCA and maximum amount of all other deductions, expenses and reserves as permitted by the Tax Act, unless the Operator Board, by way of an Unanimous Resolution, determines otherwise.

3.
The Partnership shall allocate CEE, CDE, losses and income arising in a particular Partnership Taxation Year on the basis of the Partner's Proportionate Share, unless otherwise required pursuant to Section 10.6 of the Agreement in which case such allocation shall be made as required pursuant to Section 10.6 of the Agreement.

4.
The Partnership shall allocate the following amounts amongst all of the Partners in proportion to their Proportionate Share during the particular Partnership Taxation Year, unless otherwise required pursuant to Section 10.6 of the Agreement in which case such allocation shall be made as required pursuant to Section 10.6 of the Agreement:

(a)	taxable capital gains and allowable capital losses arising in a particular Partnership Taxation Year, and
(b)
subject to Section 4 and Section 5, all other amounts not included in computing income or loss but which are allocable to the Partners for the purposes of the Tax Act with respect to the particular Partnership Taxation Year.

5.
Any Partner wishing to make a functional currency election under section 261 of the Tax Act shall not make such election without the prior consent of the other Partners, which consent shall not to be unreasonably withheld.

EXHIBIT “C”
STEP PLAN
1.	New Gold grants the FCF Royalty to OTPP for cash consideration of $300 million.
2.	New Gold incorporates a new Canadian corporation (“GP Co”) and New Gold subscribes for 100 newly issued common shares of GP Co for $100.
3.	New Gold contributes the New Afton Transferred Assets to the Partnership in consideration for the Partnership assuming the New Afton Obligations and a 54% Partnership Interest.
4.	GP Co contributes $10 in cash to the Partnership in consideration for a 100% GP Interest.
5.	OTPP contributes the FCF Royalty Agreement to the Partnership in consideration for a 46% Partnership Interest.
6.	FCF Royalty Agreement is cancelled by operation of law and is of no further force and effect.
7.	OTPP discharges any filed notices of royalty on the Properties.

C -1

EXHIBIT “D”
CONTRIBUTION AGREEMENT
THIS AGREEMENT is made as of the ____ day of ______________, 202___,
BETWEEN:
NEW GOLD INC., a corporation existing under the laws of the Province of British Columbia
(“New Gold”)
AND:
[OTPP LP],
(“OTPP”)
AND:
New Afton Limited Partnership, a limited partnership formed under the laws of the Province of Ontario among New Gold, OTPP and ●, by its general partner
(the “Partnership”)
WHEREAS:
A.
Pursuant to the FCF Royalty Agreement and the Purchase Agreement, New Gold and OTPP agreed to form the Partnership and have concurrently with the execution of this Agreement, formed the Partnership pursuant to a limited partnership agreement dated ●  among New Gold, OTPP and ● (the “Partnership Agreement”);

B.	[New Gold has delivered to OTPP, a statement setting out the Reimbursed Capital Costs in the amount of $________________, pursuant to Section 3.2 of the Purchase Agreement;]
C.
[OTPP has provided its election pursuant to Section 3.7 of the Purchase Agreement for the Cherry Creek Properties to be contributed by New Gold to the Partnership and the amount of Exploration Costs is $______________________;]

D.
New Gold as the owner of the New Afton Assets and the Operations wishes to contribute the New Afton Assets and the Operations to the Partnership, on the terms and conditions set forth in this Agreement;

E.
OTPP is the holder of the FCF Royalty Agreement and wishes to contribute the FCF Royalty Agreement, [an amount equal to the Reimbursed Capital Costs,] [and an amount equal to 46% of the Exploration Costs] to the Partnership on the terms and conditions set forth in this Agreement; and

F.
The Partnership has concurrently with the execution of this Agreement entered into an Assignment and Assumption Agreement with New Gold whereby the Partnership has assumed the [New Afton Assumed Obligations], including New Gold’s obligations under the FCF Royalty Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the Parties, the Parties hereby agree as follows:
ARTICLE 1.
DEFINITIONS AND PRINCIPLES OF INTERPRETATION
1.1	Definitions
In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings respectively:
(a)	“Affiliate” has the meaning given to that term in the Partnership Agreement;
(b)	“Agreement” means this Contribution Agreement, including all schedules thereto, as may be amended, modified or restated from time to time;
(c)	“Business Day” has the meaning given to that term in the Partnership Agreement;
(d)	“Cherry Creek Properties” has the meaning given to that term in the Purchase Agreement;
(e)	“Contribution” has the meaning given to that term in the Partnership Agreement;
(f)
“Damages” means, whether or not involving a third party claim, any loss, cost, liability, claim, obligation, charge, interest, fine, penalty, assessment, Taxes, damage or expense (including fees and expenses of legal counsel);

(g)	“Effective Date” means the date first written above on the first page of this Agreement;
(h)	“Effective Time” means on the Effective Date or such other time on the Effective Date as the Parties may agree to;
(i)	“Encumbrance” has the meaning given to that term in the Partnership Agreement;
(j)	“Excise Tax Act” means the Excise Tax Act (Canada), as amended;
(k)	[“Exploration Costs” has the meaning given to that term in the Purchase Agreement;]
(l)	“FCF Royalty Agreement” has the meaning given to that term in the Purchase Agreement;

(m)	“General Partner” means the general partner of the Partnership;
(n)
“New Afton Assets” means all of the assets, property and undertaking owned legally or beneficially by New Gold exclusively in respect of the Operations or related to, or ancillary to, the ownership of the New Afton Mine as at the Effective Date, but for greater certainty only the real property, mineral rights or mineral claims which are included are the Properties, excluding (i) any properties subject to any Relinquishment Event (as defined in the Purchase Agreement), [and (ii) the Cherry Creek Properties];

(o)	“New Afton Mine” means the New Afton gold mine located near Kamloops, British Columbia operating on the Properties (as defined in the Purchase Agreement);
(p)	“Non-Assignable Right” has the meaning given to that term in Section 4.5;
(i)	“Operations” has the meaning given to that term in the Purchase Agreement;
(q)	“Parties” means the parties to this Agreement, and “Party” means any one of them;
(r)	“Partners” means the Persons who are from time to time partners in the Partnership in accordance with the terms of the Partnership Agreement;
(s)	“Partnership” means the New Afton Limited Partnership, a limited partnership existing under the laws of Ontario;
(t)	“Partnership Agreement” has the meaning given to that term in the recitals hereto;
(u)	“Partnership Indemnified Parties” has the meaning given to that term in Section 4.4;
(v)
“Permitted Lien” has the meaning given to that term in the Purchase Agreement, provided that each subsection of the definition shall be read for the purpose of this Agreement with reference to any and all of the New Afton Assets as at the Effective Time, rather than any particular “New Afton Asset” (as that term is defined in the Purchase Agreement) as at the date of the Purchase Agreement;

(w)	“Person” has the meaning given to that term in the Partnership Agreement;
(x)	“Properties” means [NTD: Current list to be scheduled with notation re lapsed properties in the interim period.]
(y)	“Reimbursed Capital Costs” has the meaning given to that term in the Purchase Agreement;
(z)	“Tax Act” means the Income Tax Act (Canada), as amended;

(aa)
“Taxes” includes, without limitation, and with respect to any Person, all supranational, national, federal, provincial, state, local or other taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever, including income taxes, branch taxes, profits taxes, capital gains taxes, gross receipts taxes, corporate taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, mineral taxes, sales taxes, use taxes, business taxes, licence taxes, excise taxes, franchise taxes, environmental taxes, real or personal property taxes, transfer taxes, land transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, employer health taxes, government pension plan premiums and contributions, social security premiums, workers’ compensation premiums, employment/unemployment insurance or compensation premiums and contributions, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, GST/HST, customs duties or other taxes of any kind whatsoever imposed or charged by any governmental authority and any instalments in respect thereof, together with any tax indemnity obligation, interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties, whether disputed or not, and “Tax” means any one of such Taxes; and

(bb)	“Transfer Taxes” has the meaning given to that term in Section 3.2.
Any capitalized term used in this Agreement but not otherwise defined herein shall have the meaning given to such term in the Partnership Agreement.
1.2	Certain Rules of Interpretation
In this Agreement:
(a)	Currency. Unless otherwise specified, all references to money amounts are to lawful currency of the United States of America.
(b)	Governing Law. The Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
(c)	Headings. Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of the Agreement.
(d)	Including. Where the words “including” or “includes” are used in the Agreement, it means “including (or includes) without limitation”.
(e)	No Strict Construction. The language used in the Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.
(f)	Number and Gender. Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.
(g)
Statutory References. A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(h)	Time. Time is of the essence in the performance of the Parties' respective obligations.
1.3	General Provisions
(a)	Assignment. No Party may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of the other Party.
(b)
Enurement. The Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

(c)
Further Assurances. The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by the Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of the Agreement and carry out its provisions.

(d)
Waiver.  A waiver of any default, breach or non-compliance under this Agreement shall not be effective unless in writing and signed by the Party to be bound by the waiver, and then only in the specific instance and for the specific purpose for which it has been given. No waiver shall be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other Party. The waiver by a Party of any default, breach or non-compliance under this Agreement will not operate as a waiver of that Party’s rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

(e)
Execution and Delivery. The Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile or other electronic format and all such counterparts and facsimiles shall together constitute one and the same agreement.

ARTICLE 2.
CONVEYANCE AND CONSIDERATION
2.1	Transfer and Conveyance of the New Afton Assets
In accordance with the Purchase Agreement, New Gold hereby assigns, transfers, conveys and contributes to the General Partner, for and on behalf of and to be held in trust for the Partnership, and the General Partner, in its capacity as general partner of the Partnership, hereby agrees to accept from New Gold, at the Effective Time, 100% of the direct or indirect legal and beneficial title held by New Gold in the New Afton Assets and the Operations, free and clear of all Encumbrances (other than Permitted Liens and any purchase money security interests or similar security interests attaching to any equipment forming part of the New Afton Assets and transferred to the Partnership) and on the terms and conditions set forth in this Agreement.

2.2	Transfer and Conveyance of the FCF Royalty Agreement
In accordance with the Purchase Agreement, OTPP hereby assigns, transfers, conveys and contributes to the General Partner, for and on behalf of and to be held in trust for the Partnership, [and in the case of Sections 2.2(b) and 2.2(c), OTPP hereby agrees to pay to the Partnership,] and the Partnership hereby agrees to accept from OTPP, at the Effective Time:
(a)	its rights under the FCF Royalty Agreement;
(b)	[$_____________-_____, being the amount equal to the Reimbursed Capital Costs;] and
(c)	[$___________________, being an amount equal to 46% of all Exploration Costs,]
free and clear of all Encumbrances and on the terms and conditions set forth in this Agreement.  [OTPP shall make the payments contemplated by Sections 2.2(b) and 2.2(c) by wire transfer in immediately available funds to a bank account designated by the Partnership in writing.]
2.3	Capital Contribution
The Partnership hereby confirms that:
(a)
the assignment, transfer and conveyance by New Gold to the Partnership, of the New Afton Assets and the Operations pursuant to this Agreement shall constitute a Contribution by New Gold to the capital of the Partnership in accordance with the Partnership Agreement, and that such Contribution has been authorized and approved by the Partnership and has a fair market value of $ as of the Effective Date; and

(b)
the assignment, transfer and conveyance by OTPP to the Partnership of the FCF Royalty Agreement [and the payments contemplated by Sections 2.2(b) and 2.2(c)], pursuant to this Agreement shall constitute a Contribution by OTPP to the capital of the Partnership in accordance with the Partnership Agreement, and that such Contributions has been authorized and approved by the Partnership and have a fair market value of $ as of the Effective Date; and

(c)	upon New Gold and OTPP making such respective Contributions, the Proportionate Share and the Capital Account of each Limited Partner shall be as follows:

Partner	Proportionate Share	Capital Account Balance
New Gold	54%	$
OTPP	46%	$

ARTICLE 3.
TAXES AND TAX ELECTIONS IN RESPECT OF TRANSFER
3.1	Income Tax Elections
The Partnership and each Partner hereby agrees to make a joint election under subsection 97(2) of the Tax Act (and any equivalent or corresponding provisions under applicable provincial or territorial tax legislation), within the prescribed time and in the prescribed manner, in respect of the transfer and assignment of the New Afton Assets and the Operations by New Gold to the Partnership at an agreed amount, in respect of each property so transferred, which shall be determined by New Gold in its sole discretion, which agreed amount shall not be less than the least amount that the agreed amount may be in accordance with the rules in subsection 97(2) of the Tax Act (and any equivalent or corresponding provisions under applicable provincial or territorial tax legislation).  The Partnership and each Partner hereby agrees to make a joint election under subsection 97(2) of the Tax Act (and any equivalent or corresponding provisions under applicable provincial or territorial tax legislation), within the prescribed time and in the prescribed manner, in respect of the transfer and assignment of the FCF Royalty Agreement by OTPP to the Partnership at an agreed amount, in respect of each property so transferred, which shall be determined by OTPP in its sole discretion, which agreed amount shall not be less than the least amount that the agreed amount may be in accordance with the rules in subsection 97(2) of the Tax Act (and any equivalent or corresponding provisions under applicable provincial or territorial tax legislation).
3.2	Excise Tax Act
The Partnership shall pay all value-added, sales, transfer, land transfer and similar taxes exigible under applicable laws (“Transfer Taxes”) arising from the transfer and assignment of the New Afton Assets and Operations and the FCF Agreement to the Partnership unless the Partnership qualifies for an exemption from any such applicable Transfer Taxes, in which case Partnership shall, in lieu of payment of such applicable Transfer Taxes, deliver such certificates, elections, or other documentation required by Law or the administration thereof to substantiate and effect the exemption claimed by Partnership. Notwithstanding the preceding sentence, the Partnership, the General Partner and New Gold, as applicable, shall jointly make the election under subsection 167(1) of Part IX of the Excise Tax Act, in prescribed form,and shall apply and properly claim all applicable exemptions available under provincial legislation imposing a Transfer Tax, including but not limited to all related party exemptions on production machinery and equipment exemptions available under such legislation, in order to exempt the transfer of the New Afton Assets and the Operations to the Partnership from tax under Part IX of the Excise Tax Act and any other provincial value-added, provincial sales or transfer tax, and shall file each such joint election or exemption in compliance with the requirements of the Excise Tax Act and the corresponding provisions of any other applicable provincial legislation, as applicable.

3.3	Mineral Taxes
New Gold, OTPP and the General Partner shall, to the extent permitted by the Mineral Tax Act, file a joint election in the form and within the time prescribed under the Mineral Tax Disposition of a Mine Regulation to the Mineral Tax Act. To the extent that New Gold has an unclaimed balance in its Exploration Account (under section 10 of Mineral Tax Act), New Gold shall take steps, including filing the necessary election as required under the Mineral Tax Act and its Regulations, to allocate such unclaimed balance to the New Afton Mine such that any Exploration Account balance forms part of the balances transferred under the joint election in this Section 3.3.

ARTICLE 4.
ADDITIONAL PROVISIONS REGARDING CONTRIBUTIONS
4.1	Substitution and Subrogation
Insofar as is possible, the Partnership shall have full right of substitution and subrogation in and to all covenants, representations and warranties by others previously given or made in respect of the New Afton Assets and the Operations or any part thereof.
4.2	Non-Assignable Rights
Nothing in this Agreement shall be construed as an assignment of, or an attempt to assign to the Partnership, any contract, instrument, option, licence, permit, order-in-council, decree, lease, certificate of authorization, authorization, agreement, commitment, interest, entitlement or engagement which, as a matter of law or by its terms, is (i) not assignable, or (ii) not assignable without the approval or consent of the issuer thereof or the other party or parties thereto, without first obtaining such approval or consent (collectively, “Non-Assignable Rights”). In connection with such Non-Assignable Rights, New Gold shall:
(a)	co-operate with the Partnership to use its commercially reasonable efforts to obtain any necessary approvals or consents, where relevant;
(b)
co-operate with the Partnership in any reasonable arrangements designed to provide the benefits of such Non-Assignable Rights to the Partnership, including holding any such Non-Assignable Rights in trust for the Partnership or acting as agent for the Partnership;

(c)	enforce any rights of New Gold arising from such Non-Assignable Rights;
(d)
take all such actions and do, or cause to be done, all such things at the request of the Partnership as shall reasonably be necessary in order that the value of any Non-Assignable Rights shall be preserved and shall enure to the benefit of the Partnership; and

(e)	pay over to the Partnership, all monies collected by or paid to New Gold in respect of such Non-Assignable Rights.
4.3	Assets to be Held in Trust
For any New Afton Assets to be transferred to the Partnership by New Gold where the Partnership is restricted from holding legal title, New Gold shall hold such assets in trust for the benefit of the Partnership and legal title shall remain with New Gold, as agent and trustee for the Partnership, and New Gold shall provide such documents and enter into such agreements as may be reasonably required by the Partnership to confirm such arrangement, provided that New Gold may in its sole discretion transfer legal title to any such assets to the Partnership at any time that any such restriction is no longer in place.
4.4	Indemnity
The Partnership hereby indemnifies and saves harmless, the Vendor from and against, and will reimburse the Vendor for, any Damages incurred by the Vendor in connection with, arising from, or related in any manner whatsoever with, the Vendor continuing to hold legal title to certain assets as detailed in Sections 4.2 and 4.3 above, and any actions required, or requested to be taken by the Vendor on behalf of the Partnership in such capacity.
4.5	Representations and Warranties
(a)
New Gold hereby represents and warrants to and in favour of the Partnership that New Gold is duly registered under Subdivision (d) of Division V of Part IX of the Excise Tax Act with respect to the goods and services tax and its registration number is .

(b)
The Partnership hereby represents and warrants to and in favour of New Gold that the Partnership is duly registered under Subdivision (d) of Division V of Part IX of the Excise Tax Act with respect to the goods and services tax and its registration number is .

(c)
Each of New Gold, OTPP and the Partnership hereby represent and warrant to the other that this Agreement has been duly executed and delivered by each of them, and constitutes a legal, valid and binding agreement of it enforceable against it in accordance with the its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

NOTWITHSTANDNG ANYTHING HEREIN TO THE CONTRARY, IT IS THE EXPLICIT INTENT OF THE PARTIES HERETO THAT NEITHER NEW GOLD NOR ANY OF ITS AFFILIATES IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED (INCLUDING ANY IMPLIED WARRANTY OR REPRESENTATION AS TO THE VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY OF ANY OF THE NEW GOLD ASSETS OR OPERATIONS), EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN SECTIONS 4.4(a), 4.4(b) and 4.4(c).

ARTICLE 5.
NOTICES
5.1	Notices
(a)
Any notice, direction, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be effectively given and made if (a) delivered personally, or (b) sent by e-mail, in each case to the applicable address set out below:

if to the Vendor to:
New Gold Inc.
181 Bay Street,
Suite 3320
Toronto, ON M5J 2T3

Attention:  General Counsel
Email:    general.counsel@newgold.com
with a copy (which shall not constitute notice) to:
Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2

Attention:   Ann Watterworth
Email:    [Redacted]
if to OTPP to:
Ontario Teachers’ Pension Plan Board
Investment Division
5650 Yonge Street
Toronto, ON M2M 4H5

Attention:   Christopher Metrakos and James Sikora
Email:     [Redacted]
with a copy (which shall not constitute notice) to:
Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9

Attention:   Jeffrey Singer
Email:    [Redacted]

(b)
Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of e-mailing or sending by other means of recorded electronic communication, provided that such day in either event is a Business Day and the communication is so delivered, e-mailed or sent before 4:30 p.m. (Eastern Time) on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day. Any such communication sent by mail shall be deemed to have been given and made and to have been received on the fifth Business Day following the mailing thereof; provided however that no such communication shall be mailed during any actual or apprehended disruption of postal services. Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt.

 [Signature page follows]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.
NEW GOLD INC.

Per: __________________________________
 (Authorized Signatory)

NEW AFTON LIMITED PARTNERSHIP
By its General Partner:

Per: __________________________________
 (Authorized Signatory)

Per: __________________________________
 (Authorized Signatory)
[OTPP LP], by its general partner

Per: __________________________________
 (Authorized Signatory)

EXHIBIT “E”
FCF ROYALTY AGREEMENT
THIS FREE CASH FLOW ROYALTY AGREEMENT (this “Agreement”) dated as of [●], 2020.
BETWEEN:
NEW GOLD INC., a corporation existing under the laws of the Province of British Columbia
(the “Owner”)
- and -
[●], a limited partnership formed under the laws of the Province of Ontario by [●] as general partner for and on behalf of [●]
(the “Holder”)
RECITALS:
A.	The Owner is the owner and operator of the New Afton Mine (as hereinafter defined).
B.
The Owner and the Holder entered into a purchase agreement dated February 24, 2020 (the “Purchase Agreement”) pursuant to which, among other things, the Owner agreed to enter into this Agreement with the Holder to provide for the grant by the Owner to the Holder of the FCF Royalty (as hereinafter defined).

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged by each of the Parties hereto, the Parties mutually agree as follows:
1.	Definitions
(a)	“Acceptance Notice” has the meaning set out in Section 6(c).
(b)	“Acceptance Period” has the meaning set out in Section 6(b)(iii).
(c)
“Additional Capital Project” means a proposed capital project on the Properties with a cost greater than $25 million which is not set out in the LOM Plan. For greater certainty, an “Additional Capital Project” will not include (i) any exploration costs or expenses related to a capital project on the Properties and (ii) any additional costs and/or cost overruns associated with capital projects currently set out in the LOM Plan.

(d)	“Advisory Committee” has the meaning set out in Section 7(a).
(e)	“Affiliate” has the meaning ascribed to that term in the Purchase Agreement.
(f)	“Agreed Capital Project” has the meaning set out in Section 7(f).

(g)	“Agreement” means this Free Cash Flow Royalty Agreement and the schedules hereto, as the same may be amended or supplemented from time to time in accordance with the terms hereof.
(h)	“Approval Matter” has the meaning set out in Section 7(g).
(i)	“Approved Annual Program and Budget” has the meaning set out in Section 8(c).
(j)	“Approved Model” means the model in respect of the New Afton Mine with the file name “Project Bear – New Afton Financial Model (Phase II updated)” provided in section 2.1.3.2.1 of the Data Room.
(k)	“Closure Date” has the meaning set out in Section 7(g).
(l)	“Confidential Information” has the meaning set out in Section 13(a).
(m)	“Concentrate Sales Process Hedges” has the meaning set out in Section 11(b).
(n)
“Control” (including, with correlative meanings, the terms “Controlling”, “Controlled by” and “under common Control with”) as applied to any Person, means the possession, directly or indirectly of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract, voting trust or otherwise.

(o)
“Credit Rating” means the rating assigned by the relevant rating agency to the unsecured, senior, long term debt or deposit obligations of the relevant entity (unsupported by third party credit enhancement).

(p)
“Data Room” means the virtual data room set up by the Owner and the contents thereof as of 5:00 p.m. (Eastern Time) on February 19, 2020, the index of documents of which is appended to the Disclosure Letter.

(q)
“Designated Stock Exchange” means any of the Toronto Stock Exchange, TSX Venture Exchange, the New York Stock Exchange, the NASDAQ Stock Market, the NYSE American Exchange, the London Stock Exchange, the AIM Stock Exchange, Johannesburg Stock Exchange and the Australian Stock Exchange.

(r)	“Disclosure Letter” has the meaning set out in the Purchase Agreement.
(s)
“Expenditures” means cash expenditures and all costs, obligations and liabilities incurred or properly accrued (but not yet met) with respect to Operations including, without limitation, cash expenditures and all costs, obligations and liabilities incurred or accrued:

(i)
costs and expenses in exploring for, developing, mining, extracting, removing, and transporting to any processing site Minerals, such costs and expenses shall include, without limitation, those incurred for labor, machinery operations, fuel, explosives and other materials, developmental or ore delineation drilling;

(ii)
costs and expenses for milling, treating or processing and transportation costs, all costs, charges and expenses for treatment in the smelting and refining process (including handling, processing, deductions, tolling charges); and sales and brokerage costs, and actual costs of transportation (including insurance, storage, warehousing, port demurrage, delay and forwarding expenses) of Minerals or other products from the New Afton Mine to the place of treatment and then to the place of sale, without duplication;

(iii)
general and administrative costs and expenses of the production of Minerals and operation of the New Afton Mine, including without limitation, all royalties, production royalties, or other payments of any nature whatsoever payable to third parties having an interest in the any of the Properties;

(iv)
costs and expenses incurred in connection with the marketing of the Minerals and the delivery of Minerals to points of ultimate delivery to customers, including without limitation, all shipping and delivery costs, agency fees, and storage charges, without duplication;

(v)
in holding each Properties in full force and effect (including land maintenance costs and any monies expended as required to comply with applicable laws, such as the payment of annual maintenance fees, the completion and submission of assessment work and filings required in connection with any assessment work or annual maintenance fees), in curing title defects and in acquiring and maintaining surface and other ancillary rights;

(vi)
in preparing for and in the application for and acquisition of environmental and other permits necessary or desirable to commence and complete exploration, development and operation activities (including in direct connection with the Properties, payment to charities, contributions, government programs, lobbying costs pertaining thereto);

(vii)
in undertaking geophysical, geochemical and geological or technical surveys, drilling, assaying and metallurgical testing, including costs of assays, metallurgical testing and other tests and analyses to determine the quantity and quality of Minerals, water and other materials or substances;

(viii)	in the preparation of work programmes and the presentation and reporting of data including any program for the preparation of a feasibility study or other evaluation of a Property;
(ix)
in connection with the protection of the environment in relation to the Properties including environmental remediation, rehabilitation, decommissioning and long-term care and monitoring, whether or not a mine reclamation trust fund has been established;

(x)	in acquiring facilities, equipment or machinery, or the use of any of the foregoing things, and for all parts, supplies and consumables;

(xi)	for salaries and wages, including actual labour overhead expenses for employees assigned to exploration and development activities;
(xii)
travelling expenses and fringe benefits (whether or not required by Law) of all Persons engaged in work with respect to and for the benefit of the Operations including for their food, lodging and other reasonable needs;

(xiii)	payments to contractors or consultants for work done, services rendered or materials supplied;
(xiv)	all Taxes levied against or in respect of any Property, or activities on the Properties, and the costs of insurance premiums and performance bonds or other security;
(xv)	in connection with any impact benefit or other agreements between the Owner and Indigenous Groups;
(xvi)	in connection with any other agreements between the Owner and any other Person;
(xvii)	any and all royalties payable on or in respect of any Property; and
(xviii)	any Tax payable pursuant to a return filed under the Mineral Tax Act [RSBC 1996] Chapter 291.
(t)	“FCF Payments” has the meaning set out in Section 2.
(u)	“FCF Royalty” means the free cash flow royalty granted to the Holder by the Owner pursuant to this Agreement.
(v)
“FMV" means the fair market value determined based on the consideration that would be received on the day of the event that gave rise to the valuation request in a single transaction in an open and unrestricted market between prudent parties, acting at arm's length, without any discount for a minority interest or premium for Control.

(w)	“Fourth Anniversary Date” means [●], 2024.
(x)	“Free Cash Flow” has the meaning set out in Schedule “B”.
(y)
“Guaranteed FCF Amount” means the lesser of (i) $60,000,000 and (ii) the amount expressed in United States dollars that is the product of (x) the aggregate amount of “Free Cash Flow (Post-Tax)” on Line 217 of tab “New Afton Model” in the Approved Model shown as having been generated by the New Afton Mine during the Guaranteed FCF Period calculated using the Approved Model (on the basis that any years of negative free cash flow from production shall be deemed to be one dollar ($1.00) and excluding any and all federal or provincial income taxes) and after adjustment to the Approved Model to reflect the actual realized commodity prices (excluding the effect of any Trading Activities) and exchange rates during the Guaranteed FCF Period multiplied by (y) 46.0% multiplied by (z) the Guaranteed FCF Percentage.

(z)	“Guaranteed FCF Percentage” means 55%.
(aa)	“Guaranteed FCF Period” means the period commencing on [April 1], 2020 and terminating on the Fourth Anniversary Date.
(bb)	“Holder” has the meaning set out in the recitals to this Agreement.
(cc)	“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and as applicable to entities that are publicly accountable in Canada.
(dd)
“Indigenous Group” means any band, band council, tribal council or other governing body, however organized, that is established by aboriginal peoples of Canada within the meaning section 35(2) of the Constitution Act, 1982, within their asserted traditional territory in British Columbia.

(ee)	“ITRB” has the meaning set out in Section 7(b).
(ff)	“LOM Plan” means the Owner’s life of mine model in respect of the New Afton Mine provided in the Data Room.
(gg)	“Losses” means all damages, claims, losses, liabilities, fines, penalties and expenses.
(hh)	“Member” has the meaning set out in Section 7(a).
(ii)	“Mineral Rights” has the meaning set out in Section 13(c).
(jj)
“Minerals” means all marketable naturally occurring metallic and non-metallic minerals or mineral bearing material in whatever form or state in or under the Properties which are owned by the Owner or to which the Owner is entitled, including, without limitation, any precious metal or any base metal, owned by the Owner or to which the Owner is entitled and that is mined, extracted, removed, produced or otherwise recovered from the Properties (other than any rock, sand, gravel or aggregate used in connection with the conduct of the Operations by the Owner), whether in the form of ore, doré, concentrates, refined metals or any other beneficiated or derivative products thereof and including any such minerals or mineral bearing materials or products derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Properties (to the extent that the same are owned by the Owner or to which the Owner is entitled).

(kk)	“New Afton Mine” means the gold mine owned and operated by New Gold in Kamloops, British Columbia on the area comprised by the Properties.
(ll)
“North Surface Land” means PID 014-421-666, being that part of the North ½ of Section 35 which lies to the North of Savona and Kamloops Wagon Road Township 19 Range 19 West of the 6th Meridian Kamloops Division Yale District except Plan 27151.

(mm)	“Operations” means the operations of the New Afton Mine.

(nn)	“Option Exercise Period” has the meaning set out in Section 4.
(oo)	“Option Closing Date” means the date upon which the Partnership Option Closing takes place.
(pp)	“Option Expiry Date” has the meaning set out in Section 4.
(qq)	“Owner” has the meaning set out in the recitals to this Agreement.
(rr)	“Partnership” has the meaning set out in Section 4.
(ss)	“Partnership Option” has the meaning set out in Section 4.
(tt)	“Partnership Option Closing” has the meaning set out in the Purchase Agreement.
(uu)	“Party” means any of the Holder and the Owner and “Parties” means the Holder and the Owner collectively.
(vv)
“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, government authority and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative.

(ww)
“Pre-Approved Purchaser” means a Person that (i) operates, directly or indirectly a producing mining operation; (ii) has a direct and primary listing on a Designated Stock Exchange; (iii) has a head office located in one of Canada, the United States, the United Kingdom, the European Union, Switzerland, South Africa or Australia; and (iv) has a Credit Rating at the time of the potential purchase that is equal to or greater than the Owner’s Credit Rating on the date of the Purchase Agreement or, if a Person does not have a Credit Rating, a market capitalization that is equal to or greater than the Owner on the date of the Purchase Agreement.

(xx)
“Prime” means at any particular time, the rate of interest, expressed as a rate per annum, that the Bank of Nova Scotia establishes as its prime rate of interest with respect to short term loans to its most credit worthy customers.

(yy)	“Properties” means the properties set out on Schedule ”A”.
(zz)	“Purchase Agreement” has the meaning set out in the recitals to this Agreement.
(aaa)	“Released Properties” has the meaning set out in Section 15(b).
(bbb)	“Relinquishment Event” has the meaning set out in Section 15(b).
(ccc)	“Repurchase” has the meaning set out in Section 5(a).
(ddd)	“Repurchase Closing Date” has the meaning set out in Section 5(b).

(eee)	“Repurchase Notice” has the meaning set out in Section 5(a).
(fff)	“ROFO Notice” has the meaning set out in Section 6(b).
(ggg)	“ROFO Offer” has the meaning set out in Section 6(b).
(hhh)	“Sale Interest” has the meaning set out in Section 6(b).
(iii)	“Selling Party” has the meaning set out in Section 6(b).
(jj)	“Tailings Projects Budget” means the Owner’s budget in respect of tailings projects and related capital expenditures for the Mine appended as Schedule “D” to this Agreement.
(kkk)	“Tax” has the meaning set out in Section 3(c).
(lll)	“Termination Date” means the date upon which the Partnership Option transaction is terminated in accordance with Article 3 of the Purchase Agreement.
(mmm)	“Third Party Valuator” means a Canadian bank-owned investment bank that is independent of the Parties and that has experience in mining valuations that is mutually agreed by the Parties.
(nnn)
“Transfer” means, with respect to this Agreement, any sale, exchange, transfer, assignment, gift, alienation or other transaction, whether voluntary, involuntary or by operation of law, by all or, in the case of the Owner, a portion of the legal or beneficial ownership of, or any security interest or other interest in, this Agreement passes from the Holder or the Owner, as applicable, to another Person, whether or not for value, and “to Transfer”, “Transferred” and similar expressions shall have corresponding meanings.

(ooo)	“Trading Activities” has the meaning set out in Section 11(a).
(ppp)	“Unapproved Additional Capital Project” has the meaning set out in Section 7(f).
2.	Grant of Free Cash Flow Royalty
Subject to the terms of this Agreement, effective as of the date hereof, the Owner hereby grants and agrees to pay to the Holder the FCF Royalty, being the right to receive Free Cash Flow payments calculated in accordance with Schedule “B” (the “FCF Payments”) calculated annually (or for the period from [April 1, 2020] to December 31, 2020 for the first calendar year) at the following rates and in the following manner:
(a) At the rate of 46.0% of Free Cash Flow during the period commencing on [April 1, 2020] and terminating on (i) the Option Expiry Date if the Holder does not exercise the Partnership Option in accordance with Article 3 of the Purchase Agreement; or (ii) on the earlier of (x) the Option Closing Date; and (y) the Termination Date, if the Holder exercises the Partnership Option in accordance with Article 3 of the Purchase Agreement;

(b) If the Holder does not exercise the Partnership Option in accordance with Article 3 of the Purchase Agreement, the FCF Payments from and after the Option Expiry Date shall be calculated at the rate of 42.5% of Free Cash Flow;
(c) If the Partnership Option transaction is terminated in accordance with Article 3 of the Purchase Agreement, the FCF Payments from and after the Termination Date shall be calculated at the rate of 42.5% of Free Cash Flow; and
(d) If in any calendar year during which the Owner is implementing an Agreed Capital Project(s) the Free Cash Flow for such calendar year is less than zero ($0), the Holder’s proportionate share of such loss up to the value of the total capital expenditure of such Agreed Capital Project(s), being 46.0% or 42.5% (as applicable), shall be either (i) set off against any future FCF Payments paid to the Holder, including without limitation the Guaranteed FCF Amount, or (ii) paid to the Owner on the Partnership Closing Date, whichever is earlier.
3.	Time and Manner of FCF Payments
(a) The FCF Payments shall be calculated on a calendar year basis (except in the first year when they will be calculated for the period from [April 1, 2020] to December 31, 2020) and shall become due and payable sixty (60) days following the last day of such calendar year. FCF Payments shall be made by wire transfer of immediately available funds to such account as the Holder may designate to the Owner in writing not less than ten business days prior to the dates upon which such payments are to be made, and shall be accompanied by a settlement sheet showing in reasonable detail the proceeds of sale, costs and other deductions in accordance with the methodology provided in Schedule “B”, together with any other pertinent information in sufficient detail to explain the calculation of the FCF Payments.
(b) All FCF Payments shall be considered final and in full satisfaction of all obligations of the Owner with respect thereto, unless the Holder gives the Owner written notice describing and setting forth a specific objection to the calculation thereof within sixty (60) days after receipt by the Holder of the annual statement provided for in Section 3(a). If the Holder objects to a particular annual statement as herein provided, the Holder shall, for a period of thirty (30) days after the Owner’s receipt of notice of such objection, have the right, upon reasonable notice and at a reasonable time, to have the Owner’s accounts and records relating to the calculation of the FCF Payments in question audited by a third party accountant acceptable to each of the Holder and to the Owner. If such audit determines that there has been a deficiency or an excess in the payment made to the Holder such deficiency or excess shall be resolved by adjusting the next annual FCF Payment due hereunder. The Holder shall pay all costs of such audit unless a deficiency of five percent (5%) or more of the amount due is determined to exist. The Owner shall pay the reasonable costs of such audit if a deficiency of five percent (5%) or more of the amount due is determined to exist together with interest on the amount of such deficiency at the rate of Prime plus two percentage points calculated from the date that such deficient amount was due and payable. The Owner’s books and records shall be kept in accordance with IFRS.  Failure on the part of the Holder to deliver written notice of an objection to the calculation in such 60-day period shall establish the correctness of such FCF Payments and preclude the Holder from any objections with respect thereto or making any claims for adjustment thereon, absent manifest error.
(c) All FCF Payments, including interest and penalties, if any, will be made subject to withholding or deduction in respect of the FCF Payments for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature (collectively, “Tax”) imposed or levied by or on behalf of any government having power and jurisdiction to tax and for which the Owner is obligated in law to withhold or deduct and remit to such taxing authority having such power and jurisdiction.

(d) Within ninety (90) days of the Fourth Anniversary Date (or such other date as is mutually agreed by the Owner and the Holder in writing), the Owner shall deliver to the Holder a statement setting out the aggregate amount of FCF Payments paid or payable to the Holder relating the period from the date hereof to the Fourth Anniversary Date and a draft calculation of the Guaranteed FCF Amount based on the Approved Model (together with any other pertinent information in sufficient detail to explain the Owner’s calculation of the Guaranteed FCF Amount).
(e) The Owner’s calculation of the Guaranteed FCF Amount shall be considered final and in full satisfaction of all obligations of the Owner with respect thereto, unless the Holder gives the Owner written notice describing and setting forth a specific objection to the calculation thereof within thirty (30) days after receipt by the Holder of the draft calculation of the Guaranteed FCF Amount referred to above. If the Holder objects to the draft calculation of the Guaranteed FCF Amount, the Holder shall, for a period of thirty (30) days after the Owner’s receipt of notice of such objection, have the right, upon reasonable notice and at a reasonable time, to have the Owner’s accounts and records relating to the calculation of the Guaranteed FCF Amount audited by a Third Party Valuator who, acting as experts and not arbitrators, shall make any required adjustments to the calculation of the Guaranteed FCF Amount to reflect their determination of the Guaranteed FCF Amount. The Parties hereto agree that all adjustments shall be made without regard to materiality. The Third Party Valuator shall only decide the specific items under dispute by the Owner and the Holder and its decision for any disputed portions of the calculation of the Guaranteed FCF Amount. The Owner and the Holder shall each bear their own fees and expenses in preparing or reviewing, as the case may be, the draft calculation of the Guaranteed FCF Amount. The fees and expenses of the Third Party Valuator shall be paid by the Holder unless a deficiency of five percent (5%) or more of the amount due is determined to exist. The Owner shall pay the reasonable costs of the Third Party Valuator if a deficiency of five percent (5%) or more of the amount due is determined to exist. The Third Party Valuator shall make a determination as soon as practicable within fifteen (15) days (or such other time as the Owner and the Holder shall agree in writing) after their engagement, and its determination of the Guaranteed FCF Amount shall be conclusive and binding upon the Parties hereto and will not be subject to appeal, absent manifest error. The final, binding and conclusive calculation of the Guaranteed FCF Amount based upon the agreement or deemed agreement of the Owner and the Holder or the written determination delivered by the Third Party Valuator, in either case in accordance with this Section 3(e), shall be deemed to be the Guaranteed FCF Amount for purposes of this Agreement.
(f) If the aggregate amount of FCF Payments paid or payable by the Owner to the Holder on or before the Fourth Anniversary Date is less than the Guaranteed FCF Amount, the Owner shall pay to the Holder, contemporaneously with the delivery of such statement, by wire transfer to the account designated by the Holder in writing to the Owner in respect of FCF Payments, the amount of any such shortfall within ten (10) days of the date of the final determination referred to in Section 3(e) above.

4.	Option to Contribute the Free Cash Flow Royalty for a Partnership Interest
At any time during the period (the “Option Exercise Period”) commencing on the Fourth Anniversary Date and expiring at 5:00 p.m. (Eastern time) on the date which is 60 days after the Fourth Anniversary Date (the “Option Expiry Date”) the Holder may elect by notice in writing to the Owner to require the Owner to form an Ontario limited partnership (the “Partnership”) and form a corporation (wholly-owned by the Owner) to act as the sole general partner of the Partnership, and to contribute this Agreement to the Partnership in exchange for a 46.0% limited partnership interest (the “Partnership Option”), all on the terms and subject to the conditions set out in Article 3 of the Purchase Agreement.
5.	FCF Payment Repurchase Rights
(a) The Owner may, at any time during the Option Exercise Period, by notice in writing to the Holder (the “Repurchase Notice”), whether or not the Holder has exercised the Partnership Option, elect to repurchase and cancel this Agreement (the “Repurchase”) for a purchase price determined pursuant to Article 3 of the Purchase Agreement payable in immediately available funds at the closing of the Repurchase on the Repurchase Closing Date.
(b) The Repurchase Notice shall designate the date for completion of the Repurchase, which completion date shall be no later than 30 days following the date of the Repurchase Notice (such date, the “Repurchase Closing Date”). Notwithstanding the completion of the Repurchase and cancellation, the Owner shall pay to the Holder a prorated FCF Payment for the period commencing on the first day of the calendar year in which the Repurchase occurs and ending as at the opening of business on the Repurchase Closing Date.
(c) If the Owner elects to complete the Repurchase as set out in this Section 5, all rights of the Holder to contribute this Agreement in exchange for a 46.0% limited partnership interest as set out in Section 4 above and Article 3 of the Purchase Agreement shall terminate, whether or not the Holder has exercised the Partnership Option.
6.	Transfers; Rights of First Offer
(a) Subject to Section 16, a Party shall not Transfer, directly or indirectly, the whole or any part of its interest in this Agreement (and the corresponding rights in the Purchase Agreement), the Owner shall not Transfer the Properties, except as provided in this Section 6 or as otherwise required or permitted by this Agreement. Any non-complying purported Transfer shall be of no effect.
(b) The Holder may sell all, but not less than all, of its interest in this Agreement (and the corresponding rights in the Purchase Agreement), and the Owner may sell all, but not less than all, of the Properties together with its interest in this Agreement and the corresponding rights in the Purchase Agreement, (each respectively, the “Sale Interest” and the Holder or the Owner, as applicable, the “Selling Party”) provided that the Selling Party shall first offer the Sale Interest to the other Party in the manner set forth below:
(i)	the Selling Party shall deliver a notice in writing to the other Party offering to sell the Sale Interest to such other Party (the “ROFO Notice”);
(ii)
the other Party shall have 30 days from the date of receipt of the ROFO Notice to submit a detailed written offer to the Selling Party offering to acquire the Sale Interest including the price, the form of consideration, the conditions precedent and any other material terms of the offer (the “ROFO Offer”); and

(iii)	any ROFO Offer shall be irrevocable and open for acceptance for not less than 10 days after the date on which the ROFO Offer was delivered to the Selling Party (the “Acceptance Period”);
The Holder acknowledges that the North Surface Land forming part of the Properties is subject to a right of first refusal in favour of the Secwépemc Nation and that any sale of the North Surface Land, including hereunder, is subject to such right of first refusal.
(c) At any time within the Acceptance Period, the Selling Party may deliver a notice (the “Acceptance Notice”) to the Party that delivered a ROFO Offer confirming that it wishes to accept the ROFO Offer. Any sale of the Sale Interest pursuant to this Section 6 shall be completed within 30 days following the expiry of the Acceptance Period.
(d) If the Selling Party does not deliver an Acceptance Notice to the other Party within the Acceptance Period, the rights of the other Party to purchase the Sale Interest shall terminate and the Selling Party may sell the Sale Interest to any other Person provided that:
(i)
the sale is completed within 90 days of the expiry of the Acceptance Period (other than in circumstances where the Selling Party requires regulatory approval(s) in order to complete the sale, in which case, the Selling Party will have an additional 90 days in which to complete the sale); and

(ii)	such sale is completed on terms that are more favourable to the Selling Party than the terms contained in the ROFO Offer.
(e) If the Selling Party does not complete the sale of the Sale Interest to a third Person within the timeframe provided by Section 6(d)(i), the obligations set out in this Section 6 shall again apply with respect to any such sale.
(f) In the case of a Transfer by the Owner, if a third party purchaser acquiring the Sale Interest is not a Pre-Approved Purchaser, the Holder shall have the right to sell, and such Person shall be obligated to purchase prior to consummation of any such transaction, the FCF Royalty at a cash purchase price equal to the greater of: (i) an amount that results in [Internal rate of return calculation redacted]; and (ii) an amount equal to the FMV of the FCF Royalty as determined by a Third Party Valuator.
(g) If a Selling Party completes a sale to a third party pursuant to this Section 6, the Selling Party and the third-party purchaser shall provide a certificate to the other Party that the third party sale has been completed, in all respects, in accordance with Section 6, as applicable. For a period of 30 days following receipt of such certificate, any Party shall be permitted on request notice to the Selling Party and the third-party purchaser to be provided with reasonable access to the closing documentation relating to such third-party sale.
(h) A change of Control of a Party shall be deemed to be a “Transfer” by such Party prohibited pursuant to Section 6(a) and such deemed Transfer shall be subject to the restrictions on Transfers set forth in the Agreement, including those set forth in this Section 6. Notwithstanding the foregoing, any take-over, amalgamation, plan of arrangement or other similar transaction in respect of a publicly traded entity shall not constitute a Transfer for the purposes of this Agreement; provided that, in the event that a third-party purchaser acquiring Control of the Owner, or any publicly-traded successor thereof, is not a Pre-Approved Purchaser, the Holder shall have the right to sell, and the Owner shall be obligated prior to consummation of any such transaction to repurchase the FCF Royalty at a cash purchase price equal to the greater of: (i) an amount that results in [Internal rate of return calculation redacted]; and (ii) an amount equal to the FMV of the FCF Royalty as determined by a Third Party Valuator.

(i) A Party contemplating a Transfer pursuant to this Section 6 may, at the risk of such Party, grant access to the Mine to any third party to whom such Party bona fide contemplates such potential sale that agrees to comply with customary confidentiality obligations in favour of each Party provided that such Party first provides reasonable advance notice in writing to the other Party. Access to such third party shall occur during reasonable working hours for the purposes of due diligence in respect of the Properties. The Selling Party must ensure that such third party causes minimal inconvenience to or interference with the Owner or contractors or subcontractors of the Owner in the conduct of Operations and strictly complies with all safety regulations or instructions promulgated or given by or on behalf of the Owner. The Owner shall cooperate with the Selling Party in connection with such diligence activities and shall cause its personnel to be available during such reasonable working hours for informational sessions with such third party.
(j) Notwithstanding any other provision of this Agreement to the contrary, if the Holder does not exercise the Option, in the event the Holder Transfers this Agreement at any time following the Option Expiry Date, to any transferee of the Holder which is not an Affiliate of the Holder, such transferee shall be entitled, upon notice in writing to the Owner delivered on or prior to the date which is thirty (30) days following the date of such Transfer, to elect to request the Owner to form the Partnership and to contribute this FCF Royalty Agreement to the Partnership in exchange for a 42.5% limited partnership interest in the Partnership, all on the terms and subject to the conditions set out in Article 3 of the Purchase Agreement, mutatis mutandis.
7.	Formation of Advisory Committee
(a) Subject to the provisions of this Agreement at all times, promptly following the date of this Agreement, the Owner shall form an advisory committee (the “Advisory Committee”) comprised of four representatives of the Holder and four representatives of the Owner (each a “Member”) for the purpose of keeping the Holder advised of material matters in respect of the Operations and to allow the Holder to make suggestions regarding the Operations, which the Owner will consider in good faith.
(b) The Advisory Committee shall hold quarterly meetings, in accordance with the procedures below, at which the New Afton Mine General Manager, a representative of the Owner’s senior management and such other Owner representatives as the Owner in its discretion considers necessary (to the extent any such individuals are not the Members) or which the Holder may reasonably request, shall be present. The Owner may also call additional Advisory Committee meetings from time to time for the purpose of approving an Additional Capital Project or any of the matters referred to in Section 7(g) on at least 10 or 15 days’ prior notice (or such shorter period as may be consented to by all the Members). The Holder’s Members shall also be entitled to receive notice of and to attend all meetings of the New Afton Mine Independent Tailings Review Board (the “ITRB”) and to receive all reports of the ITRB or otherwise prepared in connection with meetings of the ITRB.

(c) The Owner shall be entitled to appoint the chair of the Advisory Committee. All meetings of the Advisory Committee shall be held in Kamloops, British Columbia or such other place as may be consented to by the Owner and the Holder, or by such telephone or other electronic conference facilities as permit all persons participating in the meeting to communicate with each other simultaneously, on at least ten days’ prior notice (or such shorter period as may be consented to by all the Members) given by the chair of the Advisory Committee, to all Members stating therein the time and place of the meeting and the agenda for the meeting with supporting materials. Materials to be provided for each meeting shall at a minimum include a discussion of all material developments in respect of the Operations at the New Afton Mine in the previous quarter.
(d) Any documents or other material to be considered at any Advisory Committee meeting shall be delivered to each Member by the chair of the Advisory Committee at least 10 days prior to such meeting (except for materials with respect to an Additional Capital Project pursuant to Section 7(f) or any of the matters referred to in Section 7(g) or Section 7(h)).
(e) The only Persons entitled to attend meetings of the Advisory Committee are the Members or other representatives of the Owner, provided that the Holder shall be entitled to invite not more than two guests to attend any Advisory Committee meeting provided that such guests must be directors, officers, employees or consultants of the Holder. Any other Person may be admitted to such meetings only with the consent of all Members. Any guests of the Holder shall execute confidentiality agreements in favour of the Owner with respect to the meeting of the Advisory Committee. Meeting attendance costs incurred by Members appointed by the Holder and any guests of the Holder shall be paid for by the Holder.
(f) If the Owner wishes to undertake an Additional Capital Project, the Owner shall present a detailed description and financial model (the “Additional Capital Project Supporting Material”) of the Additional Capital Project to each of the Members. The chair of the Advisory Committee must convene a meeting of the Advisory Committee for a date not less than 30 days after the date of the Owner’s submission of the Additional Capital Project Supporting Material for the purpose of the Advisory Committee considering the Additional Capital Project as so submitted. The Holder’s Members shall confer with the Holder and the Holder shall provide a decision in writing with respect to the Additional Capital Project within 10 days of such meeting. If the Holder does not provide a decision in writing with respect to the Additional Capital Project within 10 days of such meeting, the Additional Capital Project shall be deemed to be approved. If the Holder approves of the Additional Capital Project in writing, or is deemed to have approved of the Additional Capital Project, such Additional Capital Project shall thereafter be deemed to be an “Agreed Capital Project” with its revenue and costs included in the FCF Payment calculation for the applicable period(s) in accordance with Schedule “B”. In the event that the Holder does not approve an Additional Capital Project presented to the Advisory Committee for approval in accordance with this Section 7(f), the Owner shall be free to implement such Additional Capital Project which is not an Agreed Capital Project (each, an “Unapproved Additional Capital Project”) in its discretion, and the revenue and costs of any such Unapproved Additional Capital Project will not be included in the FCF Payment calculation for the applicable period(s) in accordance with Schedule “B”.
(g) Notwithstanding any other provision of this Agreement to the contrary, until the New Afton Mine ceases commercial production (the “Closure Date”) the following matters (each such matter, together with the matters set out in Section 7(h), an “Approval Matter”) shall require the approval of the Holder:

(i)	only during the period commencing on the date of this Agreement and ending on the earlier of the Option Expiry Date and the Termination Date, as applicable:
(a)
annual capital or operating expenditures (excluding any Additional Capital Projects,  Approved Capital Projects and/or expenditures contained in the Tailings Projects Budget) not included in a previous Approved Annual Program and Budget for the Mine then in effect in excess of $35 million; and

(b)	any decreases to the expenditures contained in the Tailings Projects Budget that, individually or in the aggregate, are in excess of $15 million;
(ii)
the granting of any royalty, product streaming agreement or other third-party burden on account of the production or sale of Minerals other than existing royalties and other than payments of any nature made to any Indigenous Group; and

(iii)	any borrowings in respect of the New Afton Mine that would result in the incurrence of new “Interest Costs” for purposes of the calculation of Free Cash Flow pursuant to Schedule “B” hereof.
(h) During the period commencing on the earlier of the Option Expiry Date and the Termination Date, as applicable, and ending on the Closure Date, in addition to the Approval Matters set out in Section 7(g)(ii) and Section 7(g)(iii), the Holder shall be entitled to approve:
(i)	the draft annual program and budget in respect of the New Afton Mine for each financial year (but for greater certainty, excluding Additional Capital Projects); and
(ii)
annual capital or operating expenditures (excluding any Additional Capital Projects and/or Agreed Capital Projects) not included in a previous Approved Annual Program and Budget for the New Afton Mine then in effect in excess of $15 million.

If the Holder Transfers its rights in this Agreement (other than a Transfer to an Affiliate of the Holder), the approval rights of the Holder set out in Section 7(h)(i) and Section 7(h)(ii) above and Section 8, and the right to indemnity by the Owner set out in Article 19, at the applicable date of Transfer, shall terminate immediately.
(i) With respect to any other Approval Matter (other than annual programs and budgets and Additional Capital Projects), the Owner shall present a detailed description and supporting material (the “Approval Matter Supporting Material”) of each Approval Matter to each of the Members. The chair of the Advisory Committee must convene a meeting of the Advisory Committee for a date not less than  30 days after the date of the Owner’s submission of the Approval Matter Supporting Material for the purpose of the Advisory Committee considering the Approval Matter as so submitted. The Holder’s Members shall confer with the Holder and the Holder shall provide a decision in writing with respect to the Approval Matter within 10 days of such meeting. If the Holder does not provide a decision in writing with respect to the Approval Matter within 10 days of such meeting, the Approval Matter shall be deemed to be approved.

8.	Programs and Budget
(a) During a period, if any, when the Holder is entitled to approve annual programs and budgets pursuant to Section 7(h)(i), draft annual programs and the budgets with regard to Operations to be conducted for any fiscal year shall be prepared and submitted by the Owner to the Members of the Advisory Committee no later than October 31st in each year for the next following fiscal year.
(b) Any draft annual program and budget of Operations for any fiscal year submitted to the Members of the Advisory Committee must, at a minimum, contain:
(i)	a statement in reasonable detail of the proposed Operations;
(ii)	an estimate of all Expenditures, including capital Expenditures, to be incurred and an estimate of the time or period during which it will be incurred, plus a reasonable allowance for contingencies;
(iii)	such other facts as may be necessary to reasonably illustrate the results intended to be achieved by the proposed program;
(iv)	an estimate of the quantity and quality of the ore to be mined and the Minerals and by-products to be produced;
(v)	an estimate of revenues and other cash receipts to be received by the Owner from sales of Minerals;
(vi)	an outline of the sources of funding to be used to implement the proposed program; and
(vii)	any other information reasonably required by the Members.
Each draft program will be accompanied by the reports and data that are reasonably necessary for each Member to evaluate and assess the Approved Annual Program and Budget for the then current fiscal year and the draft program and budget in respect of the next fiscal year. Upon request of any Member, the Owner must meet with that Member to discuss a draft program and budget and will provide such additional or supplemental information as that Member may reasonably require.
(c) The Chair must also convene a meeting of the Advisory Committee for a date not less than 10 nor more than 15 business days after the date of submission of a draft program and budget to the Members for the purpose of the Holder’s Members considering the program and budget as so submitted. The Holder’s Members shall confer with the Holder and the Holder shall provide a decision in writing with respect to the draft program and budget within 10 days of such meeting. If the Holder does not provide a decision in writing, within 10 days of such meeting the program and budget shall be deemed to have been approved. Any budget and program which has been approved by the Holder shall be submitted to the board of directors of the Owner for review and approval. If such budget and program is approved with no material changes, (such program and budget, so approved and adopted, the “Approved Annual Program and Budget”), it shall be implemented by the Owner for the following fiscal year. If the board of directors of the Owner approves the budget and program with material changes, the Owner shall resubmit such amended program and budget to the Holder for approval in accordance with this paragraph.

(d) If the Holder does not approve a program and budget proposed by the Owner in respect of a period during which, in the absence of such approval, there will be no current program and budget relating to Operations and the Holder and the Owner do not prior to the commencement of that period reach some contrary agreement or the Holder does not approve that proposed program and budget or a revision of the proposed program and budget, then, until such time as a program and budget is approved by the Holder, the Holder will be deemed to have approved a program and budget for:
(i)	the continuation of the Operations at the level of the last Approved Program and Budget but with:
(a)	the budget of Expenditures; and
(b)	each item in the budget of Expenditures, comprised in the last Approved Annual Program and Budget escalated at the annual rate of inflation; and
(ii)
the replacement of worn out or obsolete plant, machinery and equipment at the discretion of the Owner to an aggregate value of up to 50% of the average annual Expenditures incurred on such replacements over the three preceding fiscal years by the Owner.

(e) For the purposes of Section 8(d) the "annual rate of inflation" in respect of a fiscal year and in respect of each item comprised in a budget of Expenditures means the movement during the fiscal year:
(i)	in the case of consumable supplies, in the actual purchase cost of the item concerned; or
(ii)	in the case of wages, in the applicable award, collective agreement or other similar agreement; or
(iii)
in all other cases (including salaries and benefits), in the Canadian Consumer Price Index which is most appropriate to the item concerned as published by the Statistics Canada (or in the absence of that index some other periodically published measure of inflation in Canada which as nearly as possible equates to that index agreed upon by the Owner and the Holder or failing such agreement selected by the auditor for the time being of the Owner).

9.	Term
(a) This Agreement shall commence the date hereof and continue in perpetuity unless: (i) the Holder exercises the Partnership Option and the Partnership Option transaction is closed in accordance with Article 3 of the Purchase Agreement, in which case this Agreement shall be cancelled on the Option Closing Date; or (ii) the Owner exercises the Repurchase and the Repurchase transaction is closed in accordance with Article 3 of the Purchase Agreement, in which case this Agreement shall be cancelled on the Repurchase Closing Date.

(b) If any right, power or interest of either Party under this Agreement would violate the rule against perpetuities, then such right, power or interest will terminate at the expiration of twenty (20) years after the death of the last survivor of all the lineal descendants of Her Majesty, Queen Elizabeth II of England, living on the date of this Agreement.
10.	Commingling
The Owner shall have the right to commingle any ores, Minerals from the Properties with ores, minerals and mineral products produced from other properties, provided that such commingling is accomplished after such Minerals have been weighed or measured and sampled in accordance with sound mining and metallurgical practices (detailed records of which shall be kept by Owner) and further provided that the Owner and the Holder shall agree (each acting reasonably and in good faith) upon a weighing/measurement/sampling protocol prior to any commingling occurring. Any FCF Payment due hereunder shall be determined by equitable allocation between Minerals from the Properties and ores, minerals and mineral products from other properties in accordance with sound accounting and metallurgical practice. The Holder will have the right, during reasonable business hours and upon reasonable prior notice to the Owner, to enter upon the Properties and to inspect the plant and procedures followed by the Owner with respect to allocations made under this Section 10, provided that such entry will be at the sole risk and cost of the Holder, and in compliance with applicable safety rules and regulations.
11.	Hedging Transactions
(a) The Holder acknowledges that the Owner shall have the right to market and to sell to third parties the Minerals, and any other minerals and mineral products produced from the Properties in any manner. The Holder further acknowledges that the Owner may from time to time undertake forward sale and/or purchase contracts, spot-deferred contracts, and option and/or other price hedging and price protection arrangements and mechanisms and speculative purchases and sales of forward, futures and option contracts, both on and off commodity exchanges (collectively, “Trading Activities”) in connection with precious metals derived completely from Minerals products produced from the Properties. Except for Concentrate Sales Process Hedges, such Trading Activities and the profits and losses generated thereby, shall not, in any manner, be taken into account in the calculation of FCF Payments due the Holder, whether in connection with the determination of price, the date of sale, or the date any FCF Payments is due.
(b) Where, in the ordinary course of business and in respect of metals derived completely from Minerals produced from the Properties, a gold or copper swap contract relating to the quantity of a single concentrate shipment and for a period of no more than one year is entered into by the Owner for the purpose of reducing exposure to gold and copper prices in the period between provisional and final assays in the sale of a concentrate shipment (“Concentrate Sales Process Hedges”), the gains or losses from such Concentrate Sales Process Hedges will be included in Treatment and Refining Charges (as such term is defined in Schedule “B”) in the FCF Payments calculation.

12.	Representations and Warranties of the Owner
(a) The Owner hereby represents and warrants to the Holder as follows:
(i)	it is duly incorporated, organized, validly existing and in good standing under the laws of its governing jurisdiction;
(ii)
it has all necessary corporate power and authority to enter into and perform its obligations under this Agreement and to own the Properties and to carry on its business as conducted and as proposed to be conducted in respect of in the Properties;

(iii)
neither the execution nor delivery of this Agreement nor the consummation of the transactions contemplated herein nor the compliance with the terms, conditions and provisions of this Agreement will conflict with or result in a breach of any terms, conditions or provisions of the charter documents or by-laws of the Owner, any law, rule or regulation having the force of law, any contractual restrictions that are binding upon the Owner, or any writ, judgment, injunction, determination or award that is binding upon the Owner;

(iv)	this Agreement has been duly executed and delivered by the Owner and constitutes a valid and legally binding obligation of the Owner; and
(v)
the Owner possesses or will possess all material licences, approvals and consents of all governments and regulatory authorities that are required to properly conduct its mining business on the Properties.

(b) All representations, warranties, covenants and agreements of the Owner set forth in this Agreement shall survive the creation of the FCF Royalty and shall continue in full force and effect for the benefit of the Holder for the duration of the term of the FCF Royalty.
13.	Confidentiality; Area of Interest
(a) All information, data, reports, records, analyses, economic and technical studies and test results relating to the Properties and the activities of the Owner or any other party thereon and the terms and conditions of this Agreement (all of which will hereinafter be referred to as “Confidential Information”) will be treated by the Holder as confidential and will not be disclosed to any person not a party to this Agreement, except in the following circumstances:
(i)
the Holder may disclose Confidential Information to its auditors, legal counsel, institutional lenders, brokers, underwriters and investment bankers, provided that such non-party users are first advised of the confidential nature of the Confidential Information, undertake to maintain the confidentiality thereof and are strictly limited in their use of the Confidential Information to those purposes necessary for such non-party users to perform the services for which they were retained by the Holder;

(ii)
the Holder may disclose Confidential Information to prospective purchasers of the Holder's right to receive the FCF Royalty, provided that each such prospective purchaser first agrees in writing to hold such information confidential in accordance with this Section 13(a) and to use it exclusively for the purpose of evaluating its interest in purchasing such FCF Royalty right;

(iii)
the Holder may disclose Confidential Information where that disclosure is necessary to comply with any requirements under applicable law, rules or regulations, and the Owner agrees to promptly provide to the Holder all such information as the Holder, acting reasonably, determines is necessary or desirable to fulfill the Holder's disclosure obligations and requirements under applicable laws, provided that prior to making any such disclosure the Holder shall give the Owner five (5) business days’ prior written notice and the opportunity to comment on such disclosure; or

(iv)	with the prior written approval of the Owner.
The Holder shall ensure that its, and its affiliates’, employees, directors, officers and agents and those persons listed in Section 13(a)(i) and Section 13(a)(ii) are made aware of this Section 13 and comply with the provisions of this Section 13. The Holder shall be liable to the Owner for any improper use or disclosure of such terms or information by such persons.
Any Confidential Information that becomes a part of the public domain by no act or omission in breach of this Section 13(a) will cease to be Confidential Information for the purposes of this Section 13(a).
(b) The Holder acknowledges that Confidential Information may include material non-public information and that applicable securities laws impose restrictions on trading securities when in possession of such information.
(c) During the term of this Agreement, the Holder agrees that it will not acquire or agree to acquire any interest in any mineral rights (including without limitation any exploration or prospecting permit, mineral lease, mining lease, surface lease or similar tenure) (collectively, “Mineral Rights”) located within five (5) kilometres of the outermost external boundaries of the Properties, and the Holder further agrees that neither the Holder nor any of its Affiliates acting on its behalf or at its direction, will acquire or agree to acquire any interest in an entity that, either directly or through Affiliates, derives more than 20% of its value from the ownership of Mineral Rights located within five (5) kilometers of the outermost external boundaries of the Properties.
14.	Tailings
All tailings relating to the Minerals shall be subject to the FCF Payments if such tailings are processed by or behalf of the Owner in the future and result in the production of Minerals.  If commingling of the tailings occurs, the amount of such tailings subject to the FCF Payments shall be based upon the estimated weight of such tailings multiplied by the estimated grade of such tailings in accordance with sound accounting and metallurgical practice.

15.	Maintenance of Properties
(a) The Owner shall do or cause to be done all things and make all payments necessary or appropriate to maintain the right, title and interest of the Owner in the Properties and to maintain the Properties in good standing, provided that the Owner shall in its sole discretion be: (i) entitled to abandon or surrender or allow to lapse or expire any part or parts of the Properties if the Owner determines, acting reasonably, that such part or parts are not economically viable or otherwise have insufficient value to warrant continued maintenance; and (ii) permitted to Transfer the Properties as permitted under this Agreement. For greater certainty, a Relinquishment Event (as defined below) does not constitute a Transfer and is not subject to Article 6.
(b) Notwithstanding Section 15(a), if the Owner or an Affiliate of the Owner wishes to abandon surrender, allow to lapse or expire (the “Relinquishment Event”) all or any portion of the Properties (the “Released Properties”), then the Owner shall provide the Holder with a minimum of 30 days’ prior written notice of such intended Relinquishment Event. Upon receipt of the said notice, the Holder shall have a period of 10 days within which to advise the Owner in writing that it desires to acquire the Released Properties, by quitclaim deed or equivalent legal instrument, for consideration equal to $10.00. If the Holder shall forward such written notice to the Owner within the said 10-day period, the Owner shall thereafter do all such acts and things or shall cause all such acts and things to be done, at the Holder’s own sole cost and expense, to assign or convey, as appropriate, the Released Properties to the Holder for the said $10.00 and to have the Released Properties recorded or registered into the name of the Holder (at the sole cost of the Holder). If the Holder does not forward the said written notice to the Owner within the said 10-day period, then the Owner or the Affiliate of the Owner shall have the right to complete the Relinquishment Event with respect to the applicable Released Properties. If a Relinquishment Event is completed and thereafter, the Owner or any Affiliate of the Owner subsequently reacquires a direct or indirect beneficial interest in the Released Properties then such Released Properties will once again be subject to the obligation to pay the FCF Royalty pursuant to this Agreement with respect thereto.
16.	Transfer by Owner
Subject to Section 6, the Owner shall be entitled to Transfer the Properties and its rights and obligations under this Agreement, provided the following conditions are satisfied, and upon such conditions being satisfied in respect of any Transfer only the Owner shall be released from all obligations under this Agreement:
(a) any purchaser, transferee, lessee or assignee of the Properties or this Agreement (other than a mortgagee, charge, lessee, assignee or encumbrancer) agrees in writing in favour of the Holder to be bound by the terms of this Agreement;
(b) any purchaser, transferee or assignee of this Agreement (other than a mortgagee, charge, lessee, assignee or encumbrancer) has simultaneously acquired the Owner’s right, title and interest in and to the Properties; and
(c) any mortgagee, chargee, lessee, assignee or encumbrancer of the Properties or this Agreement agrees in advance in writing in favour of the Holder to be bound by and subject to the terms of this Agreement in the event it takes possession of or forecloses on all or part of the Properties and undertakes to obtain an agreement in writing in favour of the Holder from any subsequent purchaser, lessee, assignee or transferee of such mortgagee, chargeholder, lessee or encumbrancer that such subsequent purchaser, lessee, assignee or transferee will be bound by the terms of this Agreement including, without limitation, this Section 16.

17.	Conduct of Operations
(a) All decisions concerning methods, the extent, times, procedures and techniques of any exploration, development, mining, milling, processing, extraction treatment, if any, and the materials to be introduced into the Properties or produced therefrom, and all decisions concerning the sale or other disposition of Minerals (including, without limitation, decisions as to buyers, times of sale, whether to store or stockpile Minerals for a reasonable length of time without selling the same) shall be made by the Owner, in its sole discretion, provided that if the Owner determines to stockpile Minerals it shall first take commercially reasonable steps to secure such Minerals from loss, theft, tampering and contamination.
(b) The Owner shall not be responsible for nor obliged to make any FCF Payments which account for the value of any Minerals lost in any mining or processing of the Minerals.
(c) The duly authorised representatives of the Holder and a consultant engaged by the Holder may, at the risk of the Holder, have access to the Properties twice per calendar year (and such other time(s) as the Owner may agree) for the purposes of inspecting the Properties and the Operations being carried out on the Properties. The Holder must ensure that its representatives or consultant, as the case may be, cause minimal inconvenience to or interference with the Owner or contractors or subcontractors of the Owner in the conduct of the Operations, do not give any instructions or directions to any Person engaged in the conduct of the Operations, and comply strictly with any safety regulations or instructions promulgated or given by or on behalf of the Owner.
18.	Books; Records; Inspections
The Owner shall keep true, complete and accurate books and records of all of its operations and activities with respect to the Properties, including the mining of Minerals therefrom and the mining, treatment, processing, refining and transportation of Minerals, prepared in accordance with IFRS, consistently applied. Subject to complying with the confidentiality provisions in Section 13(a) of this Agreement, the Holder and/or its authorized representatives shall be entitled, upon delivery of thirty (30) business days advance notice, and during the normal business hours of the Owner, to perform audits or other reviews and examinations of the Owner’s books and records relevant to the calculation and payment of the FCF Payments pursuant to this Agreement no more than once per calendar year to confirm compliance with the terms of this Agreement.  All expenses of any audit or other examination permitted hereunder shall be paid by the Holder, unless the results of such audit or other examination permitted hereunder disclose a deficiency in respect of any FCF Payments paid to the Holder hereunder in respect of the period being audited or examined in an amount greater than five percent (5%) of the amount of the FCF Payments properly payable with respect to such period, in which event all expenses of such audit or other examination shall be paid by the Owner.
19.	Indemnity by Owner
(a)  The Owner does hereby agree to defend, indemnify, reimburse and hold harmless the Holder, its Affiliates, and their respective officers, directors, employees, agents and their successors and assigns (collectively, “Holder Indemnified Parties”), and each of them, from and against any and all Losses that the Holder Indemnified Parties may sustain, suffer or incur as a result of:

(i)
any Operations conducted on or in respect of the Properties by or on behalf of the Owner that result from or relate to Losses, in any way arising from or connected with any non-compliance by the Owner with any present or future environmental laws; and

(ii)
any failure by the Owner to timely and fully perform all abandonment, restoration, remediation and reclamation required by all governmental authorities pertaining or related to the Operations or activities by or on behalf of the Owner on or with respect to the Properties.

(b) The Parties acknowledge that the Holder is acting as agent and trustee for and on behalf of each other Holder Indemnified Party with respect to any rights pursuant to Section 19(a) but the Owner and the Holder agree that they may amend, terminate, revise or replace this Agreement at any time and in any manner whatsoever, notwithstanding any such rights granted pursuant hereto to any such Holder Indemnified Party, without notice to, consent of, or any other obligation whatsoever to, such Holder Indemnified Party.
20.	Dispute Resolution
Any matter in this Agreement in dispute between the Parties which has not been resolved by the Parties within thirty (30) days of the delivery of notice by either Party of such dispute shall be referred to binding arbitration. Such referral to binding arbitration shall be to a qualified single arbitrator pursuant to the Arbitrations Act, 1991 (Ontario), which Act shall govern such arbitration proceeding in accordance with its terms except to the extent modified by the rules for arbitration set out in Schedule ”C”. The determination of such arbitrator shall be final and binding upon the Parties hereto and the costs of such arbitration shall be as determined by the arbitrator.  The Parties covenant that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.
21.	General Provisions
(a) Interest in Land; Registration of Interest
(i)
The Parties intend that, subject to the provisions of Section 15(b), the FCF Royalty on the Properties will be a covenant running with the Properties, will be enforceable as an in rem interest in land which shall run with the Properties (provided that such interest shall be satisfied only by the payment to the Holder of the FCF Payments). Any conveyance by the Owner of the Properties shall include a provision requiring the transferee to pay the FCF Royalty on the Properties. Subject to compliance with Section 16, upon a conveyance by the Owner of the Properties and this Agreement, the Owner shall automatically be released from, and shall have no obligations to the Holder in respect of, any obligations hereunder that accrue following the date of such transfer.

(ii)
It is the express intention of the Parties that to the fullest extent permissible at law, the FCF Royalty on the Properties shall be registerable or otherwise recordable in all public places where interests in a royalty are recordable, and accordingly, the Holder will have the right from time to time after the date hereof, at its own cost and expense, to make any additional registrations or records of notice of this Agreement and the FCF Royalty, any other documents relating to or contemplated by the foregoing and any caution or other title document, against title to the Properties or elsewhere, and the Owner will cooperate with all such registrations and recordings and provide its written consent or signature to any documents and do such other things from time to time as are necessary or desirable to effect all such registrations or recordings or otherwise to protect the interests of the Holder in the FCF Royalty as contemplated hereunder.

(b) No Partnership, etc.
This Agreement is not intended to, and will not be deemed to, create (expressly or by implication) any partnership relation between the Parties including, without limitation, a joint venture, mining partnership, commercial partnership or other partnership relationship between the Owner and the Holder, and in this regard the Parties acknowledge and agree that the Holder is neither an owner nor operator of the New Afton Mine. The obligations and liabilities of the Parties will be several and not joint and neither of the Parties will have or purport to have any authority to act for or to assume any obligations or responsibility on behalf of another Party. Nothing herein contained will be deemed to constitute a Party the partner, agent, joint venturer or legal representative of another Party, nor shall anything in this Agreement be construed to create, expressly or by implication, a fiduciary relationship between the Parties.
(c) Further Assurances
Each Party shall with reasonable diligence execute all such further instruments and documents and do all such further actions as may be reasonably necessary or desirable to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further document or action, unless expressly indicated otherwise.
(d) Binding Effect
All covenants, conditions, and terms of this Agreement shall bind and enure to the benefit of the Parties hereto and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.
(e) Governing Law
This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein.
(f) Time of Essence
Time is of the essence in this Agreement.
(g) Waiver
The failure of a Party to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit the Party’s right thereafter to enforce any provision or exercise any right.

(h) Amendment
No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by all Parties and, unless otherwise specified, no consent or approval by any Party, shall be binding unless executed in writing by the Party to be bound thereby.
(i) Severability
If any provision of this Agreement is wholly or partially invalid, this Agreement shall be interpreted as if the invalid provision had not been a part hereof so that the invalidity shall not affect the validity of the remainder of the agreement which shall be construed as if the agreement had been executed without the invalid portion. It is hereby declared to be the intention of the Parties that this Agreement would have been executed without reference to any portion which may, for any reason, hereafter be declared or held invalid.
(j) Accounting Principles
All calculations hereunder shall be made in accordance with IFRS.
(k) Currency
All dollar amounts or references to $ herein are in United States dollars.
(l) Assignment to Affiliates
Notwithstanding the provisions of Section 6, a Party may at any time Transfer all or any part of its interest in this Agreement (and the corresponding rights contained in the Purchase Agreement) to an Affiliate provided such Affiliate shall agree in advance in writing with the other Party to be bound by any obligations of such Party to be performed hereunder and further provided that such Party shall remain liable for the due performance of any of its obligations hereunder.
(m) Notices
All notices delivered under this Agreement shall be delivered in accordance with the notice provisions set out in Section 10.3 of the Purchase Agreement.
(n) Entire Agreement
This Agreement, together with the Purchase Agreement, constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements, negotiations, discussions and understandings, written or oral, between the Parties. Except as may be specifically set forth in this Agreement, there are no representations, warranties, conditions, or other agreements or acknowledgments, whether direct or collateral, express or implied, that form part of or affect this Agreement, or which induced any Party to enter into this Agreement or on which reliance is placed by either Party.

(o) Execution and Delivery
This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile, .pdf or other electronic means, and all such counterparts shall together constitute one and the same agreement.
[Remainder of page left intentionally blank.]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the day and year first above written.

NEW GOLD INC.
By:
Name:
Title:

By:
Name:
Title:

[●], by its general partner [●]
By:
Name:
Title:

By:
Name:
Title:

SCHEDULE “A”

Properties
[Description of the Properties Redacted]

SCHEDULE “B”

Determination of Free Cash Flow
1.	Determination of FCF Payments.
(a) As used herein, “Free Cash Flow” for any period means the following based on incurred or accrued in that period:
A.	Revenues for such period; less
B.	The sum of each of the following, for the period (without duplication):
i.	Treatment and Refining Costs;
ii.	Operating Costs;
iii.	Exploration Costs;
iv.	Interest Costs;
v.	Taxes (excluding any and all federal or provincial income taxes);
vi.	Change in Working Capital (which may be a positive or negative number);
vii.	Lease Payments;
viii.	Capital Costs; and
ix.	solely in periods after the earlier of the Option Expiry Date or Termination Date, as applicable, Allowance for Future Reclamation Costs,
Subject to the application of Section 2(d) of the Agreement, in the event that Free Cash Flow is a negative number, “Free Cash Flow” shall be deemed to be one dollar ($1.00).
(b) “Revenues” means, for any period, the sum of the following revenues:
i.	proceeds received by the Owner from the sale of all Minerals (less any proceeds from the sale of Minerals from Unapproved Additional Capital Projects); and
ii.	Concentrate Sales Process Hedges.
(c) “Treatment and Refining Charges” shall mean all costs related to third party smelting, refining, penalty and transport costs of Minerals (except Minerals from Unapproved Additional Capital Projects) and net cash gains/losses from Concentrate Sales Process Hedges.
(d) “Operating Costs” shall mean all operating costs and expenses related with the mining, processing or treatment of Minerals from the Properties (excluding operating costs and expenses from Unapproved Additional Capital Projects), including without limitation, all of the following (determined without duplication) Mining Costs, Milling and Processing Costs, General and Administrative Costs, Royalties and Selling and Delivery Costs:

i.
“Mining Costs” shall mean costs and expenses in the period incurred in respect of exploring for, developing, mining, extracting, removing, and transporting to any processing site Minerals. Such costs and expenses shall include, without limitation, those incurred for labor, machinery operations, fuel, explosives and other materials, developmental or ore delineation drilling;

ii.
“Milling and Processing Costs” shall mean costs and expenses incurred in respect of: (x) milling, treating or processing and transportation costs, all costs, charges and expenses for treatment in the smelting and refining process (including handling, processing, deductions, tolling charges); and (y) sales and brokerage costs, and actual costs of transportation (including insurance, storage, warehousing, port demurrage, delay and forwarding expenses) of Minerals or other products from the Properties to the place of treatment and then to the place of sale, without duplication;

iii.	“General and Administrative Costs” shall mean costs and expenses incurred in respect of the Properties during the calendar year and the production of ores and Minerals therefrom;
iv.
“Royalties” means all royalties or production royalties or royalties of any nature incurred in respect of the Properties (other than the FCF Payments pursuant to the FCF Royalty) or other payments of any nature whatsoever payable to third parties having an interest in the Properties and includes payments to any Indigenous Group pursuant to any impact benefit, participation or other similar agreement; and

v.
“Selling and Delivery Costs” shall mean costs and expenses incurred in respect of the production of Minerals from Properties during the calendar year in or in connection with the marketing of Minerals and the delivery of such Minerals to points of ultimate delivery to customers, including without limitation, all shipping and delivery costs, agency fees, and storage charges, without duplication.

For greater certainty, in the event of any Unapproved Additional Capital Projects, the exclusion of operating costs and expenses from Unapproved Additional Capital Projects for purposes of the calculation of Mining Costs, Milling and Processing Costs, General and Administrative Costs, Royalties and Selling and Delivery Costs for purposes of the calculation of Free Cash Flow shall be allocated on a proportionate basis and in accordance with generally accepted practices in the mining industry, and in a manner mutually satisfactory to the Owner and the Holder (each acting reasonably and in good faith).
(e) “Exploration Costs” shall mean exploration costs incurred in respect of the Properties with the objective of identifying new mineralization or additional mineral reserves or mineral resources, or improving confidence in or understanding of existing mineral reserves or mineral resources, within the Properties.

(f) “Interest Costs” shall mean any interest cost actually incurred during the period in respect of the Properties (including but not limited to, interest on instruments issued for reclamation bonding, interest on advance payments receipts and interest on leased assets) net of any interest income earned solely in respect of the Properties during such period.
(g) “Taxes” shall mean all taxes, levies, duties, royalties, charges, fees and assessments whatsoever, of any federal, provincial, municipal or local government, domestic and foreign, or any subdivision thereof, whether now or in the future that are imposed on or levied against, or allocated to, any mining, milling, or other operations on the Properties, purchases with respect to such operations, and/or any production or sales of products from the Properties, including without limitation, any Tax payable pursuant to a return filed under the Mineral Tax Act [RSBC 1996] Chapter 291, all value added taxes, any payroll taxes, severance taxes, sales and use taxes, customs duties, import fees, government royalties, net proceeds of mines taxes, excluding only federal and provincial income tax payable by the Owner and any value added taxes and sales and use taxes recoverable by the Owner from a Governmental Authority through any refund, rebate, credit or similar means. Taxes shall also include the cost or benefit resulting from an adjustment following the audit and/or reassessment of any Taxes relating to the time period in which the Holder receives FCF Payments.
(h) “Change in Working Capital” shall mean, for a period, the amount equal to the sum of the accounts receivable, accounts payable, inventory cash costs and prepaid expenses, all in respect of the Properties, as of the end of the period, less the sum of those same amounts at the end of the preceding period, such working capital to be managed by the Owner in good faith.
(i) “Lease Payments” shall mean all payments, without duplication, related to the leasing of assets for use at the Properties.
(j) “Capital Costs” shall mean all capitalized costs for the period in respect of the Properties and include capitalized costs related to exploration, development (including construction) or mining of the Properties, permitting and the purchase of equipment, buildings and infrastructure for the Properties, but not including capital costs relating to Unapproved Additional Capital Projects.
(k) “Allowance for Future Reclamation Costs” shall mean the amortization of assets recognized for a provision for future costs anticipated to be incurred by the Owner in reclaiming the Properties in accordance with applicable laws, regulations and agreements and accretion charges incurred in the period related to the associated liability.
2.	Affiliate Operating Costs.
Where any Operating Costs are incurred with respect to the mining, milling, processing, selling, or delivering of ores and Minerals produced from the Properties in conjunction with the mining, milling, processing, selling, or delivering of ores and minerals produced from other properties controlled by the Owner or its Affiliates, such Operating Costs shall be allocated and apportioned in accordance with generally accepted practices in the mining industry and in a manner mutually satisfactory to the Owner and the Holder (each acting reasonably and in good faith).

SCHEDULE “C”

Rules for Arbitration
The following rules and procedures shall apply with respect to any matter to be arbitrated by the parties under the terms of the Agreement.
1.	Initiation of Arbitration Proceedings
(a) If any Party to this Agreement wishes to have any matter under this Agreement arbitrated in accordance with the provisions of this Agreement, it shall give notice to the other Party hereto specifying particulars of the matter or matters in dispute and proposing the name of the person it wishes to be the single arbitrator. Within five days after receipt of such notice, the other Party to this Agreement shall give return notice to the first party advising whether such Party accepts the arbitrator proposed by the first Party and if such Party does not accept the arbitrator proposed by the first Party, proposing the name of the person it wishes to be the single arbitrator.  If such return notice is not given by the other Party within such five-day period, it shall be deemed to have accepted the arbitrator proposed by the first Party. If such return notice is given within such five day period and does not accept the proposed arbitrator of the first Party and proposes another person to be arbitrator, the first Party shall, within five days after receipt of such return notice, give notice to the other Party advising whether such first party accepts the arbitrator proposed by the other Party. If the parties do not agree upon a single arbitrator within such second five-day period, the single arbitrator shall be chosen in accordance with the Arbitrations Act, 1991 (Ontario).
(b) The individual selected as Arbitrator shall be qualified by education and experience to decide the matter in dispute.  The Arbitrator shall be at arm’s length from both Parties and shall not be a member of the audit or legal firm or firms who advise either Party, nor shall the Arbitrator be a person who is otherwise regularly retained by either of the Parties.
2.	Submission of Written Statements
(a) Within five days of the appointment of the Arbitrator, the Party initiating the arbitration (the “Claimant”) shall send the other Party (the “Respondent”) a statement of claim setting out in sufficient detail the facts and any contentions of law on which it relies, and the relief that it claims.
(b) Within 10 days of the receipt of the statement of claim, the Respondent shall send the Claimant a statement of defence stating in sufficient detail which of the facts and contentions of law in the statement of claim it admits or denies, on what grounds, and on what other facts and contentions of law he relies.
(c) Within five days of receipt of the statement of defence, the Claimant may send the Respondent a statement of reply.
(d) All statements of claim, defence and reply shall be accompanied by copies (or, if they are especially voluminous, lists) of all essential documents on which the Party concerned relies and which have not previously been submitted by any Party, and (where practicable) by any relevant samples.

(e) After submission of all the statements, the Arbitrator will give directions for the further conduct of the arbitration.
3.	Meetings and Hearings
(a) The arbitration shall take place in the City of Toronto, or in such other place as the Claimant and the Respondent shall agree upon in writing. The arbitration shall be conducted in English. Subject to any adjournments which the Arbitrator allows, the final hearing will be continued on successive working days until it is concluded.
(b) All meetings and hearings will be in private unless the parties otherwise agree.
(c) Any Party may be represented at any meetings or hearings by legal counsel.
(d) Each Party may examine, cross-examine and re-examine all witnesses at the arbitration.
4.	The Decision
(a) The Arbitrator will make a decision in writing and, unless the parties otherwise agree, will set out reasons for decision in the decision.
(b) The Arbitrator will send the decision to the parties as soon as practicable after the conclusion of the final hearing, but in any event no later than 10 days thereafter, unless that time period is extended for a fixed period by the Arbitrator on written notice to each Party because of illness or other cause beyond the Arbitrator’s control.
(c) The decision shall determine and award costs to the successful Party in the arbitration.
(d) The decision shall be final and binding on the parties and shall not be subject to any appeal or review procedure provided that the Arbitrator has followed the rules provided herein in good faith and has proceeded in accordance with the principles of natural justice.  In the event either Party initiates any court proceeding in respect of the decision of the Arbitration or the matter arbitrated, such Party shall, if unsuccessful in the court proceeding, pay the other parties costs on a solicitor/client basis plus all other reasonable expenses incurred by such other Party from the date of delivery of the notice commencing arbitration to the date of determination of such court proceeding.
5.	Jurisdiction and Powers of the Arbitrator
(a) By submitting to arbitration under these Rules, the parties shall be taken to have conferred on the Arbitrator the following jurisdiction and powers, to be exercised at the Arbitrator’s discretion subject only to these Rules and the relevant law with the object of ensuring the just, expeditious, economical and final determination of the dispute referred to arbitration.
(b) Without limiting the jurisdiction of the Arbitrator at law, the parties agree that the Arbitrator shall have jurisdiction to:
(i)	determine any question of law arising in the arbitration;

(ii)	determine any question as to the Arbitrator’s jurisdiction;
(iii)	determine any question of good faith, dishonesty or fraud arising in the dispute;
(iv)	order any Party to furnish further details of that Party’s case, in fact or in law;
(v)
proceed in the arbitration notwithstanding the failure or refusal of any Party to comply with these Rules or with the Arbitrator’s orders or directions, or to attend any meeting or hearing, but only after giving that Party written notice that the Arbitrator intends to do so;

(vi)	receive and take into account such written or oral evidence tendered by the parties as the Arbitrator determines is relevant, whether or not strictly admissible in law;
(vii)	make one or more interim awards;
(viii)	hold meetings and hearings, and make a decision (including a final decision) in Toronto, Ontario or elsewhere with the concurrence of the parties thereto;
(ix)
order the parties to produce to the Arbitrator, and to each other for inspection, and to supply copies of, any documents or other evidence or classes of documents in their possession or power which the Arbitrator determines to be relevant; and

(x)	make interim orders to secure all or part of any amount in dispute in the arbitration.

SCHEDULE “D”

Tailings Budget
[Tailings Budget Redacted]

EXHIBIT “F”
CHERRY CREEK PROPERTIES
[Cherry Creek Property Description Redacted]

F -1

EXHIBIT “G”
OPINION PROPERTIES
[Description of Opinion Properties Redacted]

G -1

EXHIBIT “H”
SUGARLOAF AND NORTHLAND PROPERTIES
[Description of Sugarloaf and Northland Properties Redacted]

H-1